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                                              OMB Number:           3235-0116
                                              Expires:        August 31, 2005
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                                              hours per response.........6.20
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

For the month of May 20, 2003.
                 ------------

Commission File Number
                       ----------------

                           DOMAN INDUSTRIES LIMITED
------------------------------------------------------------------------------
               (Translation of registrant's name into English)

      3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
------------------------------------------------------------------------------
                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/  Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.

Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-________________.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DOMAN INDUSTRIES LIMITED
                                          -------------------------------------
                                                    (Registrant)

Date     May 20, 2003                     By        /s/ Philip G. Hosier
     -------------------                  -------------------------------------
                                                       (Signature)*
                                                    Philip G. Hosier
                                          Vice President, Finance and Secretary

--------
*Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                  THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

------------------------------------------------------------------------------

                            DOMAN INDUSTRIES LIMITED

                                 [DOMAN LOGO]

                            ANNUAL STATUTORY REPORT
                                   FOR 2002

                               PRESIDENT'S REPORT
                               NOTICE OF MEETING
                              INFORMATION CIRCULAR
                  2002 ANNUAL INFORMATION FORM - MAY 12, 2003
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------

                 [FULL PAGE MAP SHOWING DOMAN OPERATIONS OMITTED]

                        ANNUAL STATUTORY REPORT FOR 2002

                                TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
FINANCIAL HIGHLIGHTS...................................................     4
PRESIDENT'S REPORT.....................................................     5
NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS............................     6
MANAGEMENT INFORMATION CIRCULAR........................................     7
2002 ANNUAL INFORMATION FORM...........................................    45
   GLOSSARY OF CERTAIN TERMS...........................................    45
   THE COMPANY.........................................................    49
   GENERAL DEVELOPMENT OF THE BUSINESS.................................    49
   History.............................................................    49
   Recent Developments and Restructuring Efforts.......................    50
   CCAA Proceedings....................................................    53
   BUSINESS OF THE COMPANY.............................................    53
   Company Profile.....................................................    53
   Strategy............................................................    54
   Industry............................................................    54
   Recent Legislative Amendments.......................................    55
   Forest Resources....................................................    55
   Solid Wood Facilities...............................................    61
   Pulp Mills..........................................................    62
   Sales, Marketing and Distribution...................................    63
   Competition.........................................................    65
   Environment.........................................................    65
   First Nations Issues................................................    68
   Capital Expenditures................................................    69
   Softwood Lumber Dispute.............................................    69
   Human Resources.....................................................    70
   Research and Development............................................    70
   SELECTED CONSOLIDATED FINANCIAL INFORMATION.........................    71
   DIVIDENDS...........................................................    71
   DIRECTORS AND OFFICERS..............................................    72
   MARKET FOR SECURITIES...............................................    73
   MANAGEMENT'S DISCUSSION AND ANALYSIS AND FINANCIAL STATEMENTS.......    73
   INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS...................    73
ADDITIONAL INFORMATION.................................................    74
MANAGEMENT'S DISCUSSION AND ANALYSIS...................................    75
CONSOLIDATED FINANCIAL STATEMENTS......................................    85

                             FINANCIAL HIGHLIGHTS

                                                                   For the Years Ended
                                                                       December 31,
                                                          -------------------------------------
                                                                2002                2001
                                                          ---------------      ----------------
                                                             (millions of dollars except
                                                                  per share amounts)
OPERATING RESULTS
Sales..................................................       $  634.9             $  770.0
EBITDA(1)..............................................           53.4                 11.9
Amortization...........................................           48.5                 67.2
Write-down of assets and related costs.................           67.5                291.7
EBIT(2)................................................          (62.6)              (347.1)
Interest expense.......................................          (97.8)              (173.4)
Other income (expense).................................           (3.0)                14.4
Income tax expense (recovery)..........................             .8                (93.2)
Net loss...............................................         (164.1)              (412.9)
Working capital (used in) operations...................          (66.9)              (104.4)
Funds provided by (used in) operating activities.......          (28.0)                30.5
Capital Expenditures...................................           29.6                 43.6

PER COMMON AND NON-VOTING SHARE
Net loss(3)............................................       $  (3.97)            $  (9.82)
Funds provided by (used in) operating activities.......           (.66)                0.72
Dividends paid.........................................              -                    -
Price range - TSX
   Class A Common
      High.............................................            .85                 1.30
      Low..............................................            .18                 0.30
      Close............................................            .61                 0.53
      Volume of shares traded..........................    407,199 shares       201,965 shares
   Class B Non-Voting, Series 2
      High.............................................            .66                 0.83
      Low..............................................            .17                 0.26
      Close............................................            .21                 0.56
      Volume of shares traded                             9,085,665 shares     14,380,141 shares
Book value of Class A Common and Class B Non-Voting,
   Series 2 Shares at year end(4)......................         (11.72)               (7.50)

                                                                    As at December 31,
                                                          -------------------------------------
                                                                2002                2001
                                                          ---------------      ----------------
                                                                  (millions of dollars)
ASSETS AND LIABILITIES
Working capital.......................................        $  149.0             $  232.2
Total assets..........................................           843.9                974.5
Long-term debt........................................         1,061.7              1,072.0
Shareholders' deficiency..............................          (415.5)              (240.9)

----------

(1) EBITDA represents operating earnings before interest, income and capital taxes, depreciation, amortization, write-down of assets and related costs and other non-operating income and expenses. Doman Industries Limited (the "Company") has included information concerning EBITDA because the Company understands that it is used by certain investors as a measure of the Company's performance. EBITDA does not represent cash generated from operations as defined by generally accepted accounting principles and it is not necessarily indicative of cash available to fund cash needs.

(2) EBIT represents operating earnings (loss) before interest, income and capital taxes and other non-operating income and expenses.

(3) After giving retroactive effect to stock dividends and after provision for dividends on preferred shares, where applicable.

(4)  Book value of shares includes cumulative dividends on preferred shares.

                               PRESIDENT'S REPORT

TO OUR SHAREHOLDERS

The year ended December 31, 2002 was a very difficult one for the Company as it worked to restructure its balance sheet and rationalize its operations. As a result of the weakness in the pulp segment, uncertainty surrounding the unresolved trade dispute involving softwood lumber exports to the U.S., and our high debt levels, our Company undertook a strategic review of alternatives including, among other things, asset divestitures and restructurings of our indebtedness. We also reviewed potential refinancing options for our outstanding notes and concluded that we needed to complete a successful restructuring of our indebtedness in order to access external sources of funding.

With the assistance of our financial adviser, we entered into discussions with the majority of the holders of our unsecured notes to explore potential restructuring options. We announced on November 7, 2002 that we had reached agreement in principle with the majority of our unsecured noteholders on the terms of a proposed plan to consensually restructure the Company's financial affairs under the COMPANIES' CREDITORS ARRANGEMENT ACT ("CCAA"). The proposed plan was designed to keep Doman intact and establish a capital structure that would position the Company as a strong long-term competitor in the British Columbia coastal forest products industry. Under the terms of the proposed plan the Company's long-term debt would be reduced from US$673 million to US$273 million and a minimum of US$32.5 million in funds would be provided for working capital purposes.

As part of the proposed plan, on November 7, 2002, we obtained a B.C. Supreme Court order for protection under the CCAA. The effect of the order, and subsequent extensions, has been to stay the Company's current obligations to creditors, in order that a plan of compromise or arrangement can be approved and implemented.

On March 7, 2003 the Company's application to file its proposed plan and call a creditors' meeting was dismissed by the Court as a result of objections raised by an ad hoc committee of holders of our secured notes. Permission, however, was granted to the Company to reapply with a revised plan of compromise or arrangement.

On April 25, 2003 we obtained an extension of the stay of proceedings of July 23, 2003 in order to provide us with more time to revise our plan. Discussions with representatives of secured and unsecured noteholders are continuing. We do not expect to file a revised plan before June 2003.

As a result of the unfavourable industry operating environment, in 2002, and operating under CCAA, we managed our operations to maximize cash and control working capital requirements. Production levels in our solid wood segment, both in logging and sawmilling, were curtailed again in 2002. However, in spite of this the employees at our logging operations did an excellent job in containing costs. Similarly, the rationalization of our sawmill operations, which had commenced in 2001, was advanced in 2002 with production now focussed at six sawmills rather than nine, thereby reducing our unit costs. In the pulp segment, we are seeing a significant strengthening in NBSK pulp markets since the beginning of 2003 following a depressing year in 2002 and although dissolving sulphite pulp markets remain stable but weak, the Company is working with our Port Alice pulpmill union and staff to develop a plan to make that mill economically viable and profitable.

In 2003, we will endeavour to continue to manage our operations to try to reposition our Company to realize upon our excellent fibre basket and efficient, low cost sawmills. However, the ability of the Company to continue as a going concern is primarily dependent upon the Company's ability to emerge from CCAA. Once we emerge from CCAA, with a restructured balance sheet, and can operate on a more stable and sustainable basis, we expect to see a return to profitability.

In closing, the Board of Directors would like to acknowledge the outstanding loyalty and commitment shown by our employees as they have had to respond to the challenges of the past year. Similarly, we wish to thank our suppliers who have stood by us and ask for their continued support.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.H. Doman
-------------------------------------
J.H. DOMAN
President and Chief Executive Officer
Doman Industries Limited
Duncan, British Columbia
May 12, 2003

                            DOMAN INDUSTRIES LIMITED

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 27, 2003

TO:      The Shareholders of Doman Industries Limited

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of Doman Industries Limited (the "Company") will be held at the Silver Bridge Inn, 140 Trans-Canada Highway, Duncan, British Columbia on Friday, the 27th day of June, 2003, at 11:00 a.m., for the following purposes:

1. To receive the consolidated financial statements of the Company for the financial year ended December 31, 2002 and the report of the auditors thereon;

2.   To elect directors for the ensuing year;

3. To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

4. To confirm By-Law No. 1, which is set forth in Schedule "A" to the accompanying management information circular (the "Information Circular"), all as more particularly described in the Information Circular; and

5. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Shareholders of record at the close of business on May 12, 2003 (the "Record Date") holding Class A Common Shares ("Class A Shares") are entitled to receive this Notice of Meeting and to attend and vote at the Meeting on all matters. Shareholders of record on the Record Date holding Class A Cumulative Redeemable Preferred Shares, Series 4 ("Preferred Shares") are entitled to receive this Notice of Meeting and vote at the Meeting on all matters, other than the election of the incumbent directors. Holders of Preferred Shares are entitled to vote separately for the election of up to two directors as provided in the Articles of Continuance of the Company. Shareholders of record on the Record Date, holding Class B Non-Voting Shares, Series 2, are entitled to receive this Notice of Meeting, but are not entitled to vote at the Meeting.

If you are a registered holder (a "Voting Shareholder") of Class A Shares or Preferred Shares and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed Form of Proxy. A proxy will not be valid unless it is deposited at the office of CIBC Mellon Trust Company, Corporate Trust Department, 1066 West Hastings Street, 1600 Oceanic Plaza, Vancouver, British Columbia, V6E 3X1, on or before 11:00 a.m. on June 25, 2003.

If you are a non-registered Voting Shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered Voting Shareholder and do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

DATED at Vancouver, British Columbia, this 12th day of May, 2003.

                                             BY ORDER OF THE BOARD OF DIRECTORS

                                             [signed]

                                             P.G. Hosier
                                             Secretary

--------------------------------------------------------------------------------
                            DOMAN INDUSTRIES LIMITED

                         MANAGEMENT INFORMATION CIRCULAR
--------------------------------------------------------------------------------

      INFORMATION PROVIDED AS AT MAY 12, 2003, UNLESS OTHERWISE SPECIFIED, FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 27, 2003

This management information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by management ("Management") of Doman Industries Limited (the "Company") for use at the annual general meeting of shareholders ("Shareholders") of the Company to be held at 11:00 a.m. on June 27, 2003 and at any and all adjournments thereof (the "Meeting"), at the place and for the purposes set forth in the Notice of Meeting.

THE SOLICITATION IS MADE BY MANAGEMENT. The cost of this solicitation will be borne by the Company. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company at nominal cost. The Company will also pay the broker-dealers, banks or other nominee Shareholders of record their reasonable expenses in mailing copies of the meeting materials to beneficial owners of shares of the Company.

All dollar amounts in this Information Circular are in Canadian currency, unless otherwise specified.

                                   RECORD DATE

The directors have set May 12, 2003 as the record date for determining which Shareholders holding Class A Common Shares ("Class A Shares") shall be entitled to receive the Notice of the Meeting and vote at the Meeting, which Shareholders holding Class B Non-Voting Shares, Series 2 ("Non-Voting Shares") are entitled to receive the Notice of Meeting and which Shareholders holding Class A Cumulative Redeemable Preferred Shares, Series 4 ("Preferred Shares") shall be entitled to receive the Notice of the Meeting and to vote at the Meeting.

                      APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY AND ARE MANAGEMENT DESIGNEES. A SHAREHOLDER ENTITLED TO VOTE AT THE MEETING (A "VOTING SHAREHOLDER") DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A VOTING SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF CIBC MELLON TRUST COMPANY, CORPORATE TRUST DEPARTMENT, 1066 WEST HASTINGS STREET, 1600 OCEANIC PLAZA, VANCOUVER, BRITISH COLUMBIA, V6E 3X1, NOT LATER THAN 11:00 A.M. ON WEDNESDAY, JUNE 25, 2003.

A proxy will not be valid unless signed by the Voting Shareholder or by the Voting Shareholder's attorney duly authorized in writing, or, if the Voting Shareholder is a corporation or association, the Form of Proxy must be executed by an attorney or other representative individual duly authorized in writing. If the Form of Proxy is executed by an attorney for an individual Voting Shareholder or by an attorney or other representative individual of a Voting Shareholder that is a corporation or association, the instrument so empowering the attorney or other representative individual, as the case may be, or a notarial copy thereof, must accompany the Form of Proxy.

A Voting Shareholder who has given a proxy may revoke it by an instrument in writing signed by the Voting Shareholder or by the Voting Shareholder's attorney duly authorized in writing or, if the Voting Shareholder is a corporation or association, the instrument in writing and must be executed by an attorney or other representative individual duly authorized in writing, and delivered to the registered office of the Company at Suite 1000, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, to the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any manner provided by law.

                                VOTING OF PROXIES

All Class A Shares and Preferred Shares (collectively, the "Voting Shares") represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot), in accordance with the instructions specified in the enclosed Form of Proxy. THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR, WHEN PROPERLY SIGNED, CONFERS DISCRETIONARY AUTHORITY UPON THE NAMED PROXYHOLDER WITH RESPECT TO MATTERS IDENTIFIED IN THE ACCOMPANYING NOTICE OF MEETING OR ANY AMENDMENTS OR VARIATIONS THEREOF OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. WHERE A CHOICE WITH RESPECT TO ANY MATTERS TO BE ACTED UPON HAS BEEN SPECIFIED ON THE FORM OF PROXY, THE VOTING SHARES REPRESENTED BY THE PROXYHOLDER WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATION SO MADE. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE VOTING SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY.

AS OF THE DATE HEREOF, MANAGEMENT IS NOT AWARE THAT ANY AMENDMENTS TO, VARIATIONS OF OR OTHER MATTERS ARE TO BE PRESENTED FOR ACTION AT THE MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT NOW KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THEN THE MANAGEMENT DESIGNEES INTEND TO VOTE IN ACCORDANCE WITH THE JUDGMENT OF THE MANAGEMENT.

The number of votes required for approval of any matter that will be submitted to a vote of the Voting Shareholders at the Meeting is a simple majority of the votes cast, unless otherwise indicated in this Information Circular.

            SPECIAL INSTRUCTIONS FOR VOTING BY NON-REGISTERED HOLDERS

ONLY REGISTERED VOTING SHAREHOLDERS OR THEIR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. MANY SHAREHOLDERS ARE "NON-REGISTERED" SHAREHOLDERS BECAUSE THE SHARES OF THE COMPANY THEY OWN ARE NOT REGISTERED IN THEIR NAMES BUT ARE INSTEAD REGISTERED IN THE NAME OF THE BROKERAGE FIRM, BANK OR TRUST COMPANY THROUGH WHICH THEY PURCHASED THE SHARES. More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular, the Form of Proxy and related documents together with the 2002 audited financial statements (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless in the case of certain proxy-related materials a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. With those Meeting Materials, Intermediaries or their service companies should provide Non-Registered Holders of Voting Shares with a "request for voting instruction form" which, when properly completed and signed by such Non-Registered Holder and RETURNED TO THE INTERMEDIARY OR ITS SERVICE COMPANY, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit Non-Registered Holders of Voting Shares to direct the voting of the Voting Shares which they beneficially own. Should a Non-Registered Holder of Voting Shares wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person. NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARY, INCLUDING THOSE REGARDING WHEN AND WHERE THE COMPLETED REQUEST FOR VOTING INSTRUCTIONS IS TO BE DELIVERED.

ONLY REGISTERED VOTING SHAREHOLDERS HAVE THE RIGHT TO REVOKE A PROXY. NON-REGISTERED HOLDERS OF VOTING SHARES WHO WISH TO CHANGE THEIR VOTE MUST IN SUFFICIENT TIME IN ADVANCE OF THE MEETING, ARRANGE FOR THEIR

RESPECTIVE INTERMEDIARIES TO CHANGE THEIR VOTE AND IF NECESSARY REVOKE THEIR PROXY IN ACCORDANCE WITH THE REVOCATION PROCEDURES SET ABOVE.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date of this Information Circular, 4,774,971 Class A Shares were issued and outstanding, each such share carrying the right to one vote at the Meeting on all matters. Currently, holders of Preferred Shares are also entitled to receive notice of the Meeting and to attend thereat with each such Preferred Share carrying the right to one vote at the Meeting on all matters, other than the election of the directors in which respect they are entitled to vote separately, as a class, for up to two directors, subject to the conditions set out in the Company's Articles of Continuance. As at the date of this Information Circular, 1,281,526 Preferred Shares were issued and outstanding.

Holders of Non-Voting Shares of the Company at the close of business on the record date, are entitled to receive Notice of the Meeting and to attend the Meeting but are not entitled to vote. As at the date of this Information Circular, 37,706,012 Non-Voting Shares are issued and outstanding.

To the knowledge of the directors and senior officers of the Company, as of the date hereof the following parties beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding voting shares comprised of the Class A Shares and the Preferred Shares:

                                                   NO. OF CLASS A
                                                 SHARES OR PREFERRED                          % OF ISSUED
NAME                                                SHARES OWNED                             VOTING SHARES
----                                        ---------------------------                      -------------
H.S. Doman                                  3,416,248 Class A Shares(1)                         56.4%

TD Asset Management Inc.(2)                 1,281,526 Preferred Shares                          21.2%

--------------
(1) Comprised of 2,275,212 Class A Shares owned by Cedar Chines Holdings Limited ("Cedar"), 1,108,316 Class A Shares owned by Darcia Holdings Limited ("Darcia") and 32,720 Class A Shares owned by H.S. Doman. This represents approximately 71.5% of the outstanding Class A Shares. In addition, H.S. Doman owns an aggregate of 5,316,089 Non-Voting Shares, of which 1,222,029 Non-Voting Shares are owned by Darcia, 3,633,760 Non-Voting Shares are owned by Cedar, 318,500 Non-Voting Shares are owned by 1259 Holdings Ltd. ("1259") and 141,800 are owned by H.S. Doman. H.S. Doman is the holder of all of the issued and outstanding shares of Darcia, Cedar and 1259. 173,500 Non-Voting Shares are held by an associate of H.S. Doman.

(2) TD Asset Management Inc. manages the 688,820 Preferred Shares on behalf of TD Securities Inc. and 592,706 Preferred Shares on behalf of Tordom Company, representing 53.75% and 46.25% of the outstanding Preferred Shares, respectively.

The Non-Voting Shares have "coat-tail" provisions attached to them as provided for in the Articles of the Company. Under the "coat-tail" provisions, each Non-Voting Share will be deemed to be a Class A Share if an offer to purchase (an "Offer") is made to all or substantially all of the holders of the Class A Shares. The deemed conversion will not occur, however, if in general terms, (i) less than 50% of the outstanding Class A Shares are tendered in acceptance of the Offer, or (ii) H.S. Doman, his children, grandchildren and other descendants, and certain companies and trusts holding Class A Shares on their behalf, hold at least 20% of the outstanding Class A Shares, and H.S. Doman (or his estate) certifies that he will not accept the Offer. The deemed conversion will also not occur if, at the time of the Offer, an offer on the same terms and conditions is made to substantially all of the holders of the Non-Voting Shares. While these "coat-tail" provisions are designed to provide the holders of the Non-Voting Shares with the right to participate in an Offer subject to the foregoing exceptions, there may be circumstances in which effective control of the Company could be acquired by a third party without the "coattail" provisions becoming operative by their terms.

                              ELECTION OF DIRECTORS

Pursuant to an agreement in principle relating to a restructuring of the Company's balance sheet reached with representatives (the "Noteholders Group") of a majority in value of the senior unsecured notes of the Company, the Company obtained a protective order (the "Initial Order") from the Supreme Court of British Columbia (the "Court") under the COMPANIES CREDITORS' ARRANGEMENT ACT (Canada) (the "CCAA") on November 7, 2002. The Company expects to file a plan of compromise or arrangement (the "Plan") with the Court incorporating, in substance, the provisions of the agreement in principle, including, INTER ALIA, provisions for the Board of Directors of the Company (the "Board") to be replaced by a new Board consisting of six nominees of the Noteholders Group, one nominee of the Shareholders and one nominee being the Chief Executive Officer of the Company.

In accordance with normal practice the existing Board would retire at the Meeting and offer themselves for reelection for a further year. However, as noted above, the terms of the proposed Plan contemplates the appointment of a new Board by the Court as part of the Court order approving the implementation of the Plan. While the timing of this is uncertain the current CCAA order providing for a stay of proceedings expires July 23, 2003. The existing Board is prepared to stay in office until such time as they are replaced in accordance with the Plan.

The Articles and By-Laws of the Company provide that the Board is to consist of a minimum of three (3) directors and a maximum of fifteen (15) directors, with the actual number to be the number of directors in office unless the directors or shareholders otherwise determine. The existing Board consists of eight (8) directors and for this forthcoming year, the Board has decided to keep the number at eight (8). Management intends to propose the persons named in the table below for election as directors of the Company. All nominees are currently directors of the Company. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles and By-Laws of the Company, he becomes disqualified to act as a director or is removed in accordance with the CANADA BUSINESS CORPORATION ACT (the "CBCA").

No class of Shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors except that the holders of the Preferred Shares, voting separately as a class, have the right to appoint up to two directors subject to the provisions of the rights and restrictions attached to the Preferred Shares as a class contained in the Company's Articles of Continuance. As of the date hereof, no nominees for directors had been received from the holders of the Preferred Shares.

Except as noted under "Voting of Proxies", proxies received in favour of Management designees will be voted for the following proposed director nominees (or for substitute nominees in the event of contingencies not known at present).

The following table sets forth certain information with respect to persons to be nominated for election as a director. All proposed nominees are currently directors of the Company. The following information concerning the respective nominees has been furnished by each of them:

-----------------------------------------------------------------------------------------------------------------------
                                                                                         APPROXIMATE NUMBER OF
                                                                                         SHARES BENEFICIALLY OWNED
NAME OF PROPOSED                                                                         DIRECTLY OR INDIRECTLY OR OVER
NOMINEE AND PRESENT                                                                      WHICH CONTROL OR DIRECTION IS
POSITION WITH THE                                                        DIRECTOR        EXERCISED AS OF THE DATE
COMPANY                           PRINCIPAL OCCUPATION(1)                SINCE           HEREOF
-----------------------------------------------------------------------------------------------------------------------
H.S. DOMAN(2)                     Chairman of the Company; formerly      1955-1999,      3,416,248 Class A Shares and
Director, Chairman                President and Chief Executive             2000         5,316,089 Non-Voting Shares
                                  Officer of the Company
-----------------------------------------------------------------------------------------------------------------------
J.H. DOMAN(3)                     President and Chief Executive             1988         230,116 Non-Voting Shares
Director, President and           Officer of the Company; formerly
Chief Executive Officer           Manager, North American Lumber
                                  Sales of the Company(4)
-----------------------------------------------------------------------------------------------------------------------
J. BROUWER(5)(6)(7)(8)            Chairman of Brouwer Claims                1985         550 Class A Shares and
Director                          Canada & Co. Ltd.                                      1,000 Non-Voting Shares
-----------------------------------------------------------------------------------------------------------------------
I. DANVERS(8)                     President, Camelback Travel Centre     1964-1983,      1,000 Class A Shares and
Director                                                                    2002         24,000 Non-Voting Shares
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                                         APPROXIMATE NUMBER OF
                                                                                         SHARES BENEFICIALLY OWNED
NAME OF PROPOSED                                                                         DIRECTLY OR INDIRECTLY OR OVER
NOMINEE AND PRESENT                                                                      WHICH CONTROL OR DIRECTION IS
POSITION WITH THE                                                        DIRECTOR        EXERCISED AS OF THE DATE
COMPANY                           PRINCIPAL OCCUPATION(1)                SINCE           HEREOF
-----------------------------------------------------------------------------------------------------------------------
J.R. FRUMENTO(5)(6)(7)(8)         Consultant(9)                             1974         600 Class A Shares and
                                                                                         130,272 Non-Voting Shares
Director
-----------------------------------------------------------------------------------------------------------------------
C.A. JOHNSON(5)(6)(7)(8)          Corporate Director; formerly           1982-1985,      51,138 Non-Voting Shares
Director                          Chairman of the Board of the              1990
                                  Vancouver International Airport
                                  Authority
-----------------------------------------------------------------------------------------------------------------------
S.D.B. SMITH(3)(7)(8)             Businessman                               2002         1,000 Class A Shares and
Director                                                                                 10,000 Non-Voting Shares
-----------------------------------------------------------------------------------------------------------------------
R. STANYER(3)(5)                  Consultant; formerly Chairman and         2001         10,000 Non-Voting Shares(10)
Director                          Chief Executive Officer of Forest
                                  Renewal BC
-----------------------------------------------------------------------------------------------------------------------

--------------
(1) The information as to occupation of the directors of the Company includes present principal occupation and occupations for the preceding five years unless the director was elected at a previous meeting of Shareholders and was shown as a nominee for election as a director in that information circular.

(2) H.S. Doman resigned as President and Chief Executive Officer of the Company and was appointed Chairman of the Board in February, 2001. See "Voting Shares and Principal Holders Thereof".

(3)  Member of the Industrial Relations Committee.

(4) J.H. Doman was appointed President and Chief Executive Officer of the Company in February, 2001.

(5)  Member of the Environmental, Risk and Public Policy Committee.

(6)  Member of the Audit Committee.

(7)  Member of the Governance and Compensation Committee.

(8) Member of the Special Committee of the Board constituted in respect of the restructuring of the Company.

(9) J.R. Frumento was President of the Company from October, 1999 until June, 2000.

(10) The spouse of R. Stanyer owns an additional 1,900 Non-Voting Shares.

                       STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation paid during each of the last three financial years to the Chief Executive Officer of the Company who served in such capacity during the most recently completed financial year and the four most highly compensated executive officers (or person that served in a similar capacity), other than the Chief Executive Officer, who served in such capacity at the end of the most recently completed financial year as well as an additional individual that served in a similar capacity to an executive officer during the year but not at the end of the year. The Chief Executive Officer and the other individuals listed in the table below are referred to herein collectively as the "Named Executives". Specific aspects of this compensation are dealt with in detail in the tables to follow.

-------------------------------------------------------------------------------------------------------------------------------
                                         ANNUAL COMPENSATION                     LONG TERM COMPENSATION
                                     ------------------------------------  -------------------------------------
                                                                                      AWARDS           PAYOUTS
                                                                           -------------------------------------
                                                                            SECURITIES    RESTRICTED
                                                                  OTHER       UNDER         SHARES                    ALL
                                                                  ANNUAL     OPTIONS/        OR                      OTHER
                                                                 COMPENSA-    SARS          SHARE       LTIP       COMPENSA-
NAME AND PRINCIPAL                        SALARY       BONUS      TION(1)    GRANTED        UNITS      PAYOUTS      TION(2)
POSITION                       YEAR        ($)          ($)        ($)        (#)            ($)         ($)          ($)
-------------------------------------------------------------------------------------------------------------------------------
J.H. DOMAN(3)                  2002      225,000     125,000        --         --            --          --         3,790
President and Chief            2001      214,370        --          --         --            --          --         3,264
Executive Officer of           2000       96,152      33,000        --         --            --          --         2,600
the Company
-------------------------------------------------------------------------------------------------------------------------------
D. DYCK                        2002      136,538      35,000        --         --            --          --         1,987
General Manager,               2001      107,510      20,000        --         --            --          --         1,688
Sawmills of the                2000       97,381      20,000        --         --            --          --         1,742
Company
-------------------------------------------------------------------------------------------------------------------------------
B.S. FALLOWS                   2002      163,200      19,000         521       --            --          --         4,669
Vice-President,                2001      163,200        --         1,041       --            --          --         4,121
Marketing and Sales,           2000      161,066      30,000       1,396       --            --          --         3,774
Western Pulp Inc.
-------------------------------------------------------------------------------------------------------------------------------
P.G. HOSIER                    2002      175,300      35,000        --         --            --          --         4,669
Vice-President,                2001      168,300      25,000        --         --            --          --         3,452
Finance and Secretary          2000      166,100      20,000        --         --            --          --         3,237
of the Company;
Chief Financial
Officer of Western
Forest Products
Limited
-------------------------------------------------------------------------------------------------------------------------------
J.V. LUKOSEVICIUS(4)           2002       81,875        --           --        --            --          --        96,657(5)
Vice-President and             2001      196,500        --           --        --            --          --         4,006
General Manager,               2000      193,833      90,000         --        --            --          --         3,686
Western Pulp Inc.
-------------------------------------------------------------------------------------------------------------------------------
B. ZIMMERMANN                  2002      178,560      20,000         --        --            --          --         4,598
General Manager,               2001      161,060      20,000         --        --            --          --         3,957
Western Forest                 2000      146,608      20,000         --        --            --          --         3,596
Products Limited
-------------------------------------------------------------------------------------------------------------------------------

--------------
(1) Perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executives. Amounts reported in this column refer to imputed interest on housing loans or housing benefits.

(2) Unless otherwise specified, amounts reported in this column refer to the dollar values of insurance premiums paid with respect to term life insurance, medical benefits and amounts contributed in respect of an employee savings plan.

(3) J.H. Doman was appointed as President and Chief Executive Officer in February, 2001.

(4) Mr. Lukosevicius resigned as of May 31, 2002. Pursuant to employment agreement between a subsidiary of the Company and J.V. Lukosevicius, Mr. Lukosevicius was entitled to be paid $185,000 per annum reviewable on an annual basis with a bonus at the discretion of the employer. Had Mr. Lukosevicius remained employed for the full year, his salary would have been $196,500 No. termination payment was made to Mr. Lukosevicius pursuant to his employment agreement and the agreement has since been terminated.

(5) Amount reported includes vacation pay in the amount of $94,849. The remainder relates to the items disclosed in note 2.

OPTION GRANTS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2002

The Company did not issue any options under its incentive stock option plan during the financial year ended December 31, 2002.

AGGREGATE OPTION EXERCISES DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2002 AND FINANCIAL YEAR END OPTION VALUES

The following table sets forth aggregate option exercises during the financial year ended December 31, 2002 by the Named Executives and December 31, 2002 option values.

-------------------------------------------------------------------------------------------------------------------
                                                                                       VALUE OF UNEXERCISED IN-THE-
                        SECURITIES                         UNEXERCISED OPTIONS AT           MONEY OPTIONS AT
NAME                   ACQUIRED ON     AGGREGATE VALUE        DECEMBER 31, 2002             DECEMBER 31, 2002
                         EXERCISE          REALIZED      EXERCISABLE/UNEXERCISABLE(1)  EXERCISABLE/UNEXERCISABLE(2)
                           (#)               ($)                    (#)                           ($)
-------------------------------------------------------------------------------------------------------------------
J.H. Doman                 NIL               N/A                 35,000/NIL                    NIL/NIL
D. Dyck                    NIL               N/A                 15,000/NIL                    NIL/NIL
J.V. Lukosevicius          NIL               N/A                 35,000/NIL                    NIL/NIL
B.S. Fallows               NIL               N/A                 20,000/NIL                    NIL/NIL
P.G. Hosier                NIL               N/A                 15,000/NIL                    NIL/NIL
B. Zimmermann              NIL               N/A                 10,000/NIL                    NIL/NIL
-------------------------------------------------------------------------------------------------------------------

--------------
(1)  All outstanding unexercised options expired as at March 31, 2003.

(2) The closing price for the Class A Shares and Non-Voting Shares on December 31, 2002 was $0.61 and $0.21, respectively.

RETIREMENT PLANS

The following tables set forth annual benefits that become payable under pension plans established by the Company and Western Forest Products Limited, a subsidiary of the Company. Table I sets forth information relevant to the Company's salaried employees' pension plan (the "DIL Plan") relating to benefits accruing payable to D. Dyck. D. Dyck is a member of the DIL Plan. As at December 31, 2002 D. Dyck had completed approximately 12.3 years of service with the Company.

                             TABLE I - THE DIL PLAN

---------------------------------------------------------------------------------------------------------------
PENSIONABLE                                            YEARS OF SERVICE
EARNINGS        -----------------------------------------------------------------------------------------------
($)                      15              20              25               30               35              40
---------------------------------------------------------------------------------------------------------------
100,000                16,404          21,872          27,340           32,808           38,276          43,744
125,000                21,092          28,122          35,153           42,183           49,214          56,244
150,000                25,779          34,372          42,965           51,558           60,151          68,744
175,000                25,833          34,444          43,056           51,667           60,278          68,889
200,000                25,833          34,444          43,056           51,667           60,278          68,889
225,000                25,833          34,444          43,056           51,667           60,278          68,889
250,000                25,833          34,444          43,056           51,667           60,278          68,889
300,000                25,833          34,444          43,056           51,667           60,278          68,889
400,000                25,833          34,444          43,056           51,667           60,278          68,889
---------------------------------------------------------------------------------------------------------------


Under the DIL Plan, pensionable earnings equal the highest average earnings based upon a 60 consecutive month period over the last 120 months of pensionable service. Pension benefits are equal to 0.85% of pensionable earnings up to the yearly maximum pensionable earnings covered under the Canada Pension Plan and 1.25% of pensionable earnings above such level. Pension benefits as described above are not subject to any deduction or off-set in respect of Canada Pension Plan payments. If a Named Executive retires before age 65 his pension shall be reduced. Pensions are paid for life with a guarantee of at least five years of payment should the retired executive die within five years from retirement. Benefits payable under the DIL Plan are limited to the maximum amounts permitted under the INCOME TAX ACT (Canada), currently set at $1,722 of annual pension for each year of credited service (the "ITA Limit").

J.H. Doman, B.S. Fallows, P.G. Hosier and B. Zimmerman are members of the Western Forest Products Limited salaried employees pension plan (the "WFP Plan"). J.H. Doman and P.G. Hosier are also members of the Western

Forest Products Limited Supplementary Plan ("WFP Supplementary Plan"). Prior to his resignation, J.V. Lukosevicius was a member of the WFP Plan and the WFP Supplementary Plan.

                                          TABLE II - THE WFP PLAN

---------------------------------------------------------------------------------------------------------------
PENSIONABLE                                            YEARS OF SERVICE
EARNINGS        -----------------------------------------------------------------------------------------------
($)                      15              20              25               30               35              40
---------------------------------------------------------------------------------------------------------------
100,000                 24,981          33,308          41,635          49,962          58,289          66,616
125,000                 25,833          34,444          43,056          51,667          60,278          68,889
150,000                 25,833          34,444          43,056          51,667          60,278          68,889
175,000                 25,833          34,444          43,056          51,667          60,278          68,889
200,000                 25,833          34,444          43,056          51,667          60,278          68,889
225,000                 25,833          34,444          43,056          51,667          60,278          68,889
250,000                 25,833          34,444          43,056          51,667          60,278          68,889
275,000                 25,833          34,444          43,056          51,667          60,278          68,889
300,000                 25,833          34,444          43,056          51,667          60,278          68,889
400,000                 25,833          34,444          43,056          51,667          60,278          68,889
---------------------------------------------------------------------------------------------------------------

Under the WFP Plan, pensionable earnings equal the highest average earnings of the member of the plan based upon a 60 consecutive month period while the WFP Plan is in operation. Pension benefits are equal to 1.9% of pensionable earnings per year of service to a maximum of 40 years minus an adjustment for Canada Pension Plan Benefits. If a member retires before age 60, his pension will be reduced. If a member retires before age 65, he will receive a bridging benefit which ranges from $2,991 to $9,384 for the range of salaries and years of service set out in Table II. Apart from the bridging benefit which terminates at age 65, pensions are paid for life with a guarantee of at least five years payment should the retired executive die within five years following retirement. Benefits payable under the WFP Plan are limited to the maximum amounts permitted under the INCOME TAX ACT (Canada), currently set at the ITA Limit.

The WFP Supplementary Plan provides a pension supplement to eligible members of the WFP Plan in order to provide pension benefits to the level that members would receive if no ITA Limit was in place. Pensionable earnings and benefits under the WFP Plan, as supplemented by the WFP Supplementary Plan, are calculated upon the same basis as benefits and earnings under the WFP Plan alone, with the exception that the ITA Limit does not apply.

As at December 31, 2002, J.H. Doman had completed and been credited with approximately 21 years of pensionable service, B. Zimmermann had completed and been credited with approximately 8.8 years of pensionable service, B.S. Fallows had completed approximately 6.4 years of pensionable service and P.G. Hosier had completed approximately 23.3 years of pensionable service. J.V. Lukosevicius had completed and been credited with approximately 20.9 years of pensionable service as at the date of his resignation.

                            TABLE III -- THE WFP PLAN
                  (AS SUPPLEMENTED BY THE SUPPLEMENTARY PLAN)

---------------------------------------------------------------------------------------------------------------
PENSIONABLE                                            YEARS OF SERVICE
EARNINGS        -----------------------------------------------------------------------------------------------
($)                      15              20              25             30               35              40
---------------------------------------------------------------------------------------------------------------
100,000                24,981          33,308          41,635          49,962           58,289          66,616
125,000                32,106          42,808          53,510          64,212           74,914          85,616
150,000                39,231          52,308          65,385          78,462           91,539         104,616
175,000                46,356          61,808          77,260          92,712          108,164         123,616
200,000                53,481          71,308          89,135         106,962          124,789         142,616
225,000                60,606          80,808         101,010         121,212          141,414         161,616
250,000                67,731          90,308         112,885         135,462          158,039         180,616
275,000                74,856          99,808         124,760         149,712          174,664         199,616
300,000                81,981         109,308         136,635         163,962          191,289         218,616
325,000                89,106         118,808         148,510         178,212          207,914         237,616
350,000                96,231         128,308         160,385         192,462          224,539         256,616
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
PENSIONABLE                                            YEARS OF SERVICE
EARNINGS        -----------------------------------------------------------------------------------------------
($)                      15              20             25              30               35              40
---------------------------------------------------------------------------------------------------------------
375,000                103,356        137,808         172,260         206,712          241,164         275,616
400,000                110,481        147,308         184,135         220,962          257,789         294,616
---------------------------------------------------------------------------------------------------------------

EMPLOYMENT CONTRACTS

As of the date hereof, there are no written employment agreements between the Company or any of its subsidiaries and a Named Executive.

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at April 30, 2003, the aggregate indebtedness to the Company or any of its subsidiaries (other than routine indebtedness) of all present and former officers, directors and employees of the Company or any of its subsidiaries amounted to $18,933. The following table sets forth the indebtedness to the Company or any of its subsidiaries (other than routine indebtedness) incurred by present and former officers, directors and employees of the Company and its subsidiaries during the financial year ended December 31, 2002.

---------------------------------------------------------------------------------------------------------------------
                                                                   LARGEST AMOUNT
                                         INVOLVEMENT OF THE      OUTSTANDING DURING
                                             COMPANY OR          FINANCIAL YEAR ENDED        AMOUNT OUTSTANDING AS AT
NAME AND PRINCIPAL POSITION                  SUBSIDIARY          DECEMBER 31, 2002 ($)          APRIL 30, 2003 ($)
---------------------------------------------------------------------------------------------------------------------
V.R. Woods
Formerly Vice-President, Logging
of the Company; formerly Vice-                 Lender                  267,750(1)                          0(1)
President and General Manager,
Western Forest Products Limited

B.S. Fallows
Vice-President, Marketing and                  Lender                   18,933(2)                     18,933(2)
Sales, Western Pulp Inc
---------------------------------------------------------------------------------------------------------------------

--------------
(1) Interest free housing loan secured against the borrower's residence repayable on the earli er of the date on which employment with the Company or a subsidiary of the Company ceases and March 31, 2007. Effective August 1, 2001, Mr. Woods' employment with the Company ceased. Matters regarding Mr. Woods' severance have been resolved and the funds to repay the loan held in trust have been applied to repay the loan.

(2) Interest free housing loan repayable in annual instalments of $9,466.66 matured on August 1, 2002. As of the date hereof, the loan has not yet been repaid. The loan is unsecured but may, at the option of the lender, become secured against the borrower's residence.

COMPOSITION OF THE GOVERNANCE AND COMPENSATION COMMITTEE

The Governance and Compensation Committee of the Company is currently comprised of J. Brouwer, J.R. Frumento, C.A. Johnson and S.D.B. Smith, who are all directors of the Company. S.D.B. Smith is chairman of the Committee. None of the members of the Committee were officers, employees or former officers of the Company or any of its subsidiaries, except J.R. Frumento and C.A. Johnson. J.R. Frumento was formerly the President of the Company from October, 1999 until June, 2000. C.A. Johnson was formerly the Chief Executive Officer of Western Pulp Inc. from April 1987 to June 1993.

REPORT ON EXECUTIVE COMPENSATION

The Governance and Compensation Committee is responsible for, among other things, the periodic review of the Company's short-term and long-term policies for attracting, retaining, developing and motivating executive officers of the Company. The Committee meets periodically to review compensation policies relating to the Company and its subsidiaries and to approve specific compensation awards and benefits.

     EXECUTIVE COMPENSATION POLICIES

The Committee's policy is that executive officers of the Company, including the Chief Executive Officer and other Named Executives, should under normal circumstances be compensated based on the market value of the jobs they perform, their levels of performance and the performance of the Company.

The Company's executive compensation policies are designed to recognize and reward executive officers based upon individual and corporate performance. The Governance and Compensation Committee monitors levels of executive remuneration to ensure overall compensation reflects the Company's objectives and philosophies and meets the Company's desired relative compensation position. The key components comprising executive officer compensation are base salary and annual bonus (short-term incentives) and participation in one or more pension plans and, under normal circumstances, in an incentive stock option plan (long-term incentives).

Also under normal circumstances, the Committee approves salary ranges for executive officers of the Company based on competitive industry data for the markets in which the Company operates. In establishing base salaries and salary ranges, the objective of the Committee is to set target levels which, over time, will be competitive with market salaries. The Company's compensation policy is to set target levels near or consistent with the median level in the group of comparable forest product companies, i.e., B.C. based, large, publicly held, integrated forest product companies. Individual levels, which are set annually, may vary from this objective, depending upon individual performance levels. The Chief Executive Officer does not participate in discussions or review relating to his own compensation.

During the most recently completed financial year, the Company operated under severe financial constraints, culminating, as noted above, in the Company seeking a protective order under the CCAA pursuant to an agreement with the Noteholders Group on the principal terms and conditions of a Plan. Since under the Plan the existing Board would be replaced, pending the approval and implementation of the Plan, the Committee has departed from its normal practice and determined to maintain, as far as practicable, existing compensation levels. The Initial Order provides in any event, that increases in compensation require the approval of KPMG LLP, the Monitor appointed under the Initial Order, and the Noteholders Group.

As noted above, the Company provides annual incentive compensation to executive officers, including the Named Executives, through the provision of incentive bonuses. Incentive bonuses are awarded annually, on a discretionary basis, to executive officers, based upon a review of Company and individual performance over the prior financial year relative to each executive officer's area of responsibility.

The Committee determined that all bonuses awarded should be consistent with bonus levels in previous years and, in determining bonus levels for the most recently completed financial year the Committee took into account that the executive team had performed as expected and:

o met the challenges of operating under difficult financial circumstances, including substantial disruption of normal operations by reason of the CCAA process with regard to dealings with employees, customers and suppliers, and

o met the Company's goals of achieving significant reductions in operating costs. The bonuses have been approved by the Monitor and the Noteholders Group.

The Company also has in place an incentive stock option plan. The incentive stock option plan is designed to encourage employees and executive officers to focus on the long-term interests of the Company and its Shareholders. The Board has the authority to establish terms and conditions of each granted option, so long as such terms and conditions are not inconsistent with the provisions of the incentive stock option plan. The Company did not issue any options under the incentive stock option plan during 2002.

In recent years, the Company's share price performance has resulted in the Company's issued stock options being exercisable at prices in excess of the market price of the Company's shares. The Company has not sought to reprice existing stock options or issue new stock options at current market prices.

     CEO COMPENSATION

The Committee's policy is that the salary of the Chief Executive Officer should, under normal circumstances, be in line with competitive salaries for positions of similar responsibility at large, integrated forest products companies in British Columbia that are, like the Company, publicly held. In assessing compensation paid to the Chief Executive Officer, the Committee also reviews available industry data relating to such companies. The Chief Executive Officer's bonus for the most recently completed financial year and his salary increase for the current year (an increase from $225,000 to $260,000 per year) was granted in recognition of his contribution to the achievement of the Company's goals in operating cost reductions and his role in assisting the Special Committee appointed by the Board in connection with the restructuring, in developing the Plan and in respect of the salary increase to reflect inflation adjustments. With this increase his total compensation package is below the median of comparable forest product companies. The bonus and salary increase have been approved by the Monitor and the Noteholders Group.

GOVERNANCE AND COMPENSATION COMMITTEE REPORT PRESENTED BY:

S.D.B. Smith  (Chairman)
J. Brouwer
C.A. Johnson
J.R. Frumento

                                PERFORMANCE GRAPH

The following chart compares a $100 investment in Class A Shares and Non-Voting Shares of the Company with a similar investment in the group of S&P/TSX Composite Index (formerly TSX 300 Composite Index) and TSX Paper and Forest Products Index companies. The chart portrays total nominal return, for the years 1997 through to 2002, assuming reinvestment of dividends.

                            TOTAL RETURN INDEX VALUE

                           [PERFORMANCE GRAPH OMITTED]

                                       1997/12         1998/12      1999/12        2000/12       2001/12     2002/12

Class A Shares                         $100.00         $36.36        $43.64         $14.55         $9.64      $11.09
Non-Voting Shares                      $100.00         $34.29        $34.29          $9.90        $10.67       $4.00
TSX Paper and Forest                   $100.00         $89.66       $134.06        $126.42       $132.77     $136.90
S&P/TSX Composite Index                $100.00         $98.42       $129.63        $139.23       $121.73     $106.59

                            COMPENSATION OF DIRECTORS

Directors of the Company who are not officers or employees are compensated for their services as directors through a combination of retainer fees and meeting attendance fees. In 2002, the annual retainer fee paid to such directors was $20,000. The chairman of any committee of the Board receives an additional fee of $3,000 per annum and directors receive a fee of $1,000 per day for director and committee meetings attended. Directors are reimbursed for expenses incurred in connection with their services as directors.

The directors and former directors were paid the following amounts as directors' fees for the year ended December 31, 2002:

J. Brouwer          $ 60,000
H.S. Doman            34,000
I. Danvers(1)         27,000
F. Dunleavy(2)        23,000
J.R. Frumento         54,000
C.A. Johnson          61,000
H. Merlo(3)           22,000
R. Stanyer            40,000
S.D.B. Smith(4)       35,000

--------------
(1)  I. Danvers was appointed a director on July 10, 2002.

(2)  F. Dunleavy ceased to be a director on June 7, 2002.

(3)  H. Merlo ceased to be a director on June 7, 2002.

(4)  S.D.B. Smith was appointed a director on June 7, 2002.

H.S. Doman also received an annual retainer of $65,000 for acting as Chairman of the Board, medical benefits in the amount of $2,968, housing benefits in the amount of $13,500 and pension benefits in the amount of $375,841.

An agreement exists between a subsidiary of the Company and C.A. Johnson for consulting services provided by Mr. Johnson relating to the Company's pulp operations. Under the agreement, Mr. Johnson is paid consulting fees in the amount of $50,000 per annum until November, 2003. J.R. Frumento and R. Stanyer were paid $109,200 and $50,925 in consulting fees in 2002, respectively. J.R. Frumento also received pension benefits in the amount of $22,500.

Directors of the Company are also eligible to participate in the Company's incentive stock option plan. No options under the incentive stock option plan are held by directors of the Company in their capacities as directors.

              DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE

There was no indemnification payable this financial year to directors or officers of the Corporation.

The Corporation maintains liability insurance for its directors and officers in the aggregate amount of $10 million, subject to a $100,000 deductible loss payable by the Corporation. The premium, in the amount of $216,225, was paid by the Corporation for the period from June 15, 2002 to July 23, 2003.

                              CORPORATE GOVERNANCE

The Board is responsible for the supervision of the management of the Company's business and affairs. Responsibilities not specifically delegated to senior management or committees of the Board remain those of the Board as a whole, including responsibility for: (1) the appointment of the chief executive officer and senior management of the Company; (2) the development and monitoring of long-term strategic planning, including business risk identification and management and succession planning; (3) the review and monitoring of financial performance; (4) the review and monitoring of the Company's communication policy and internal control and management systems; (5) the establishment and supervision of committees relating to key areas of the Company's business and affairs; and (6) the establishment and monitoring of short-term operational plans.

The Board reviews the performance of the senior management of the Company and its subsidiaries on an annual basis. The Board expects senior management to perform to a standard comparable to or greater than that demanded of senior management of similar companies in the forest industry in British Columbia. Senior management of the Company and its subsidiaries are responsible for day-to-day operational management. Prior Board approval is required in connection with matters that the Company deems significant such as major acquisitions or divestitures, significant amendments to the Company's credit facilities, significant financings or changes to the Company's strategic objectives.

The Vice-President, Finance is responsible for overseeing the Company's Shareholder and senior note holder relations program. The Company attempts to respond to individual Shareholder and note holder concerns as they arise and makes senior management available to analysts and fund managers who represent Shareholders or note holders or who are involved in the dissemination of information to Shareholders or note holders.

The Board has adopted corporate governance guidelines which, among other things, describe the duties and responsibilities of the Chairman of the Board, Chief Executive Officer and Board members. As the majority of the current Board members have been on the Board or otherwise involved with the business of the Company for significant periods of time, the Board has not needed a formal process for the orientation of new Board members. The Board is generally satisfied that its current number of directors is appropriate, providing a diversity of views and experience while maintaining efficiency. The Board has in place a policy whereby individual directors may, subject to approval by the Governance and Compensation Committee, engage outside advisers at the Company's expense.

The Board also has access to and reviews committee recommendations in fulfilling its mandate. Where appropriate, directors absent themselves from portions of Board or committee meetings to allow independent discussion of points in issue.

The Board has established four committees of directors, being the Governance and Compensation Committee, the Audit Committee, the Environmental, Risk and Public Policy Committee (the "Environmental Committee") and the Industrial Relations Committee. In addition, in connection with the restructuring of the Company, the board appointed a Special Committee of the Board composed of S.D.B. Smith, J. Brouwer, J.R. Frumento, C.A. Johnson and I. Danvers, to consider, review, approve and make recommendations with respect to strategic options including potential debt restructuring. S.D.B. Smith is the Chair of the Special Committee.

GOVERNANCE AND COMPENSATION COMMITTEE

The Governance and Compensation Committee is responsible for proposing prospective Board nominees, developing the Company's corporate governance policies and assessing the effectiveness of the Board, committees of the Board and individual directors, and reporting to the Board with respect to these matters. It is also responsible for the periodic review of the Company's short-term and long-term policies for attracting, retaining, developing and motivating executive officers of the Company, reporting to the Board in connection with compensation (both executive officers and directors) and reporting on executive compensation as provided herein. See "Composition of Governance and Compensation Committee".

The Governance and Compensation Committee has determined that four of the Company's eight directors are "unrelated directors". Such directors have no interest, business or other relationship with the Company, or its significant shareholder, which could reasonably be perceived to materially interfere with their ability to act solely in the best interests of the Company. H.S. Doman, is a major shareholder of the Company and as such a related director. J.H. Doman is the President of the Company and as such a related director. Both J.R. Frumento and C.A. Johnson are former officers of the Company or a subsidiary and are consultants to the Company. Each of the Company's committees is comprised of both related and unrelated directors. The Company believes that the composition of the Board fairly represents the interests of Shareholders other than its significant shareholder.

As noted above, the Board has appointed a Special Committee in connection with the restructuring of the Company. With the exception of dealing with compensation as discussed under "Report on Executive Compensation", matters that would under normal circumstances be addressed by the Governance and Compensation Committee have been and are expected to continue to be dealt with by the Special Committee.

AUDIT COMMITTEE

The Audit Committee is currently composed of J. Brouwer, J.R. Frumento and C.A. Johnson. C.A. Johnson is the Chair of the Audit Committee. In addition to its statutory duties, the Audit Committee is responsible for reviewing and reporting to the Board with its recommendations in connection with all external financial reporting. The Audit Committee also reports to the Board, from time to time, with respect to internal audit and accounting procedures. The Audit Committee meets with the external auditors separately from management to review specific issues as appropriate and also receives written reports from the external auditors. The Audit Committee is comprised only of non-management directors.

ENVIRONMENTAL, RISK AND PUBLIC POLICY COMMITTEE

The Environmental Committee is currently composed of J. Brouwer, J.R. Frumento, C.A. Johnson and R. Stanyer. J. Brouwer is the Chair of the Environmental Committee. The Environmental Committee liaises with management and reports to the Board in connection with the Company's environmental management system and environmental issues that may arise from time to time. It also performs risk analyses and assessments relating to the Company's business practices and public policy and reports to the Board with respect to these matters.

INDUSTRIAL RELATIONS COMMITTEE

The Industrial Relations Committee is currently composed of J.H. Doman, S.D.B. Smith and R. Stanyer. R. Stanyer is the Chair of the Industrial Relations Committee. The Industrial Relations Committee liaises with management and provides advice to the Chief Executive Officer in respect of union contract negotiations.

                             APPOINTMENT OF AUDITORS

Management will recommend at the annual general meeting that the Voting Shareholders vote for the reappointment of KPMG LLP as the Company's auditors to hold office until the next annual general meeting of Shareholders and that the Voting Shareholders authorize the Board to fix the remuneration of the auditors. KPMG LLP was first appointed as the Company's auditors in 1999 and has since then served as the Company's auditors.

                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

APPROVAL OF BY-LAW NO. 1

Voting Shareholders approved by special resolution last year the continuation of the Company under the CBCA. In connection therewith the Board have adopted By-Law No. 1. By-Law No. 1 replaced the predecessor articles adopted under the COMPANY ACT (British Columbia) (the "BCCA") which, together with the memorandum of association and the BCCA, regulated the business and affairs of the Company. Subject to the orders issued by the Court under the CCAA, the Articles of Continuance, By-Law No. 1 and the CBCA now regulate the business and affairs of the Company.

Pursuant to the requirements of the CBCA, the Board must submit By-Law No. 1 for approval of the Voting Shareholders at the next meeting of the Shareholders. By-Law No. 1 adopted by the Board is effective until ByLaw No. 1 is confirmed, confirmed as amended or rejected by the Voting Shareholders, by ordinary resolution, and where the By-Laws are confirmed or confirmed as amended, they continue in effect in the form in which they were confirmed.

By-Law No. 1 sets out procedures and/or requirements relating to, among other matters, the execution of instruments, banking arrangements, borrowing powers, number and qualification of directors, appointment of officers, meetings of directors and shareholders, the protection of directors, officers and others, shares and share certificates, dividends and the delivery of notices.

Many of the differences between the predecessor articles under the BCCA and By-Law No. 1 relate to the differences between the CBCA and the BCCA, such as director qualifications, procedures related to shareholder meetings and indemnification of directors and officers. There are other differences as well including a change in the quorum requirements from not less than 2 members or proxyholders holding or representing not less than 2/5 of the issued capital of the Company entitled to vote at the meeting to one or more shareholders or proxyholders holding or representing not less than 10% of the outstanding shares carrying voting rights at the meeting. The foregoing discussion is not intended to be an exhaustive list of differences.

By-Law No. 1 is reproduced in full as Schedule A hereto. Voting Shareholders are urged to read Schedule A in its entirety.

VOTING SHAREHOLDERS ARE BEING ASKED TO CONSIDER AND VOTE UPON A RESOLUTION TO CONFIRM BY-LAW NO. 1 AS FOLLOWS:

"BE IT RESOLVED THAT:

1. The Company's By-Law No. 1 as appended as Schedule A to the management information circular of the Company dated May 12, 2003 is hereby confirmed.

2. Any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such director or officer, in his sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution."

(the "By-Law Resolution").

PASSAGE OF THE BY-LAW RESOLUTION WILL REQUIRE APPROVAL BY A MAJORITY OF THE VOTES CAST ON THE MATTER AT THE MEETING. UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT DESIGNEES NAMED IN THE ENCLOSED FORM OF PROXY WILL VOTE "IN FAVOUR" OF THE BY-LAW RESOLUTION.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, none of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, the Company is not aware of any material transaction, involving any director or executive officer or proposed nominee for election as a director, any Shareholder who holds more than 10% of the voting rights attached to the shares of the Company or other insider of the Company or any associate or affiliate of any of the foregoing, which has been entered into since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

                             SHAREHOLDERS PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at the 2004 annual meeting of Shareholders of the Company must be submitted to the Company at its registered office, to the attention of the Secretary, on or before February 20, 2004, to be considered for inclusion in the management proxy circular for the 2004 annual meeting of the Shareholders.

It is the position of the Company that Shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

                             ADDITIONAL INFORMATION

The Company will provide, upon request to the Secretary of the Company at 3rd Floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9, a copy of the following documents: (a) the latest annual information form of the

Company, together with any document, or the pertinent pages of any document, incorporated by reference therein; (b) the consolidated financial statements of the Company for the financial year ended December 31, 2002 together with the accompanying report of the auditors thereon and any interim financial statements of the Company for periods subsequent to December 31, 2002; and (c) this Information Circular. The Company may require a reasonable charge if the request is made by a person who is not a security holder of the Company.

                                  OTHER MATTERS

THE MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

                                    APPROVAL

The contents and sending of this Information Circular have been approved by the directors of the Company.


BY ORDER OF THE BOARD OF DIRECTORS

[signed]

P.G. HOSIER
SECRETARY

                SCHEDULE A TO MANAGEMENT INFORMATION CIRCULAR

                                BY-LAW NO. 1

                          DOMAN INDUSTRIES LIMITED
                             (the "Corporation")
                                BY-LAW NO. 1,

being a by-law relating generally to the transaction of the business and affairs of the Corporation.

                                  CONTENTS

                 ARTICLE ONE      - INTERPRETATION

                 ARTICLE TWO      - BUSINESS OF THE CORPORATION

                 ARTICLE THREE    - BORROWING AND SECURITIES

                 ARTICLE FOUR     - DIRECTORS

                 ARTICLE FIVE     - COMMITTEES

                 ARTICLE SIX      - OFFICERS

                 ARTICLE SEVEN    - PROTECTION OF DIRECTORS,
                                    OFFICERS AND OTHERS

                 ARTICLE EIGHT    - SHARES

                 ARTICLE NINE     - DIVIDENDS AND RIGHTS

                 ARTICLE TEN      - MEETINGS OF SHAREHOLDERS

                 ARTICLE ELEVEN   - NOTICES

                 ARTICLE TWELVE   - EFFECTIVE DATE

         BE IT ENACTED as a by-law of the Corporation as follows:

                                ARTICLE ONE

                              INTERPRETATION

1.01 DEFINITIONS - In the by-laws of the Corporation, unless the context otherwise requires:

         "Act" means the CANADA BUSINESS CORPORATIONS ACT, and any statute that may be substituted therefor, as from time to time amended;

         "appoint" includes "elect" and vice versa;

         "articles" means the articles of the Corporation as from time to time amended or restated;

         "board" means the board of directors of the Corporation;

         "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

         "cheque" includes a draft;

         "Corporation" means "Doman Industries Limited";

         "meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

         "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the INTERPRETATION ACT (Canada) as from time to time amended;

         "ordinary resolution" means a resolution passed by a majority of the votes cast by the shareholders who voted in respect of that resolution or signed by all of the shareholders entitled to vote on that resolution;

         "recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director (subject to the provisions of Section 11.01), officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;

         "resident Canadian" means an individual who is:

         (a)   a Canadian citizen ordinarily resident in Canada;

         (b) a Canadian citizen not ordinarily resident in Canada who is a member of a class of persons prescribed in the regulations to the Act, as amended from time to time; or

         (c) a permanent resident within the meaning of the IMMIGRATION ACT (Canada) and ordinarily resident in Canada, except a permanent resident who has been ordinarily resident in Canada for more than one year after the time at which he first became eligible to apply for Canadian citizenship;

         "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by or pursuant to Section 2.04;

         "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

         "special resolution" means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution;

         "unanimous shareholder agreement" means a written agreement among all the shareholders of the Corporation or among all such shareholders and one or more persons who are not shareholders or a written declaration of the beneficial owner of all of the issued shares of the Corporation that restricts, in whole or in part, the powers of the directors to manage, or supervise the management of, the business and affairs of the Corporation, as from time to time amended;

         Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, partnership, association, body corporate, unincorporated organization, trustee, executor, administrator and legal representative.

1.02 CONFLICT WITH UNANIMOUS SHAREHOLDER AGREEMENT - Where any provision in the by-laws conflicts with any provision of a unanimous shareholder agreement the provision of such unanimous shareholder agreement shall govern.

                                   ARTICLE TWO

                           BUSINESS OF THE CORPORATION

2.01 REGISTERED OFFICE - The registered office of the Corporation shall be in the province in Canada from time to time specified in the articles and at such address stated therein as the board may from time to time determine.

2.02 CORPORATE SEAL - The board may adopt a corporate seal of the Corporation and may charge a corporate seal that is adopted.

2.03 FINANCIAL YEAR - Until changed by the board, the financial year of the Corporation shall end on the last day of December in each year.

2.04 EXECUTION OF INSTRUMENTS - Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by two persons, one of whom holds the office of chairman of the board, managing director, president, vice-president or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant secretary or assistant treasurer or any other office created by by-law or by resolution of the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.05 BANKING ARRANGEMENTS - The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations or persons as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.06 VOTING RIGHTS IN OTHER BODIES CORPORATE - The person or persons authorized under Section 2.04 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the said person or persons executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07 DIVISIONS - The board may cause the business and operations of the Corporation or any part thereof to be divided or segregated into one or more divisions upon such basis, including without limitation, character or type of businesses or operations, geographical territories, product lines or goods or services as the board may consider appropriate in each case. From time to time the board or, if authorized by the board, the chief executive officer may authorize, upon such basis as may be considered appropriate in each case:

         (a) the further division of the business and operations of any such division into sub-units and consolidation of the business and operations of any such divisions and sub-units;

         (b) the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

         (c) the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's rights under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Corporation, unless expressly designated as such.

                                    ARTICLE THREE

                               BORROWING AND SECURITIES

3.01 BORROWING POWER - Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

         (a)   borrow money upon the credit of the Corporation;

         (b) issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

         (c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure perforrnance of any present or future indebtedness, liability or obligation of any person; and

         (d) charge, mortgage, hypothecate, pledge, or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this Section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02 DELEGATION - The board may from time to time delegate to a committee of the board, one or more directors or officers of the Corporation or any other person as may be designated by the board all or any of the powers conferred on the board by Section 3.01 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

                                     ARTICLE FOUR

                                      DIRECTORS

4.01 NUMBER OF DIRECTORS AND QUORUM - Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided for in the articles. Subject to
Section 4.08, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the number of directors or such greater number of directors as the board may from time to time determine.

4.02 QUALIFICATION - No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of bankrupt. A director need not be a shareholder. At least one quarter (25%) of the directors shall be resident Canadians, provided that, if the Corporation has less than four directors, at least one director must be a resident Canadian.

4.03 ELECTION AND TERM - The election of directors shall take place at the first meeting and thereafter at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall, if a minimum and maximum number of directors is authorized, be the number of directors then in office unless the directors or the shareholders otherwise determine or shall, if a fixed number of directors is authorized, be such fixed number. The election shall be by ordinary resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04 REMOVAL OF DIRECTORS - Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a special meeting of shareholders called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board.

4.05 TERMINATION OF OFFICE - A director ceases to hold office when he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director; or his written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.06 VACANCIES - Subject to the provisions of the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or minimum number of directors specified in the articles or from a failure of the shareholders to elect the number or minimum number of directors specified in the articles. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number or minimum number of directors specified in the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy. If such directors fail to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

4.07 ACTION BY THE BOARD - Subject to any unanimous shareholder agreement, the board shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to Sections 4.08 and 4.09, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office. Where the Corporation has only one director, that director may constitute a meeting.

4.08 RESIDENT CANADIAN DIRECTORS AT MEETINGS - The board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least 25% of the directors present are resident Canadians, or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian, except where:

         (a) a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facility, the business transacted at the meeting; and

         (b) the required number of resident Canadian directors would have been present had that director been present at the meeting.

4.09 PARTICIPATION IN MEETING - If all the directors of the Corporation consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.10 PLACE OF MEETINGS - Meetings of the board may be held at any place in or outside Canada.

4.11 CALLING OF MEETINGS - Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine.

4.12 NOTICE OF MEETING - Notice of the time and place of each meeting of the board shall be given in the manner provided in Article Eleven to each director not less than 48 hours before the time when the meeting is to be held or such lesser time or the directors may agree at such meeting. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

         (a) submit to the shareholders any question or matter requiring approval of the shareholders;

         (b) fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

         (c) issue securities or issue shares in a series under the Act, except in the manner and on the terms authorized by the directors;

         (d)   declare dividends;

         (e) purchase, redeem or otherwise acquire shares issued by the Corporation;

         (f) pay a commission for the sale of shares of the Corporation, except as authorized by the directors;

         (g)   approve a management proxy circular referred to in the Act;

         (h) approve a take-over bid circular or directors' circular referred to in the Act;

         (i)   approve any annual financial statements referred to in the Act;
               or

         (j)   adopt, amend or repeal by-laws.

4.13 FIRST MEETING OF NEW BOARD - Provided a quorum of directors is present, each newly elected board may hold its first meeting, without notice, immediately following the meeting of shareholders at which such board is elected.

4.14 ADJOURNED MEETING - Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.15 REGULAR MEETINGS - The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.16 CHAIRMAN - The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting unless such person declines to so act: chairman of the board, managing director, president or a vice-president. If no such officer is present, the directors present shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a director, to act as secretary of the meeting.

4.17 VOTES TO GOVERN - At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

4.18 CONFLICT OF INTEREST - A director or officer of the Corporation who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, or an individual acting in a similar capacity to such directors or officers who is a party to, a material contract or material transaction, whether made or proposed, with the Corporation shall disclose to the Corporation the nature and extent of his interest at the time and in the manner provided by the Act and such material interest shall be entered in the minutes of the meetings of directors or otherwise noted in the records of the Corporation. Any such contract or transaction shall be disclosed to the board in the manner provided by the Act even if such contract or transaction is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders. Such a director shall not vote on any resolution to approve the same except as provided by the Act.

4.19 REMUNERATION AND EXPENSES - Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors of the Corporation shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

                                  ARTICLE FIVE

                                   COMMITTEES

5.01 COMMITTEES OF THE BOARD - The board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.02 TRANSACTION OF BUSINESS - Subject to the provisions of Section 4.09, the powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of any such committee may be held at any place in or outside of Canada.

5.03 ADVISORY BODIES - The board may from time to time appoint such advisory bodies as it may deem advisable.

5.04 PROCEDURE - Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairman, and to regulate its procedure.

                                  ARTICLE SIX

                                    OFFICERS

6.01 APPOINTMENT - Subject to any unanimous shareholder agreement, the board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the

Corporation. Subject to Sections 6.02 and 6.03, an officer may but need not be a director and one person may hold more than one office.

6.02 CHAIRMAN OF THE BOARD - The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president, and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president.

6.03 MANAGING DIRECTOR - The board may from time to time also appoint a managing director who shall be a resident Canadian and a director. If appointed, he shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

6.04 PRESIDENT - If appointed, the president shall be the chief operating officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and he shall have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office.

6.05 VICE-PRESIDENT - A vice-president shall have such powers and duties as the board or the chief executive officer may specify.

6.06 SECRETARY - The secretary shall enter or cause to be entered minutes of all proceedings of all meetings of the board, shareholders and committees of the board in records kept for that purpose; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents, and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer may specify.

6.07 TREASURER - The treasurer shall keep or cause to be kept proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render or cause to be rendered to the board whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board or the chief executive officer may specify.

6.08 POWERS AND DUTIES OF OTHER OFFICERS - The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.09 VARIATION OF POWERS AND DUTIES - The board may from time to time and, subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.10 TERM OF OFFICE - The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed, or until his earlier resignation.

6.11 TERMS OF EMPLOYMENT AND REMUNERATION - The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time.

6.12 CONFLICT OF INTEREST - An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with Section 4.18.

6.13 AGENTS AND ATTORNEYS - Subject to the provisions of the Act, the Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management, administration or otherwise (including the power to sub-delegate) as may be thought fit.

6.14 FIDELITY BONDS - The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

                                ARTICLE SEVEN

                  PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 LIMITATION OF LIABILITY - Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02 INDEMNITY - Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, only if:

         (a) the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and

         (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his conduct was lawful.

The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of such proceedings. The individual shall repay the advanced moneys if the individual does not fulfill the conditions of subsections 7.02 (a) and (b). The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

7.03 INSURANCE - Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 7.02 against such liabilities and in such amounts as the board may from time to time determine and as are permitted by the Act.

                                 ARTICLE EIGHT

                                    SHARES

8.01 ALLOTMENT OF SHARES - Subject to the Act, the articles and any unanimous shareholder agreement, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02 COMMISSIONS - The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03 REGISTRATION OF A SHARE TRANSFER - Subject to the provisions of the Act, no transfer of a share in respect of which a certificate has been issued shall be registered in a securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any reasonable fee, not to exceed $3, prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles.

8.04 TRANSFER AGENTS AND REGISTRARS - The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

8.05 NON-RECOGNITION OF TRUSTS - Subject to the provisions of the Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

8.06 SHARE CERTIFICATES - Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written certificate of acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Such certificates and certificates of acknowledgement of a shareholder's right to a share certificate, respectively, shall be in such form as the board may from time to time approve. Any share certificate shall be signed in accordance with
Section 2.04 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of a certificate which is not valid unless countersigned by or on behalf of a transfer agent and/or registrar, and in the case of a certificate which does not require manual signature under the Act, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile thereon. Every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.07 REPLACEMENT OF SHARE CERTIFICATES - The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee, not to exceed $3, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.08 JOINT HOLDERS - If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.09 DECEASED SHAREHOLDERS - In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof; except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

                                ARTICLE NINE

                            DIVIDENDS AND RIGHTS

9.01 DIVIDENDS - Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02 DIVIDEND CHEQUES - A dividend payable in money shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03 NON-RECEIPT OF CHEQUES - In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04 RECORD DATE FOR DIVIDENDS AND RIGHTS - The board may fix in advance a date, preceding by not more than 60 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities; and notice of any such record date shall be given not less than 7 days before such record date in the manner provided for by the Act. If no record date is so priced, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05 UNCLAIMED DIVIDENDS - Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

                                 ARTICLE TEN

                          MEETINGS OF SHAREHOLDERS

10.01 ANNUAL MEETINGS - The annual meeting of shareholders shall be held at such time in each year and, subject to Section 10.03, at such place as the board, the chairman of the board, the managing director, or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor, and for the transaction of such other business as may properly be brought before the meeting.

10.02 SPECIAL MEETINGS - The board, the chairman of the board, the managing director, or the president shall have power to call a special meeting of shareholders at any time.

10.03 PLACE OF MEETINGS - Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Canada. A meeting of shareholders may be held at a place outside of Canada as specified in the articles or at such place agreed to by all shareholders who are entitled to vote at the meeting.

10.04 NOTICE OF MEETINGS - Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Article Eleven not less than 21 nor more than 60 days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

10.05 LIST OF SHAREHOLDERS ENTITLED TO NOTICE - The Corporation shall prepare an alphabetical list of its shareholders entitled to receive notice of a meeting, showing the number of shares held by each shareholder, as follows:

         (a) if a record date is fixed pursuant to Section 10.08 relating to those entitled to receive notice, not later than ten days after that date; or

         (b) if no record date is fixed, at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

10.06    VOTING LIST - If a record date for voting is fixed pursuant to
Section 10.08, the Corporation shall prepare, no later than ten days after the record date, an alphabetical list of shareholders entitled to vote as of the record date at a meeting of shareholders that shows the number of shares held by each shareholder. If a record date for voting is not fixed, the Corporation shall prepare, no later than ten days after a record date is fixed for those entitled to notice of a meeting of shareholders or such other date established pursuant to Section 10.08, an alphabetical list of shareholders who are entitled to vote as of the record date that shows the number of shares held by each shareholder.

10.07    EXAMINATION OF LIST - The list of shareholders prepared pursuant to
Section 10.05 or Section 10.06 shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

10.08 RECORD DATE FOR NOTICE OR VOTING - The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days, as a record date for the determination of the shareholders entitled to vote at or to receive notice of the meeting, and notice of any such record date shall be given not less than 7 days before such record date, by newspaper advertisement in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

10.09 MEETINGS WITHOUT NOTICE - A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held; so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.10 CHAIRMAN, SECRETARY AND SCRUTINEERS - The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: managing director, president, chairman of the board, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.11 PERSONS ENTITLED TO BE PRESENT - The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.12 QUORUM - Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be one or more individuals present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for an absent shareholder so entitled, and holding or representing by proxy not less than 10% of the outstanding shares of the Corporation carrying voting rights at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

10.13 RIGHT TO VOTE - Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in Section 10.06, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name at the meeting to which such list relates.

10.14 PROXYHOLDERS AND REPRESENTATIVES - Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, other than the person designated in the relevant form of proxy, who need not be shareholders, to attend and act as his representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act.

         Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting. Any such representative need not be a shareholder.

10.15 TIME FOR DEPOSIT OF PROXIES - The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or if, no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.16 JOINT SHAREHOLDERS - If two or more persons hold shares jointly, any one of them present in person or duly represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

10.17 VOTES TO GOVERN - At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.18 SHOW OF HANDS - Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.19 BALLOTS - On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman or any person who is present and entitled to vote, whether as shareholder or proxyholder, on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.20 ADJOURNMENT - The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that it is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.21 RESOLUTION IN WRITING - A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders units a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

10.22 ONLY ONE SHAREHOLDER - Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented by proxy constitutes a meeting.

                               ARTICLE ELEVEN

                                   NOTICES

11.01 METHOD OF GIVING NOTICES - Any notice or document to be given pursuant to the Act, the regulations thereunder, the articles or the by-laws to a shareholder or director of the Corporation may be sent by prepaid mail addressed to, or may be delivered personally to the shareholder at his latest address as shown in the records of the Corporation or its transfer agent and the director at his latest address as shown on the records of the Corporation or in the last notice of directors or notice of change of directors filed under the Act. A notice or document sent in accordance with the foregoing to a shareholder or director of the Corporation shall be deemed to be received by him at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or director did not receive the notice or document at the time or at all. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable. The foregoing shall not be construed so as to limit the manner or effect of giving notice by any other means of communication otherwise permitted by law.

11.02 NOTICE TO JOINT HOLDERS - If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

11.03 COMPUTATION OF TIME - In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.04 UNDELIVERED NOTICES - If the Corporation sends a notice or document to a shareholder pursuant to Section 11.01 and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to send any further notices or documents to such shareholder until such shareholder informs the Corporation in writing of such shareholder's new address.

11.05 OMISSIONS AND ERRORS - The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.06 PERSONS ENTITLED BY DEATH OR OPERATION OF LAW - Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

11.07 WAIVER OF NOTICE - Any shareholder, proxyholder, other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

                               ARTICLE TWELVE

                               EFFECTIVE DATE

12.01 EFFECTIVE DATE - This by-law shall come into force when made by the board in accordance with the Act.

12.02 REPEAL - All previous by-laws of the Corporation which are inconsistent herewith are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

------------------------------------------------------------------------------

                          2003 ANNUAL INFORMATION FORM
                            Dated as of May 12, 2003

------------------------------------------------------------------------------

                           GLOSSARY OF CERTAIN TERMS

Certain terms used herein are defined below.

"1994 Notes"..................................   The U.S.$425 million of unsecured 8.75% Senior Notes due March 15,
                                                 2004 issued by the Company and guaranteed by substantially all of its subsidiaries.

"1997 Notes"..................................   The U.S.$125 million of unsecured 9.25% Senior Notes due November 15,
                                                 2007 issued by the Company and guaranteed by substantially all of its subsidiaries.

"1999 Notes"..................................   The U.S.$160 million of 12% senior secured notes due July 1, 2004 issued by the Company and guaranteed by substantially all of its subsidiaries.

"AAC".........................................   Allowable annual cut - the volume of timber which the holder of a tree farm licence or forest licence may harvest under the licence in any given year as determined by the Ministry of Forests.

"ADMT"........................................   Air dried metric tonne - a metric tonne of pulp with a moisture content of 10% or less.

"annual cut"..................................   The volume of timber which the holder of a timber licence expects to harvest annually from that timber licence.

"board feet"..................................   The plural of board foot and a board foot is one square foot of lumber, one inch (1") thick.

"Brascan".....................................   Brascan Financial Corporation.

"CCAA"........................................   COMPANIES' CREDITORS ARRANGEMENT ACT (Canada), as amended.

"CIT".........................................   CIT Business Credit Canada Inc.

"Class A Common Shares".......................   The Class A Common Shares of the Company.

"Class A Preferred Shares, Series 4"..........   The Class A cumulative redeemable preferred shares, Series 4 in the capital of the Company.

"Code"........................................   The FOREST PRACTICES CODE OF BRITISH COLUMBIA ACT, as amended.

"Court".......................................   The Supreme Court of British Columbia.

"dissolving sulphite pulp"....................   A specialty pulp manufactured by an acid cooking process and used in the production of garments, food products, lacquers, disposable diapers, cigarette filters and quality paper products.

"Equity Shares"...............................   The Class A Common Shares and Non-Voting Shares.

"fibre".......................................   The raw material used in the production of lumber and pulp consisting primarily of logs and wood chips.

"Forest Act"..................................   The FOREST ACT (British Columbia), as amended.

"forest licence" or "FL"......................   A licence granted by the Ministry of Forests which entitles the holder to cut a specific volume of timber on governments lands.

"Forest Investment Account" or "FIA"..........   A Provincial Government mechanism for promoting sustainable forest management in British Columbia through which the Minister of
                                                 Forests may provide funding for certain forest management activities.

"FOREST AND RANGE PRACTICES ACT" or "FRPA"....   THE FOREST AND RANGE PRACTICES ACT (British Columbia).

"Forest Renewal B.C.".........................   A Provincial Government program whose mandate was to plan and implement a program of expenditures in order to renew the forest economy of British Columbia, enhance the productive capacity and environmental value of forest lands, create jobs, provide training for forest workers and strengthen communities.

"hectare".....................................   An area equal to 2.47 acres.

"hog fuel"....................................   Wood residue produced by a sawmill or a log merchandiser.

"log merchandiser"............................   The Company's log merchandiser located in Nanaimo, British
                                                 Columbia, which extracts the lumber portions of lower quality logs and processes the balance into wood chips.

"mfbm"........................................   One thousand board feet measure, being one thousand square feet of lumber one inch (1") thick.

"Ministry of Forests".........................   The Ministry of Forests of British Columbia.

"mmfbm".......................................   One million board feet measure, being one million square feet of lumber inch (1") thick.

"NBSK pulp"...................................   Northern Bleached Softwood Kraft pulp, a high quality white chemical kraft pulp produced from slow growing northern softwood trees and differentiated from other grades of pulp by its fibre length and strength.

"Non-Voting Shares"...........................   The Class B Non-Voting Shares, Series 2, of the Company.

"Notes".......................................   The 1994 Notes, the 1997 Notes and the 1999 Notes.

"Noteholder Agreements".......................   The Secured Note Agreement, Unsecured 1994 Note Agreement and Unsecured
                                                 1997 Note Agreement.

"Noteholder Group"............................   Those holders of the 1994 Notes and the 1997 Notes represented by Brascan,
                                                 Merrill Lynch Investment Managers LP and Oppenheimer & Co.

"Pacific Forest"..............................   Pacific Forest Products Limited.

"Province"....................................   The Province of British Columbia.

"Provincial Government".......................   The Provincial Government of British Columbia.

"pulp segment"................................   The Company's pulp management, manufacturing and sales operations.

"Secured Note Agreement"......................   The agreement between the Company and substantially all of its subsidiaries as guarantors, and Norwest Bank Minnesota, National
                                                 Association (subsequently replaced by Wells Fargo Bank Minnesota), as trustee, dated as of June 18, 1999, constituting and securing the
                                                 1999 Notes.

"solid wood segment"..........................   The Company's sawmilling, lumber remanufacturing, lumber marketing, log merchandiser and logging operations.

"SPF 2x4 lumber"..............................   2" x 4" kiln dried random lengths of spruce, pine and fir lumber, which is a North American commodity grade of standard and better dimensional lumber.

"sustained yield".............................   The yield that a forest can produce continuously (i.e. in perpetuity) at a given intensity of management without impairment of the land's productivity, with the intent that there will be a balance between timber growth and harvesting on a sustainable basis.

"timber licence" or "TL"......................   A license granted by the Ministry of Forests which entitles the holder to harvest the area over a specified period.

"timber supply areas" or "TSA"................   The areas of Provincial Government timberland which are not designated as TFLs.

"tonne".......................................   A metric tonne - 1,000 kilograms or 2,204.6 pounds.

"tree farm licence" or "TFL"..................   A licence granted by the Ministry of Forests under which the licensee undertakes to manage an area of timber and to yield an annual harvest on a sustained yield basis.

"Tricap"......................................   The Tricap Restructuring Fund.

"UBS".........................................   UBS Bunting Warburg Inc. and its affiliate UBS Warburg, the financial advisor to the Company.

"unit"........................................   Between 1,500 to 2,000 pounds of wood chips, depending upon the species of timber.

"Unsecured 1994 Note Agreement"...............   The agreement between the Company and substantially all of its subsidiaries as guarantors, and the United States Trust Company of
                                                 New York (subsequently replaced by Bank of New York), as trustee, dated as of March 2, 1994 constituting the 1994 Notes.

"Unsecured 1997 Note Agreement"...............   The agreement between the Company and substantially all of its subsidiaries as guarantors, and the United States Trust Company of
                                                 New York (subsequently replaced by Bank of New York), as trustee, dated as of November 13, 1997 constituting the 1997 Notes.

"Unsecured Notes".............................   The 1994 Notes and 1997 Notes.

"Unsecured Noteholders".......................   Holders of the Unsecured Notes.

"upper grade lumber"..........................   A grade of lumber which is substantially clear of knots.

"wood chips"..................................   Small pieces of wood used to make pulp. The wood chips are produced either from wood waste in a sawmill or a log merchandiser or from pulp wood cut specifically for this purpose. Wood chips are generally uniform in size and are larger and coarser than sawdust.

"Working Capital Facility"....................   A secured revolving operating loan facility of up to Cdn$65,000,000 under an agreement with CIT.

All dollar amounts in this Annual Information Statement are expressed in Canadian dollars, unless otherwise indicated.

All information in this Annual Information Statement is as of May 12, 2003, unless otherwise indicated.

                                  THE COMPANY

Doman Industries Limited was formed by the amalgamation on December 31, 1979 of Doman Industries Limited and Duncan Financial Centre Ltd. pursuant to the COMPANY ACT (British Columbia). The principal predecessor company, Doman Industries Limited, was incorporated on April 18, 1955 under the name "Doman's Lumber & Transport Ltd." and changed its name to "Doman's Lumber Company Ltd." on March 13, 1958 and subsequently changed its name to "Doman Industries Limited" on November 10, 1964. Duncan Financial Centre Ltd. was incorporated on May 10, 1971. The Company has amended its Articles at various times to create Class A Preferred Shares, Class B Cumulative Redeemable Preferred Shares and the Non-Voting Shares. The Company continued under the CANADA BUSINESS CORPORATIONS Act on June 12, 2002.

In this document, unless the context otherwise requires, the "Company" and "Doman" refer to Doman Industries Limited and its subsidiaries, including Western Pulp Limited Partnership.

The head office of the Company is located at 3rd Floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9 and its registered office is located at Suite 1000, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

The following chart sets out the Company's principal subsidiaries and their primary activities. All of such subsidiaries are wholly-owned and, other than Western Pulp Limited Partnership, are all governed by the CANADA BUSINESS CORPORATIONS ACT. Western Pulp Limited Partnership is formed under the PARTNERSHIP ACT of British Columbia.

                            [GRAPHIC OF COMPANIES]

                      GENERAL DEVELOPMENT OF THE BUSINESS

HISTORY

The Company's first major sawmill came into production at Ladysmith, British Columbia on Vancouver Island in 1967 and three additional sawmills were built on Vancouver Island between 1973 and 1980. In 1980, the Company and two other

British Columbia forest products companies formed Western Forest Products Limited ("WFPL"), which purchased the British Columbia timber resources and manufacturing facilities of ITT Industries of Canada Limited. The Company increased its ownership of the outstanding voting shares of WFPL to 56.1% in 1989 and in 1992 purchased the remaining minority shareholdings. In 1994, the Company completed the construction of a value-added lumber remanufacturing plant at Chemainus on Vancouver Island. In 1997, the Company acquired certain assets from Pacific Forest, including three sawmills, timber tenures having an AAC of approximately 1.7 million cubic metres and a perpetual supply of 330,000 to 350,000 cubic metres of sawlogs.

RECENT DEVELOPMENTS AND RESTRUCTURING EFFORTS

MARKET CONDITIONS AND FINANCIAL SITUATION LEADING TO CCAA PROCEEDINGS

The Company is a major integrated forest products company that competes on both a domestic and international level with a large number of forest products firms, ranging from very large integrated firms to smaller specialty firms. The markets for lumber and pulp are highly competitive and sensitive to cyclical changes in industry capacity and the economy, both domestically and internationally. Changes in the level of competition, industry capacity and the global economy also have a significant impact on the Company's selling prices and overall profitability.

The Company's competitive position is also influenced by a number of other factors including:

     (a)  provincial restrictions on timber harvesting and fibre supply;

     (b)  provincial stumpage rates;

     (c)  compliance with the Code; and

     (d)  the softwood lumber trade dispute between Canada and the United
          States.

Over the past decade, the British Columbia coastal timber harvest has declined as a result of the establishment of new parks and protected areas, declining harvest of timber on private lands and on non-sustainable timber licences, and AAC reductions to conform harvest levels to long-term sustainable yields. The Company is also burdened by the industry-wide effects of high operating costs and stumpage rates.

In 1995, the Provincial Government introduced the Code which governs every facet of the Company's forest management activities. The Code has had a significant impact on harvesting practices as the size of cut blocks has been reduced, road construction per cubic metre of fibre harvested has increased and harvesting methods have been restricted in particularly sensitive areas to minimize adverse environmental effects.

On March 31, 2001, the 1996 Softwood Lumber Agreement (the "SLA"), which instituted a tariff regulated quota system to restrict softwood lumber exports from Canada to the United States, expired. Commencing May 22, 2002, following investigations by the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC"), countervailing and anti-dumping duties, payable in cash, were imposed on companies shipping softwood lumber to the U.S. For the Company the combined duties total 27.22%. Because the Company sells over 60% of its lumber into the U.S. market and because its sales include high value cedar and other non-commodity grade lumber, the impact of these duties is immense. (The cost in 2002 from May 22 to the year end was approximately $22.3 million.)

Although the Canadian government and Canadian lumber companies affected by such duties have initiated a challenge to such duties under the provisions of the North American Free Trade Agreement ("NAFTA") and before the World Trade Organization ("WTO"), the Company is unable to predict the results of such challenges, or if and when the outstanding softwood lumber trade issues will be settled or interim measures adopted or the terms thereof. Accordingly, the Company is of the view that such duties have, and will continue to have, a material adverse impact on the ability of the Company to market its softwood lumber in the United States and consequently on the Company's profitability, particularly given the current uncertainty of the Company being able to sell such lumber in other markets. The uncertainty created by the ongoing softwood lumber dispute has resulted in major disruptions to the Company's lumber and logging operations.

The Company is of the view that certain actions by the Province have resulted in significant financial harm to the Company. As a result, in recent years the Company has initiated five lawsuits against the Province seeking compensation for such financial harm. These lawsuits relate to the elimination of timber license royalties in favour of stumpage fees, claims under alleged agreements to acquire timber tenures from the Company and under an alleged agreement to provide fibre supply, the administration of the stumpage system and the impact of the assistance package provided to the Skeena Cellulose pulp mill by the Province.

The Company has also initiated two claims under NAFTA arising out of the softwood lumber dispute. Although the damages which could be awarded under both the British Columbia and NAFTA claims are potentially significant, all of these lawsuits are being vigorously defended, and it is not possible to estimate the timing or amount of any potential recovery under them.

The Company's financial results have been negatively impacted by the factors described above, reduced demand for both its pulp and lumber arising from poor economic conditions in Asia since 1997 and weak pulp prices. Sales have declined significantly over the past few years as have cash flows. The Company posted a loss of $412.9 million for the year ended December 31, 2001 and $164.1 million for the year ended December 31, 2002.

The Company's assets consist primarily of cash and cash equivalents, accounts receivable, inventory consisting of logs, lumber and pulp, interest in timber tenures and timber supply rights, and property and equipment consisting of buildings, equipment and land. Prior to November 7, 2002, the book value of the Company's tangible assets was and continues to be as of the date hereof, significantly less than the Company's liabilities of approximately $1.2 billion. The Company's liabilities consist primarily of the indebtedness under its outstanding Notes and Working Capital Facility and accounts payable.

The Company issued the 1994 Notes in March 1994. Interest accrues on the outstanding 1994 Notes at 8.75% per annum and is payable from time to time in accordance with the Unsecured 1994 Note Agreement. The 1994 Notes have no principal payments or sinking fund requirements until they mature under the Unsecured 1994 Note Agreement. The US$388 million of 1994 Notes outstanding, as of the date hereof, matures on March 15, 2004 unless there is a default under the Unsecured 1994 Note Agreement prior to that date, in which event the repayment of the 1994 Notes may be accelerated. The Unsecured 1994 Note Agreement contains cross default provisions in respect of other indebtedness of the Company.

The Company issued the 1997 Notes in November 1997. Interest accrues on the outstanding 1997 Notes at 9.25% per annum and is payable from time to time in accordance with the Unsecured 1997 Note Agreement. The 1997 Notes have no principal payments or sinking fund requirements until they mature under the Unsecured 1997 Note Agreement. The US$125 million of 1997 Notes outstanding, as of the date hereof, matures on November 15, 2007 unless there is a default under the Unsecured 1997 Note Agreement prior to that date, in which event the repayment of the 1997 Notes may be accelerated. The Unsecured 1997 Note Agreement contains cross default provisions in respect of other indebtedness of the Company.

The Company issued the 1999 Notes in June 1999. The proceeds from the issuance of the 1999 Notes were used to repay debt under the Company's bank credit facilities, to fund working capital and for other general corporate purposes. Interest accrues on the outstanding 1999 Notes at 12% per annum and is payable from time to time in accordance with the Secured Note Agreement. The 1999 Notes have no principal payments or sinking fund requirements until they mature under the Secured Note Agreement. The US$160 million of 1999 Notes outstanding, as of the date hereof, matures on July 1, 2004 unless there is a default under the Secured Note Agreement prior to that date, in which event the repayment of the 1999 Notes may be accelerated. It is an event of default under the Secured Note Agreement if the Company makes a payment default in respect of its indebtedness governed by the Unsecured 1994 Note Agreement or the Unsecured 1997 Note Agreement. The 1999 Notes are secured by a first priority lien on a portion of the Company's timber tenures, eight of its sawmills, its Squamish pulp mill and its value-added lumber remanufacturing plant, but not by its receivables and inventories. Borrowing on security of receivables and inventory is limited to $65 million. The Secured Noteholders are, collectively, the Company's largest secured creditor.

In March 2002, the Company established the Working Capital Facility, a secured revolving operating credit facility of up to $65 million which has an initial term of three years and allows for borrowing against receivables and inventory. The repayment of the outstanding balance of the Working Capital Facility and interest thereon is secured by a registered fixed charge on the Company's receivables and inventory.

In addition, prior to November 7, 2002, the Company had and continues to have as of the date hereof, over 1,000 unsecured creditors (exclusive of its Unsecured Noteholders) and accounts payable and accrued liabilities of approximately $137 million in the aggregate, although only a much smaller percentage of this amount is currently due and owing.

The Noteholder Agreements all contemplate periodic interest payments prior to maturity in significant amounts. Until November 7, 2002, the Company had been making all such payments either when due, or within the 30 day grace period available thereunder. However the pressures imposed on the Company's cash requirements as a result of the circumstances described above made it uncertain that the Company would have the financial capability of making future payments as they became due. In any event, the Company believes it would not be able to repay the 1994 Notes when due in March of 2004. Any default under any of the Noteholder Agreements would mean that all monies due and owing by the Company under the terms of the Noteholder Agreements will become immediately due and payable at the option of the trustees thereunder or the holders of 25% in principal amount of the affected Notes, and the security given by the Company under the Secured Note Agreement would become enforceable. In those circumstances, the Company would be unable to refinance that indebtedness and a forced liquidation of the Company's assets would be the inevitable result.

RESTRUCTURING EFFORTS

In light of the circumstances described above, the Company changed its business plan, including the cessation of all but critically necessary capital expenditures relating to preservation of its existing facilities and took several steps to downsize its operations in order to preserve cash resources, including extensive curtailment in production, reduction of working capital and disposition of certain assets. From January 1, 2001 through December 31, 2002 the Company sold in excess $23 million of non-core assets in order to raise additional funds for its operations.

In addition, over the past year and a half, the Company expended considerable effort in exploring potential financial or strategic solutions to its financial difficulties. On February 7, 2002, the Company retained UBS as its exclusive financial advisor with respect to the provision of financial market related advisory services in connection with the design, formulation and execution of transactions involving the restructuring or recapitalization of the Company's liabilities and assisting the Company in soliciting tenders and consents in connection with any restructuring transaction.

In view of the level at which the Class A Common Shares, Non-Voting Shares and Notes were trading, the Company concluded that it would be unable to raise additional financing to address its potential working capital shortfall through the public markets outside of reorganization proceedings. Additionally, the Company was limited by the terms of the Noteholder Agreements from borrowing additional funds. The Company, with the assistance of UBS, reviewed potential refinancing options but was unable to source further capital, and the Company concluded that it needed to complete a successful restructuring of its indebtedness in order to access external sources of funding.

With the assistance of UBS, the Company entered into discussions with the Noteholders Group through Brascan, the adviser to Tricap (one of the members of the Noteholders Group), to explore potential restructuring options. In connection therewith, the Board of Directors of the Company appointed a special committee of the Board made up of S.D.B. Smith (Chair), J. Brouwer, J.R. Frumento, C.A. Johnson and I. Danvers, to consider, review, approve and make recommendations with respect to strategic options including the potential debt restructuring. After extensive review, analysis and discussions, including reorganization negotiations with the Noteholder Group, the Company announced on November 7, 2002, that it had reached agreement in principle with the majority of the Company's Unsecured Noteholders on the terms of a proposed plan to consensually restructure the Company's financial affairs under the CCAA. The proposed plan was designed to keep Doman intact and establish a capital structure that would position the Company as a strong long-term competitor in the British Columbia coastal forest products industry.

The terms of the proposed plan contemplated a substantial exchange of debt to equity by the Unsecured Noteholders whereby Unsecured Noteholders would receive for each US$100 (approximately Cdn$155) face value of Unsecured Notes:

o US$22 (approximately Cdn$34) face value in the form of new 12 per cent junior secured notes due 2007 (or US$113 million (approximately Cdn$175 million) in aggregate) in exchange for the US$513 million (approximately Cdn$795 million) existing notes; and

o a pro rata share of the new common shares allocated to Unsecured Noteholders, which, in aggregate, would represent 85 per cent of the new common shares of the restructured company.

Under the terms of the proposed plan, the holders of the Class A Common Shares and the Non-Voting Shares would be treated equally. Their shares would be exchanged for shares representing in the aggregate 7.5 per cent of the new common shares of the restructured company. The Class A Preferred Shares, Series 4 would be exchanged for new common shares representing, in aggregate,
7.5 per cent of the new common shares. There would be only one class of common shares in the restructured Company and each share would be entitled to one vote.

Under the terms of the proposed plan, all employees and creditors with claims under Cdn$10,000, and in most cases creditors with larger claims (including sub-contractors and suppliers of goods and services), were expected to be paid in full and other unsecured creditors were expected to be treated in the same way as Unsecured Noteholders. The 1999 Notes and the Working Capital Facility would be unaffected.

Further, the proposed plan contemplated that as the last step in the implementation of the plan, the Company would carry out a rights offering to shareholders of the restructured company of US$65 million (approximately Cdn$100 million) 8 per cent convertible secured debentures due 2007 and in connection therewith Tricap committed to take up a minimum of US$32.5 million (approximately Cdn$50 million) thereby guaranteeing a minimum amount of new liquidity for the restructured Company. The proposed plan also contemplated that the board of directors would be replaced by a new board of directors consisting of six nominees of the Noteholders Group, one nominee of the existing shareholders of the Company and one nominee being the Chief Executive Officer of the Company.

CCAA PROCEEDINGS

As part of the terms agreed to with the Noteholder Group, the Company filed for protection under the CCAA. On November 7, 2002, the Company and its subsidiaries were granted protection from their creditors pursuant to a Court order (the "Initial Order") under the CCAA. The effect of the Initial Order was to stay the current obligations of the Company and its subsidiaries until a plan of compromise or arrangement (the "Plan") under the CCAA could be approved and implemented. On December 6, 2002, the Initial Order was confirmed by the Court and on February 21, 2003, the Court granted a claims process order, which, among other things, directed the Company to distribute Proofs of Claim to its creditors, set the procedure for creditors to file Proofs of Claim and continued the general stay of proceedings against all creditors until April 30, 2003. The Company then applied to the Court for an order to authorize the Company to file a Plan, to direct the dissemination of the Plan and an information package to affected creditors under the Plan and to direct that meetings of affected creditors be convened in April 2003 for approving the Plan. The draft Plan (the "Draft Plan") submitted to the Court in connection with that application was based in substance on the terms agreed to with the majority of Unsecured Noteholders with the exception that the Draft Plan contemplated that claims of all general creditors would be satisfied in full subject to a cap of $23,500,000. The Draft Plan was not approved by the Court based upon objections to the form of the Draft Plan raised by an ad hoc committee of holders of the 1999 Notes. The Company intends to revise the Draft Plan based on the Court's direction.

The general stay of proceedings against creditors has been continued by the Court until July 23, 2003. The Company sought the extension on the basis that further negotiations with the Noteholder Group are necessary before a revised Draft Plan can be presented to the Court. In the circumstances, the Company does not expect to be in a position to file a revised Draft Plan before June. Implementation of a revised Draft Plan is, in any event, dependent on the new forest legislation, recently introduced by the Provincial Government, becoming effective. (See "Business of the Company - Recent Legislative Amendments".) The timing of this is uncertain but the Provincial Government has indicated that passage of the new legislation is planned for the current session of the Legislature scheduled to end on May 29, 2003.

The Company expects that the revised Draft Plan will continue to involve a substantial exchange of the Company's debt to equity, a reorganization of the share capital of the Company and an increase in the working capital available to the Company, as contemplated by the terms of the proposed Plan agreed to initially with the Noteholder Group. The ability of the Company to continue as a going concern is primarily dependent upon the Company's ability to emerge from CCAA.

                            BUSINESS OF THE COMPANY

COMPANY PROFILE

The Company is a major integrated forest products company in British Columbia operating in the solid wood and pulp businesses. Solid wood is the Company's primary business and includes timber harvesting, reforestation, forest management, sawmilling logs into lumber and wood chips and value-added lumber remanufacturing. The Company's pulp operations consist of producing and marketing NBSK pulp and dissolving sulphite pulp. All of the Company's operations are located in the coastal region of British Columbia and its products are sold in approximately 30 countries worldwide.

The Company started the year with an allowable annual timber harvest of approximately 4.1 million cubic metres from its forest tenures and private lands. Reductions made under Part 13 of the FOREST ACT to account for land use processes in the Central Coast, temporarily reduced this total to approximately 3.9 million cubic metres for 2003. The perpetual supply of 330,000 to 350,000 cubic metres of sawlogs under a sawlog purchase agreement with a third party was not affected by this temporary reduction.

Harvest operations continued to be conducted on government owned timberlands, in accordance with the terms and conditions of the Company's three tree farm licences, seven forest licences, timber licences and private lands external to these tenures.

The Company's manufacturing plants currently consist of:

o    six sawmills with a total annual production capacity of approximately
     1.1 billion board feet of lumber and 700,000 units of wood chips;

o two pulp mills with a total annual production capacity of approximately 435,000 ADMT of pulp;

o a value-added lumber remanufacturing plant with an annual drying and production capacity of approximately 80 million board feet; and

o    a log merchandiser.

The Company owns nine sawmills. However, during 2002 it initiated a sawmill rationalization program to reduce the number of operating mills from nine down to six, which allows the Company to benefit from economics of scale and cease production at less efficient mills.

STRATEGY

The Company's strategy is to obtain the maximum value for its timber resources by producing premium products and by fully utilizing its harvested timber in an integrated forest products operation. The Company's sawmills process high quality logs, including western red cedar, into primarily long length, wide width and upper grade lumber and, to a lesser degree, commodity grades of lumber. As a result of its strategy, the Company focuses on producing finished specialty products, such as lumber with various sizes and end uses, and western red cedar, instead of commodity items such as SPF 2x4 lumber. Lower quality logs are first processed by the Company's log merchandiser in order to extract the lumber quality portion of the logs for processing at the Company's sawmills. The residual portion of such logs, smaller or defective logs not suitable for the production of lumber and wood chips are used to produce pulp. Hog fuel, a by-product from the sawmills and the log merchandiser, is used at the Company's Squamish NBSK pulp mill and sold to other pulp mills as an energy resource. The Company's value-added lumber remanufacturing plant dries, saws and trims lumber for use in producing higher value products such as moldings, frames and panelling. The Company believes that the efficient utilization of its timber resources is essential, given the decline in the supply of high quality timber resulting from increasing environmental and conservation restrictions.

INDUSTRY

British Columbia is one of the world's leading forest products regions, with lumber shipments averaging approximately 14 billion board feet per year and pulp and paper shipments of approximately seven million tonnes per year, supported by an annual timber harvest averaging approximately 73 million cubic metres over the last ten years. British Columbia has two major forest regions, coastal and interior, which are differentiated by climate, terrain and forest type and have given rise to two distinctly different segments of the forest industry. Historically, approximately one-third of British Columbia's timber harvest has been from the coastal region. In contrast to the interior forests, the British Columbia coastal forests are distinguished by a wet maritime climate, rugged topography and a variety of high-value coastal forest species with highly productive growing sites. Over the past decade, the coastal timber harvest has declined as a result of the establishment of new parks and protected areas and AAC reductions to conform harvest levels to long-term sustained yields.

The forest products industry categorizes lumber into either hardwoods or softwoods. Softwoods such as hemlock, cedar, spruce, pine and fir are used primarily in construction due to their strength. The forest industry also grades lumber into various classifications according to quality. The two broad categories within which all grades fall, based upon the absence or presence of defects and the grain of the wood, are upper grade lumber and commodity grade lumber, respectively. Upper grade lumber is a grade of lumber which is substantially clear of defects and is obtained primarily from mature timber in areas which have not been previously harvested. The timber used to produce upper grade softwood lumber grows primarily in the coastal climates of British Columbia, the U.S. Pacific Northwest and Alaska.

RECENT LEGISLATIVE AMENDMENTS

In March and again in May, 2003 the Provincial Government introduced legislation to effect the most significant reforms in the Province's forest industry in over 40 years. The reforms address the following areas among others:

o A mandatory 20% reduction of AAC attributable to public lands in respect of TFLs and FLs and 20% reduction of the unreverted area in respect of TLs;

o    Market pricing for stumpage purposes;

o A new model of forest management ("defined forest area management") under which major licencees will be responsible for forest management activities to standards set by the government;

o The removal of the requirement to link fibre supply under harvesting licences to specific conversion facilities (known as "appurtenancy");

o A new auction-based pricing system based on competitively awarded timber-sale licenses, designed to be more market-sensitive;

o    New penalties to prevent collusion in timber and log markets;

o    Minimum cut requirements during cut control periods; and

o    Transfers of forest tenures and changes of control of licensees.

The reforms to date are contained in five Bills (the "Forest Revitalization Amendments"), namely Bill 27-2003 FORESTS STATUTES AMENDMENT ACT, Bill 28-2003 FOREST REVITALIZATION ACT, Bill 29-2003 FOREST (REVITALIZATION) AMENDMENT ACT, Bill 44-2003 FORESTS STATUTES AMENDMENT ACT (No.2) and Bill 45-2003 FOREST REVITALIZATION AMENDMENT ACT (No. 2).

Bill 28 (which deals with the 20% take back) was enacted by the Legislature and became effective as of March 31, 2003. The remaining Bills are expected to be passed during the current session of the Legislature which ends May 29, 2003. Detailed regulations and orders respecting the implementation of the new legislation are expected to be developed and to become effective over the next several months. See "Business of the Company - Forest Resources - Recent Forest Policy Initiatives".

FOREST RESOURCES

TIMBER TENURES

More than 90% of all forest resources in British Columbia are owned by the Province and administered by the Ministry of Forests. Subject to the FOREST ACT and the Code and related regulations, rights to harvest timber on such land may be granted on behalf of the Province by the Ministry of Forests in the form of timber tenures. Timber tenures granted to the Company are comprised of tree farm licences, forest licences and timber licences. The Company undertakes to manage the forest lands to which its timber tenures relate to produce an annual harvest in accordance with the terms of its TLs and the AAC volumes determined by the Ministry of Forests for each TFL and FL.

A TFL is an area-based timber tenure granted for a term of 25 years that is replaceable every five years for a further 25 year term, subject to satisfactory performance by the licensee of its forest management obligations as determined by the Ministry of Forests. Over 74% of the Company's AAC is derived from its three TFLs: TFL Nos. 6, 19 and 25. TFL Nos. 6 and 19 were replaced in 2000 and 2001, respectively, for 25 year terms. TFL No. 25 was replaced in 1999 for a 25 year term. The Forest Revitalization Amendments provide for the Company to surrender 20% of its AAC derived from these TFLs as a group to the Provincial Government during the next three years in return for compensation according to criteria to be prescribed by the Provincial Government. The Forest Revitalization Amendments provide for the Company to surrender 20% of its AAC derived from the Crown land portion of the TFLs and contain new provisions relating to the issuance of replaceable TFLs.

Other areas of Provincial Government timberlands which are not designated as TFLs are organized into timber supply areas. FLs are issued within each TSA with the AAC being determined at the TSA level and the overall harvest for the TSA managed by the Ministry of Forests on a sustained yield basis. FLs are volume-based tenures which authorize a specified volume of timber to be cut within a specific TSA. FLs have a term of 15 years and are generally replaceable every five years for a term of 15 years, subject to satisfactory performance by the licensee of its forest management obligations as determined by the Ministry of Forests. The Company has seven FLs, two of which are located in the Mid Coast TSA, and the remaining five are located in the Kingcome, Strathcona, Soo, Fraser and Sunshine Coast TSAs. All of the Company's FLs were replaced in 1998 for 15 year terms.

The Provincial Government was due to begin to offer the Company replacement forest licences under the "evergreen" terms of the licence agreements in early 2003 but these offers were delayed due to concerns with adequate consultation with First Nations. The Ministry indicated that offers would be forthcoming once adequate consultation had been conducted with potentially affected First Nations. The Forest Revitalization Amendments contain new provisions relating to the terms and conditions of replacement forest licences.

The Company also holds and harvests timber from 144 TLs, covering an area of approximately 86,000 hectares, of which 18 TLs are situated outside of its TFLs and 126 are situated within its TFLs. TLs are area-based tenures which permit the licensee to harvest the area over a specified period. The Company's TLs contain more than 24 million cubic metres of mature timber. TLs within a TFL are managed on an integrated basis with other government and private timberlands within the same TFL and remain part of the TFL after harvest. The timing of harvesting from TLs is subject to the practice guidelines of the Ministry of Forests, but is otherwise at the discretion of the Company. The terms of the Company's TLs within its TFLs coincide with the terms of the TFLs in which they are incorporated. Those TLs which are outside of the Company's TFLs expire at varying dates ranging from 2005 to 2016. A renewal request for a TL whose term expired in 2001 is still under consideration by the Ministry of Forests. A 1998 study of the Company's TLs situated outside of its TFLs indicated a feasible harvest schedule of approximately 100,000 cubic metres annually over the next 20 years. In 2002 approximately 15% of the Company's annual harvest was from TLs found inside and outside of TFLs.

The FOREST REVITALIZATION ACT, which came into effect on March 31, 2003, requires that the Company surrender 20% of the AAC attributable to Crown land within TFLs, 20% of the AAC attributable to FLs and 20% of the unreverted area found within TLs found outside of TFLs. This surrender must occur within three years of the Act being proclaimed. The Provincial Government has indicated that 50% of the AAC re-acquired will be directed to public auction pursuant to the B.C. Timber Sale Program while the balance will be available for First Nations initiatives and Community Forest or Woodlot Licences. This AAC reduction will be compensated for according to prescribed criteria that have not yet been announced by government. Disputes regarding the amount of compensation will be resolved by arbitration.

TIMBER HARVEST

The AAC for TFLs and FLs is determined by the Chief Forester of the Province and reflects timber conditions, regional and local economic and social interests, and environmental considerations. Currently the actual cut from a TFL or FL for any given year may vary up to 50% above or below the designated AAC for that timber tenure as long as the annual average cut over a specified five year cut control period is within 10% of the total designated AAC for that period. At the end of a five year cut control period any amount harvested in excess of 100% is charged to the subsequent five year period. A financial penalty is applied by government if the harvest is in excess of 110%. A permanent AAC reduction may be implemented if the harvest level at the end of a five year period is less than 90%. Relief from AAC reductions may be granted if an undercut has resulted from circumstances beyond the control of the licence holder. Undercuts in a five year cut control period may also be carried forward into the new five year period under some circumstances.

The Forest Revitalization Amendments will result in changes to this cut control regime. While the harvest rate over a five year period will continue to be capped at 110% of AAC, there will be no annual harvest cap, and minimum harvest requirements on both an annual and five year basis will be dropped. However, the tenure holder will lose the ability to request that the undercut from a five year period be added to the subsequent cut control period.

Existing legislation requires the Chief Forester for British Columbia to review sustainable timber harvesting levels in each TSA and TFL in the Province every five years and to issue a "determination" relating to the same which may recommend reductions or increases in the AAC of the TSA or TFL. In 2002 a modest reduction was made to the AAC of the Company's single forest licence found within the Kingcome TSA. New determinations will be provided for other tenures between December 2003 and December 2006.

Under the FOREST ACT, the Minister of Forests could cancel timber tenures without compensation if direct or indirect control of a corporation holding such tenures changed or the tenures were transferred without prior written consent. If the Minister of Forests consented to a change of control of a corporation or a transfer of tenures, the AAC of the government portion of the tenures was reduced by 5%, without compensation and conditions and requirements could potentially be imposed as a condition of the consent. The Minister was able to reinstate the 5% reduction under certain conditions.

The Forest Revitalization Amendments will simplify the transfer or subdivision of tenures. Transfers will be subject to advance notice, settlement of monies payable to the Crown and a single test that "the disposition will not unduly restrict competition in the standing timber markets, log markets or chip markets". Consolidations and subdivisions of tenures will be subject to a test that they not "compromise forest management". The mandatory surrender of 5% of AAC is to be eliminated. Similar provisions apply to the change of control of licenses.

The Provincial Government met its announced goal of protecting through the establishment of parks 12% of the land area of the Province from development by the end of 2000. However, meeting this protection goal did not end land use planning processes that have continued through 2002. While tenures contributing some 60% of the Company's AAC have been dealt with under the regional Vancouver Island Summary Land Use Plan, the balance remain subject to other sub-regional land use processes. Four Land and Resource Management Plans ("LRMP's") namely Central Coast, North Coast, Queen Charlotte Island/Haida Gwaii and Sea-to-Sky, which cover most of the Company's remaining AAC, are scheduled for completion in 2003 and 2004.

Through 2002 the Company remained engaged with the Central Coast LRMP through the Coast Forest Conservation Initiative (a strategic forum of the five licensees operating in the area) and the Joint Solutions Project. The latter subprocess has provided a mediated forum for communication and understanding between licencees, contractors and various environmental non-governmental organizations ("ENGO's") with interests in the Central Coast. A government extension of the LRMP timeline resulted in the provincial Chief Forester making a temporary AAC reduction of approximately 235,000 m3 to two of the three Company tenures in the planning area.

During 2001, the Company commenced a legal action against the Province for breaching its contractual obligations to purchase two of the Company's timber tenures. The parties have exchanged pleadings and documents and certain evidence gathering matters have commenced, including the examination for discovery of the former Minister of Forests who was involved during the time of the agreement.

FIBRE SUPPLY

The Company's fibre requirements are met with logs harvested from its timber tenures and private lands, logs purchased on the open market, logs acquired under a sawlog purchase agreement entered into with a third party, log trading activities and logs acquired in exchange for wood chips. The Company's log trading department is responsible for ensuring an adequate supply of suitable logs for the Company's plants. It engages in log trading activities to correct imbalances in the supply and demand in size, grade and species of logs. In addition, in order to ensure a continuing supply of timber, the Company maintains an active reforestation program and manages approximately 1,050,000 hectares of productive timberlands of which 565,000 hectares are operable. The Company's annual timber harvest from these timberlands, on a sustained yield basis at the start of 2002 was approximately 4.1 million cubic metres. As noted above, the annual timber harvest has been temporarily reduced to approximately 3.9 million cubic metres for 2003.

All of the Company's timber harvesting operations are located in the coastal region of British Columbia. Logging is conducted primarily on government timberlands allocated to the Company under its TFLs and to a lesser extent under its FLs and TLs. In addition, some logging takes place on private lands. The timber covered by the Company's timber tenures contains a substantial amount of presently harvestable mature timber stands that are located in areas that have never been commercially harvested. These stands are particularly valuable as the substantial size of the trees allows the Company to produce a high volume of upper grade lumber. Upper grade lumber is sold based upon appearance and is used in the manufacturing of doors, window frames, panelling, moldings and siding.

The long-term species distribution of the Company's timber resources is approximately 60% hemlock and balsam, 35% cedar and cypress, with the balance made up of Sitka spruce, Douglas fir and various minor species. Production over the five year period through 2002 has closely mirrored this distribution with 42% hemlock, 18% balsam, 25% cedar, 5% cypress, 8% Douglas fir and 2% spruce harvested. This indicates that harvest plans are accessing the timber profile rather than targeting specific higher valued species.

The Company's available cut, including the AAC of the Company's TFLs and FLs, log supply and log usage for each of the last two years are set out in the following table:

                                     Actual Cut(1)                Available Cut(2)
                               Years Ended December 31st        as at December 31st
                               -------------------------        -------------------
                                2002                2001         2002          2001
                               -----               -----        -----         -----
                                            (thousands of cubic metres)
TFLs........................   2,640               2,360        2,917         2,985
FLs.........................     311                 687        1,009           978
Other lands(3)..............      81                  34          449           449
                               -----               -----        -----         -----
   Total log production.....   3,032               3,081        4,375         4,412
                               -----               -----        -----         -----
                               -----               -----        -----         -----
Total logs purchased........   1,017               1,231
                               -----               -----
                               -----               -----
Total logs consumed.........   3,110               3,347
                               -----               -----
                               -----               -----
Total logs sold.............     781               1,064
                               -----               -----
                               -----               -----

----------
(1) The "actual" cut is produced volume. It does not include residue volume, which contributes to the AAC total.

(2) The "available" cut for the TFLs and FLs is the AAC determined by the provincial Chief Forester. There was a temporary prorated AAC reduction of 135,000 m3 to TFL 25 and 99,428 m3 to FL Al6845 during 2002 due to delays in completion of the Central Coast LRMP. In addition, the AAC of FL Al9240 was permanently reduced by 6,648 m3 through a prorated Kingcome TSA AAC reduction resulting from a new Timber Supply Review completed by the Ministry of Forests.

(3) 19,000 m3 of annual cut is attributed to private Managed Forests lands outside of TFLs, 100,000 m3 to TLs outside of TFLs and 330,000 m3 of sawlogs in perpetuity under a sawlog purchase agreement with a third party.

The five year cut control period for many of the Company's tenures came at the end of 2001. Approximately 1.4 million m3 of the cumulative AAC available during the five year period was not harvested due to depressed economic conditions in 2001 and a delay in harvest approvals as a result of the Central Coast LRMP. The Company requested that this deficient volume be returned to the Company in the subsequent cut control period. By the end of the year, the Ministry of Forests had not yet reached a decision on the request.

The Company has 30 logging and forestry operations on Vancouver Island, the South, Central and North Coast Mainland and the Queen Charlotte Islands. Approximately 70% of the Company's operations are on Vancouver Island. For historical and legal reasons, logging is conducted by a combination of both Company operated and contractor operations. The Company plans and co-ordinates all of the timber production from the various operating sites.

Logs are sorted and directed to either the Company's sawmills, its log merchandiser or its Port Alice dissolving sulphite pulp mill, according to size, grade and species. Saw logs that meet the Company's cut program criteria are shipped primarily to the Company's sawmills, while lower quality logs, small or defective parts of trees and wood chips from sawmill operations and the log merchandiser are shipped to, and form the basic raw material for, the Company's pulp mills. Bundle booms and self-dumping log barges are used to transport logs to the Company's manufacturing plants and to the Vancouver log market. A small percentage of logs are delivered to the Company's manufacturing plants by truck.

The Company's sawmills have a total annual production capacity of approximately 700,000 units of wood chips. These wood chips are used at the Company's Squamish pulp mill as a source of fibre, traded with third parties for sawlogs or sold.

Wood residue produced by the sawmills and the log merchandiser, principally sawdust and bark, is either used as hog fuel in the boiler at the pulp mills or sold to other pulp mills. Wood chips and other by-products of the sawmills and log merchandiser are transported by barge or by truck to pulp mills.

The Company's wood chip supply and usage for each of the last two years are set out in the following table:

                                        Years Ended
                                        December 31,
                                    --------------------
                                    2002            2001
                                    ----            ----
                                    (thousands of units)
Wood chips produced.............     639             545
Wood chips purchased............     185             172
Total wood chips consumed.......     555             456
Total wood chips sold...........     288             271

OTHER FOREST POLICY INITIATIVES

The Provincial Government brought the Code into force in 1995 and it became fully effective in mid-1997. The Code has had a significant impact on harvesting practices and has increased the timber harvesting and silviculture costs of all companies in the forest industry in British Columbia. As a result of problems with, and higher than anticipated costs from, implementing the Code, the Provincial Government announced a major re-write of the Code following public and industry consultation.

Towards the end of 2002, the Provincial Government introduced Bill 75-2002 FOREST STATUTES AMENDMENT ACT (No. 2), which provides transitional changes to the existing Code and FOREST ACT, and Bill 74, which provides a new results-based FOREST AND RANGE PRACTICES ACT. Bill 44-2003 FORESTS STATUTES AMENDMENT ACT (No. 2), 2003 further amends the Code, and the FOREST AND RANGE PRACTICES ACT. Bill 75 is in effect; the FRPA is not yet effective.

It is not possible to gauge the impacts of these legislative changes on the Company's business until the accompanying regulations are published. The Provincial Government has indicated that the new regulations will focus on outcomes rather than mandated processes so the Company anticipates there may be an opportunity to introduce operational efficiencies. (See also "Business of the Company - Recent Legislative Amendments".)

STUMPAGE CHARGES

A stumpage charge is assessed by the Provincial Government on all Crown timber harvested. The amount of stumpage paid on timber harvested from TFLs and FLs is based on a revenue target set by the Provincial Government and adjusted on a periodic basis. A base stumpage rate is then determined having reference to the revenue target. The base rate is subsequently adjusted by the Ministry of Forests for various factors prior to determining the actual stumpage charge for each particular cutting area designated within a specified timber tenure. Individual stumpage rates are then calculated for each cutting permit issued with respect to a cutting area, taking into account projected timber prices and operating costs. Stumpage charges fluctuate based upon the Provincial Government's revenue targets, the quality and species of timber harvested, harvesting technology, the Company's operating costs and other factors. This system is referred to as Comparative Value Pricing ("CVP").

During 2001, the Company commenced a legal action against the Provincial Government for the improper administration of the stumpage payment system that resulted in overcharging the Company for stumpage over a period of several years. The overcharging arose from the so-called "water-bedding" effect where the Provincial Government accepted information from certain forest companies that artificially reduced the value of timber on their cutting permits thereby forcing other companies to pay higher stumpage rates for timber of similar value. The parties have exchanged pleadings and certain evidence gathering matters have commenced. No trial date has been set.

On October 1, 2000, the Ministry of Forests introduced a "Hemlock Pilot" for major coastal licensees that is based on the Small Business Program's Market Pricing System ("MPS"). Cutting permits that met a strict criteria (e.g. 60% hemlock/balsam content or greater) were converted from the CVP system to the Hemlock Pilot MPS. The objective was to convert these permits to a "market-based" system that better reflected the economic reality of the price for hemlock lumber. No new Pilot cutting permits were accepted past October 1, 2000. Those permits issued under the Pilot program are being allowed to run their normal course. It is estimated that the MPS system reduced stumpage fees by approximately $15.9 million in 2002 and $10.4 million in 2001.

Until 1995, on those lands held under TLs, a royalty was payable when the timber was harvested. In 1995, the British Columbia government eliminated royalties for TLs and replaced them with stumpage, which increased to 100% of regular stumpage in 2001. Certain forestry companies commenced court actions against the Provincial Government claiming substantial damages as a result of this change in the calculation of royalty fees. In December, 1999, the court ruled against the Provincial Government in an action to dismiss the damage claims. In March, 2000, the Company commenced a court action against the Provincial Government to recover damages resulting from the change in the calculation of rates. It is anticipated that the case will proceed to trial in early 2004. As at December 31, 2002, the Company estimates it has paid additional expenses of $70 million on its TLs as a result of this policy change.

The following table illustrates the relationship of stumpage and royalty expenses relative to the Company's total log production for each of the last five years:

                                                       Years Ended December 31st
                                        -----------------------------------------------------
                                          2002        2001       2000        1999       1998
                                        -------     -------    -------     -------    -------
                                                             (thousands)
Log production (cubic metres).......     3,032       3,081      3,431       3,354      2,707
Stumpage and royalty expenses.......    $60,297     $56,719    $86,747     $84,785    $70,549

FOREST MANAGEMENT

The Company manages its forest tenures and privately owned forest lands according to Sustainable Forestry Management Principles which include a commitment to meeting or exceeding government requirements. As part of the rights and responsibilities that accompany the Crown tenures held by the Company, staff carry out or supervise pre-harvest planning, subsequent road building and harvesting operations and the follow-up silviculture treatments to establish free-growing second growth stands.

Preharvest planning includes a wide spectrum of activities from the collection of inventory and assessment data to the development of higher level Management Plans for tree farm licences and Forest Development Plans for specific planning areas within tree farm licences or forest licences. These plans take a broad range of timber and non-timber values into account including but not limited to: wildlife, fisheries, water quality, soil sensitivity, terrain stability, visual quality, biodiversity, archaeological sites and cultural features, cave and karst features, timber species distribution and value. These higher level plans provide direction for the development of site specific plans and lead to the applications for specific road building and harvesting permits.

Following harvest, the Company reforests all disturbed areas and conducts follow-up surveys and silvicultural treatments to ensure that these harvested areas meet "free-growing" requirements within specified timelines. Once free-growing, young stands are left to develop without further attention into second growth forests ready for subsequent harvest. All of these "basic" silviculture requirements are carried out at the Company's expense. In 2002, the Company spent $7.5 million in meeting basic silviculture obligations.

The Company's tenures are managed by a staff of registered professional foresters and engineers who are involved in planning and inventory, road and bridge development, harvesting, silviculture and forest health and protection programs. The Company operates the Saanich Forestry Centre which includes a 3 million seedling nursery and a tree seed orchard which produces select seed for reforestation.

Up until April 2002, funding was available from Forest Renewal B.C., to carry out a variety of inventory, enhanced silviculture and watershed restoration projects that were over and above the requirements of the Company's tenure obligations. Although the Company was not required to participate in this program, it did so in order to satisfy a range of timber and non-timber objectives. In April 2002, the Provincial Government replaced Forest Renewal B.C. with the FIA, administered by PriceWaterhouseCoopers.

The FIA is funded by an appropriation voted by the Legislature, rather than a stumpage levy, and authorizes the Minister of Forests to provide funding for certain forest management activities. Specific amounts are dedicated to provincial level programs, while other amounts are allocated to tenure holders.

In 2002, the Legislature approved a $95.5 million Land Based Investment Program with $80 million going to licencees according to an allocation formula based on the volume harvested over the preceding three years. Additional funds were provided for tree improvement and genetic resource management. The Forestry Innovation Investment Program, funded through the FIA, provided $20 million for research, $8 million for product development, and $12 million for international marketing. The Company accessed $4.6 million from Forest Renewal B.C. and FIA to carry out a range of projects in 2002.

SOLID WOOD FACILITIES

The Company owns nine sawmills, a log merchandiser and a value-added lumber remanufacturing plant. Over the past year the Company has initiated a sawmill rationalization policy with the goal of reducing the number of operating mills from nine down to six. This will enable the Company to benefit from reduced manufacturing costs without a loss in production capability, thereby improving overall efficiencies through economies of scale. The Tahsis and Chemainus sawmills have ceased production while production at the two Vancouver sawmills, Silvertree and Marpole, has been combined under the name Silvertree-Vancouver Division. The six operating sawmills each use computer controlled equipment to optimize the lumber recovery from each log. The Company's high quality timber supply and the particular design of its sawmills enable it to produce specialty products such as upper grade lumber, lumber with long lengths (over 20 feet) and wide widths (over 10 inches), lumber produced from western red cedar, and baby squares and beams used in traditional Japanese housing. These products command premium prices compared to commodity construction grades, such as SPF 2x4 lumber. Much of the softwood timber in North America is not capable of producing substantial quantities of these specialty products, as the trees are too small or have a poor knot structure.

Five of the Company's sawmills are located on Vancouver Island. The Company's Duke Point and Nanaimo sawmills are both located in Nanaimo. The Company's Ladysmith and Saltair sawmills are both located on the same property in Ladysmith. The Company's other sawmill on Vancouver Island is located at Cowichan Bay. The Duke Point and Nanaimo sawmills process large diameter logs of mixed species, while the Cowichan Bay, Ladysmith and Saltair sawmills process small diameter logs. The Cowichan Bay sawmill also processes western red cedar. All of the Company's sawmills on Vancouver Island have adjacent water lots which are leased from the Province of British Columbia and have barge loading facilities to handle water-borne shipments of sawmill products.

The Duke Point, Cowichan Bay, Ladysmith and Saltair sawmills are situated on land owned by the Company. The Nanaimo sawmill is situated on an 8.5 hectare site, which includes 6.1 hectares owned by the Company and 2.4 hectares leased from the Nanaimo Port Authority.

The Nanaimo sawmill cuts predominantly Douglas fir and hemlock logs and produces a wide range of high-value specialty lumber products primarily for the Japanese market. The Saltair sawmill can cut for both the Japanese and North American markets and can process western red cedar. The Saltair and Nanaimo sawmills have received authorization to stamp their lumber as having met the quality control requirements of the Japanese Agricultural Standard, indicating that the lumber meets rigorous Japanese structural grading rules.

The Company's Silvertree-Vancouver sawmill is located in Marpole, a suburb of Vancouver. It specializes in processing cedar logs and can also process large diameter hemlock. In 2002, the Silvertree and Marpole mills combined their operations at Marpole under the name Silvertree-Vancouver Division. The former Silvertree mill is still functional although the Company has no current plans to operate it. The two sawmills are located on land which fronts the Fraser River and is owned by the Company. Both sawmills are equipped with barge loading facilities to handle water-borne shipments of sawmill products. The water lots necessary to operate the two Vancouver sawmills are leased from the North Fraser Port Authority.

The Company's annual lumber production capacity and actual lumber production for each of its sawmills for each of the last five years are set out in the following table:

                                                PRE-SAWMILL
                                              RATIONALIZATION           LUMBER PRODUCTION (MMFBM)
                                           ----------------------  ------------------------------------
                                                       PRESENT             YEARS ENDED DECEMBER 31           POTENTIAL
                                                        RATED      ------------------------------------       NUMBER     POTENTIAL
                                            NUMBER    CAPACITY(1)  2002    2001    2000    1999    1998         OF       CAPACITY
SAWMILLS                LOCATION           OF SHIFTS   (MMFBM)     ----    ----    ----    ----    ----       SHIFTS(2)  (MMFBM)
--------                --------           ---------  -----------                                            ----------  ---------
Chemainus               Chemainus              1           48        17      20      39      32      38          --           --
Cowichan Bay            Cowichan Bay           2          125       122     101      97      67     104           3          215
Duke Point              Nanaimo                1           88        89      84      78      82      77           3          225
Ladysmith               Ladysmith              2          120        46      60      88      98     107           3          170
Nanaimo                 Nanaimo                2          138       122     136     112     105     112           3          200
Saltair                 Ladysmith              2          150       111      80     119     134     118           3          170
Silvertree              Vancouver              2          113        16      44      98      75      89          --           --
Marpole                 Vancouver              2          165        39      12      73      55      95           3          160
Tahsis                  Tahsis                 2          125        --      17      69      69      64          --           --
                                              --        -----       ---     ---     ---     ---     ---          --        -----
                                              16        1,072       562     554     773     717     804          18        1,140
                                              --        -----       ---     ---     ---     ---     ---          --        -----
                                              --        -----       ---     ---     ---     ---     ---          --        -----

----------
(1)  Based on the normal number of shifts and 250 operating days.

(2) Potential number of shifts based on eliminating production at specified mills and increasing production at the Company's more efficient mills.

The Company's log merchandiser is located at Nanaimo on Vancouver Island. The plant extracts the lumber quality portion out of lower quality logs and processes the balance into wood chips and other by-products. The lumber portion is sent to the Company's sawmills for processing and the wood chips are used principally at the Squamish pulp mill. The water lots necessary to operate this plant are leased from the Province and the Nanaimo Port Authority.

The Company's value-added lumber remanufacturing plant dries, cuts, resaws and trims lumber into various grades and dimensions, which are used primarily in the manufacturing of moldings, panelling and frames for doors and windows. The plant is located in Chemainus and is situated on land owned by the Company. It is comprised of 10 kilns, which are utilized to dry lumber produced at the Company's sawmills, a planer mill, and resawing, sorting and trimming facilities. The plant has an annual drying and production capacity of approximately 80 million board feet of lumber and in 2002 processed 38 million board feet of lumber.

The Company operates a lumber distribution yard located at Richmond near Vancouver.

PULP MILLS

The Company owns and operates an NBSK pulp mill on the mainland of British Columbia near Squamish and a dissolving sulphite pulp mill near Port Alice on Vancouver Island. Both mills are located on the coast with easy access to water transportation. Fibre for the Squamish pulp mill comes from wood chips produced by the Company's sawmills and log merchandiser while Port Alice processes pulp logs through its own wood room.

The Squamish NBSK pulp mill has an annual production capacity of 275,000 ADMT and is located approximately 65 kilometres north of Vancouver. The mill has a high quality water supply, access to a natural gas pipeline, close proximity to sources of raw materials, major storage and shipping terminals, and access via ferry to Squamish and then by road to Vancouver. The Squamish pulp mill employs 310 people and is situated on land owned by the Company. The water lot necessary to operate the mill is leased from the Province of British Columbia.

NBSK pulp is a long-fibred northern softwood pulp manufactured from primarily a mixture of hemlock, balsam, fir and cedar wood chips and is noted for its strength, whiteness and absorption properties. NBSK pulp is used to produce a variety of products, including lightweight publication grades of paper, tissues and hygiene products.

In the last five years, approximately $8.8 million has been expended at the Squamish pulp mill to improve production efficiency and provide environmental enhancements.

In December, 2000 a chip screening facility was completed at the Squamish pulp mill which reduced costs, improved productivity and product quality. The Squamish pulp mill received its official ISO 9000 registration in April 1993 and ISO 14001 registration in May, 1999.

The Port Alice dissolving sulphite pulp mill is the only producer of dissolving sulphite pulp in British Columbia and one of only three dissolving sulphite pulp mills in Canada. The mill has an annual production capacity of 160,000 ADMT and is located near Port Alice, a village of approximately 1,400 people in the northwest corner of Vancouver Island. The mill employs 408 people and is situated on land owned by the Company. The water lot necessary to operate the mill is leased from the Province of British Columbia.

The Company recently commenced a legal action against the Province in which it claims that the Province breached its obligation to provide fibre supply on an annual basis to the Port Alice mill. Based on the government's commitment to provide the fibre supply, the Company undertook significant expenditures in respect of environmental upgrades at the Port Alice mill. As at the date hereof, the pleadings have not as yet been exchanged between the parties.

Dissolving sulphite pulp is a long-fibred pulp manufactured by an acid cooking process from primarily hemlock and is noted for its chemical properties. The dissolving sulphite pulp produced at the Port Alice pulp mill is used to make such products as garments, artificial silk, plastics, lacquers, cosmetics and pharmaceuticals. The mill also produces paper grade sulphite pulp when market conditions warrant.

In the last five years, approximately $30.1 million was expended to upgrade the Port Alice pulp mill. A majority of these capital expenditures were incurred in 1998, when a $23.5 million project was completed that included additional digesters, evaporators and other equipment. These additions improved productivity, pulp quality and reduced operating costs. The Port Alice mill received its official ISO 14001 registration in February, 2001 and the Canadian Standards Association Sustainable Forest Management Chain of Custody (product labelling) in February, 2002.

The Company's annual pulp production capacity and actual pulp production for each of its pulp mills for each of the last five years are set out in the following table:

                                                                                    PULP PRODUCTION
                                                                   ------------------------------------------------
                                   ANNUAL PULP                                  YEARS ENDED DECEMBER 31,
                                   PRODUCTION                      ------------------------------------------------
                                   CAPACITY(1)                     2002       2001       2000       1999       1998
                                   -----------                     ----       ----       ----       ----       ----
                                                                                  (THOUSANDS OF ADMT)
PULP MILLS
  Squamish                             275                          204        164        266        264        221
  Port Alice                           160                           54        117        159         97         92
                                       ---                          ---        ---        ---        ---        ---
                                       435                          258        281        425        361        313
                                       ---                          ---        ---        ---        ---        ---
                                       ---                          ---        ---        ---        ---        ---

----------
(1) Capacity is stated as at December 31, 2002 on a three shifts per day, 340 days per year basis.

SALES, MARKETING AND DISTRIBUTION

The Company produces and markets upper grades and commodity grades of lumber and various grades of NBSK and dissolving and paper grade sulphite pulp, which are sold in approximately 30 countries worldwide. The Company's lumber products are marketed and sold in North America by a separate sales and marketing division which sells the Company's lumber products through agents and directly to wholesale lumber distributors. Direct liaison with the consumers of its lumber products provides the Company with the ability to react quickly to changes in market conditions and customer requirements and achieve lower selling costs. The Company adjusts its sawmill processing programs in order to customize products to meet the specific requirements of the Company's customers.

The lumber produced by the Nanaimo and Saltair sawmills is targeted primarily for the Japanese market. Most products are sold green; however, certain specialty products require kiln-drying. The Company offers a complete line of traditional components for the Japanese market. The Company's focus in Europe is kiln-dried, high-grade specialty products used predominantly in Germany, Italy and the United Kingdom.

The Company's NBSK pulp is a commodity product and sales are handled by the Company's pulp sales division and by agents. NBSK pulp is sold primarily to paper producers and tissue manufacturers. Sales of dissolving sulphite pulp are conducted by the Company's pulp sales division and are generally made directly to end users. These purchasers often send their own technical experts to the Port Alice pulp mill to customize the dissolving sulphite pulp to their particular specifications.

The distribution of the Company's sales by geographic area and by product line for each of the last five years is set out in the following table:

                                                             YEARS ENDED DECEMBER 31,
                                      ------------------------------------------------------------------------
                                        2002            2001            2000            1999            1998
                                      --------        --------        --------        --------        --------
                                                      (THOUSANDS OF DOLLARS)
SALES BY GEOGRAPHIC AREA
  Canada                              $175,180        $214,986        $228,382        $175,884        $164,771
  U.S                                  204,932         230,333         241,006         324,057         264,397
  Asia                                 184,728         221,521         344,069         271,354         240,836
  Europe                                62,438          89,433         127,505          95,199         100,182
  Other                                  7,656          13,704          14,442           7,142           9,055
                                      --------        --------        --------        --------        --------
                                       634,934        $769,977        $955,404        $873,636        $779,241
                                      --------        --------        --------        --------        --------
                                      --------        --------        --------        --------        --------
SALES BY PRODUCT LINE
  Lumber                              $320,875        $354,702        $417,912        $498,341        $437,183
  Pulp                                 171,207         237,940         381,517         262,088         233,040
  Logs                                 123,280         156,515         126,337          93,602          90,779
  Sawmill by-products                   19,572          20,820          29,638          19,605          18,239
                                      --------        --------        --------        --------        --------
                                       634,934        $769,977        $955,404        $873,636        $779,241
                                      --------        --------        --------        --------        --------
                                      --------        --------        --------        --------        --------
SOLID WOOD SEGMENT
  Lumber
    Canada                            $ 31,832        $ 35,690        $ 63,497        $ 60,331        $ 48,843
    U.S.                               187,156         218,261         228,626         309,636         249,985
    Asia                                84,207          86,830         104,701         102,721         108,371
    Europe                              15,410          13,921          21,088          25,653          29,984
    Other                                2,270              --              --              --              --
                                      --------        --------        --------        --------        --------
                                       320,875         354,702         417,912         498,341         437,183
                                      --------        --------        --------        --------        --------
  Logs
    Canada                             123,280         156,515         126,337          93,602          90,779
                                      --------        --------        --------        --------        --------
  Sawmill by-products
    Canada                              19,572          20,820          29,638          19,605          18,239
                                      --------        --------        --------        --------        --------
Total solid wood segment              $463,727        $532,037        $573,887        $611,548        $546,201
                                      --------        --------        --------        --------        --------
                                      --------        --------        --------        --------        --------
PULP SEGMENT
  Canada                              $    496        $  1,961        $  8,910        $  2,346        $  6,910
  U.S                                   17,776          12,072          12,380          14,421          14,412
  Asia                                 100,521         134,691         239,368         168,633         132,465
  Europe                                47,028          75,512         106,417          69,546          70,198
  Other                                  5,386          13,704          14,442           7,142           9,055
                                      --------        --------        --------        --------        --------
Total pulp segment                    $171,207        $237,940        $381,517        $262,088        $233,040
                                      --------        --------        --------        --------        --------
                                      --------        --------        --------        --------        --------

The following two charts illustrate the geographic distribution of the Company's sales for each of the last two years:

YEAR ENDED DECEMBER 31, 2002

Canada       28%
U.S.         32%
Europe       10%
Asia         29%
Other         1%

YEAR ENDED DECEMBER 31, 2001

Canada       28%
U.S.         30%
Europe       12%
Asia         29%
Other         1%

In 2002 and 2001, pulp sales to Asia represented approximately 59% and 57%, respectively, of the Company's total pulp segment sales. Lumber sales to the U.S. in 2002 and 2001 represented approximately 40% and 41%, respectively, of the Company's total solid wood segment sales. No single customer accounted for 10% or more of sales in 2002.

Lumber from the Company's sawmills is delivered to market by ocean-going vessel and barge, and by rail and truck. Pulp from the Company's pulp mills is shipped by ocean-going vessel and barge.

Lumber shipments and sales to North American lumber markets occur primarily during the period from mid-March to mid-September of each year, coinciding with the preferred weather for housing construction. Other export markets for the solid wood segment do not have a pronounced seasonal pattern. Pulp shipments and sales are not seasonal in nature.

COMPETITION

The Company competes on both a domestic and international level with a large number of forest products firms, ranging from very large integrated firms to smaller specialty firms. Many of these competitors have substantially greater financial and operating resources than the Company. The Company also competes indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. The markets for pulp and lumber are highly competitive and sensitive to cyclical changes in industry capacity and the economy, both domestically and internationally. Changes in the level of competition, industry capacity and the global economy have a significant impact on the Company's selling prices and overall profitability. The Company's competitive position is influenced by the availability, quality and cost of fibre, energy and labour, and its plant efficiencies and productivity in relation to its competitors.

A number of proposed forest policy changes have been announced by the Provincial Government. Such policies have yet to be fully implemented so the impact is not yet fully determinable. (See "Business of the Company - Recent Legislative Amendments" and "Business of the Company - Forest Resources - Recent Forest Policy Initiatives".)

The Company's competitive position has also been affected by countervailing duties and anti-dumping rates imposed by the government of the United States on shipments of softwood lumber into the United States from Canada. See "Business of the Company - Softwood Lumber Dispute".

ENVIRONMENT

ENVIRONMENTAL POLICY

The Company is committed to the protection of the environment and works with government and other stakeholders to identify and address issues of environmental concern in all aspects of its business. The Company's operations are regulated by a wide array of federal, provincial and local environmental legislation regulating water, land and air discharges and solid and hazardous waste management, disposal, transportation and remediation. To oversee and co-ordinate Company-wide efforts to comply with such legislation, the Company has established an Environmental Committee of the Board of the Company and implemented a reporting system that is designed to monitor environmental compliance with regulatory requirements, identify environmental issues and communicate them to all levels of management and operations. In conducting its operations, the Company attempts to minimize environmental impact through sound forestry and environmental management practices that meet or exceed government standards and adheres to an environmental policy based on the following:

o Assessing and evaluating environmental risk on an ongoing basis in order to set environmental objectives and targets as well as proper operational control;

o Allocating sufficient resources to ensure continuing compliance with environmental responsibilities;

o  Meeting or surpassing all applicable environmental regulations;

o Establishing internal and external auditing and reporting procedures necessary to monitor environmental performance, continually improving environmental practices and the prevention of pollution; and

o Promoting environmental awareness among its staff, employees and contractors and communicating its environmental performance, both internally and to the public.

ENVIRONMENTAL MANAGEMENT

The Company has established an environmental management system ("EMS") framework for its forest operations, sawmills and pulpmills and ensures that the requirements of the EMS are implemented and maintained at certified locations to the ISO 14001 standard. Compliance with the EMS at our thirty forest operations, two pulp mills and Chemainus Value Added Division is monitored using internal as well as third party audits.

The Company's Environmental Policy is reviewed and the supporting Standard Operating Procedures, Hazardous Materials Standards, and Spill Contingency Plans are co-ordinated and updated on a regular basis.

The Company's solid wood segment is in substantial compliance with the requirements of all applicable environmental legislation.

The Port Alice dissolving sulphite pulp mill is in substantial compliance with the requirements of applicable environmental legislation. The Company was charged pursuant to the WASTE MANAGEMENT ACT (British Columbia) on December 5, 2001, for a chlorine discharge on February 20, 2000, and on May 2, 2002 for a pH permit excedance relating to the mill effluent on June 16 and 17, 2000. The Company pleaded guilty to both charges on January 8, 2003 and paid a nominal fine and contributions to the Habitat Conservation Trust Fund totalling $80,000.

With the completion of the upgrade on the wood fired boiler, the Port Alice mill achieved full compliance with provincial particulate emission levels in the second quarter of 2002 when using hog fuel as an energy source.

The Provincial Government passed legislation in July 2002 requiring bleached kraft pulp mills to meet a discharge limit of 0.6 kg/ADMt (monthly average) for chlorinated organics ("AOX"). Sulphite mills must meet an AOX limit of 1.0 kg/ADMt. The new limits came into effect on December 31, 2002 and replace the original requirement for mills to reach zero AOX by the end of 2002. Both Squamish and Port Alice will be able to meet the new AOX requirement.

Environmental performance at the Squamish kraft mill is substantially in compliance with the requirements of applicable environmental legislation except for particulate emissions when burning certain types of hog fuel. Investigations are underway to determine opportunities to reduce particulate emissions to compliance levels. Investigations include the installation of a hog press, installation of a hearth burner, and improved combustion efficiency using overfire air and a carbon monoxide analyzer.

A new dioxin and furan standard for power boilers burning salt laden hog fuel has been proposed by Environment Canada. A three year study to determine the mechanism for dioxin production and potential control opportunities has been completed by coastal pulp mills under the direction of Paprican. A final report will be issued in the second quarter of 2003 for review by government agencies. The recommendation by industry to the government is that there should be no further reduction in dioxin and furan limit beyond the 0.5 ng/m3 Toxic Equivalent Concentration ("TEQ") originally proposed. The new dioxin and furan requirement comes into effect in 2006.

The Contaminated Sites Regulation under the WASTE MANAGEMENT ACT (British Columbia) governs the remediation of any site found to be contaminated, meaning that it exceeds prescribed levels of certain classes of substances. Under the current regulation the government can order an owner or operator to complete an investigation of a site if the government reasonably suspects the site is contaminated. If the site is contaminated, any current or previous owner of the site may be required to remediate the site under government supervision. In May 2002, the Provincial Government appointed an advisory panel to review the Contaminated Site Regulation. The direction provided to the panel was that government resources be focussed on sites that pose a high risk to the environment. Several key conclusions were presented by the panel including:

       (a) Ministry involvement would only be required when there is significant effect on human health or the environment.

       (b) Sites would be assigned a level of risk and only those with the highest risk will require remediation.

       (c) Assessment for the potential of the property to be a contaminated site would be required when the existing use of the property is going to be changed.

The Minister of Forest has committed to introducing a revised regulatory regime for management of contaminated sites in the spring sitting of the legislature. The Company cannot assess the magnitude of costs it may be required to incur in order to comply with this legislation if a site for which it is responsible is found to be contaminated.

With respect to the pulp and paper industry, both the federal government and Provincial Government generally acknowledge that effluent discharges are acceptable and that further work in this area is not necessary. However the governments are now focussing their attention on air issues. The federal government is identifying "Criteria Air Contaminants" for which limits will be established. Included in the criteria air contaminants are, sulphur dioxide and particulate matter less than 10 microns and less than 2.5 microns. In addition, the federal government's primary initiative with respect to air quality improvement is greenhouse gas reduction (Kyoto Protocol). The Company cannot assess the costs of complying with these requirements at this time.

Forest certification is a worldwide initiative that provides independent third party assessments of sustainable forest management practices by forest products producers. It is voluntary and involves a systematic verification and assessment process against a set of principles and criteria. Certification provides recognition in the marketplace and addresses ongoing environmental concerns customers have raised in both the U.S. and European markets.

A number of different forest certification systems are available for use in British Columbia. The two leading standards based on registered hectares, are the Canadian Standard Association's Sustainable Forest Management (SFM) Standard and the American Forest & Paper Association's Sustainable Forestry Initiative. The Forest Stewardship Council, which is endorsed by the major ENGO's, has had less acceptance due to problems with the draft B.C. Regional Standard.

The Company's Northern Vancouver Island Region was certified to the CSA CAN/CSA-Z809 1996 Standard in late 2001. In early 2002 complementary CSA Chain of Custody certification was received for the Company's Port Alice Pulp Mill, Duke Point Sawmill and Chemainus Value Added Division. Chain of Custody grants these facilities the right to apply the CSA product label and ensures customers these products originate from substainably managed forests.

To ensure the Company's operations continue to be competitive suppliers of quality products from sustainably managed forests, significant efforts were made in 2002 to align the management systems from the various business groups. This alignment of the ISO 14001 EMS along with the Chain of Custody documents used by the forest operations and sawmill manufacturing facilities, allows the systems to be managed more efficiently.

Positioning the Company's operations to address customer needs will drive future certification initiatives. Management systems and chain of custody documents continue to be developed for the remaining sawmills. This development will enable the facilities to be responsive to customer requests and position them to be certified should the need arise.

Certified Company forest and sawmill operations and associated pulp manufacturing facilities are summarized as follows:

FOREST OPERATIONS

o  ISO 14001 Certification of all forest operations (April 2000)

o CSA Z809 Sustainable Forest Management Certification of North Vancouver Island Region (November 2001)

o CSA Chain of Custody Certification for North Vancouver Island region (November 2001, re-qualified August 2002)

SAWMILLS

o  CSA Chain of Custody Certification for Duke Point (January 2002)

o In Progress: CSA Chain of Custody Certification for Silvertree Vancouver Division

VALUE ADDED FACILITIES

o CSA Chain of Custody Certification for Chemainus Processing Division (February 2002, re-qualified March, 2003)

o ISO 14001 Environmental Certification for Chemainus Processing Division (February 2002)

PULP MILL - SQUAMISH

o  ISO 9000 Quality Certification (1994)

o  ISO 14001 Environmental Certification (August 1999)

PULP MILL - PORT ALICE

o  ISO 9000 Quality Certification (1994)

o  ISO 14001 Environmental Certification (January 2001)

o  CSA Chain of Custody Certification (December 2001, re-qualified February
   2003)

In addition to regular environmental programs, the Company has been active with other non-core business related environmental initiatives. Five salmon hatcheries supported in whole or in part by the Company released more than 1 million salmon fry in 2002 while watershed and riparian restoration programs completed more than $1 million worth of projects funded through the FRBC and FIA programs.

FIRST NATIONS ISSUES

First Nations have claimed aboriginal title or other rights in substantial portions of land in British Columbia including areas where the Company's timber tenures and operations are situated. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors, however, such rights and title are not absolute and may be infringed upon by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test and being consistent with the honour of the Crown. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been determined.

To resolve outstanding claims, the governments of Canada and British Columbia in 1992 instituted a tripartite treaty negotiation process with the First Nations Summit, representing the majority of the First Nations in British Columbia. As at December 31, 2002, 53 British Columbia First Nations, representing 122 Indian Bands, were involved in the treaty process. Approximately 30 of the 36 First Nations with traditional territories covering the Company's timber tenures were engaged in this treaty process.

Current Provincial Government policy requires that forest management and operating plans take into account and not infringe aboriginal rights and provide for consultation with aboriginal groups. This policy is reflected in the terms of the

Company's timber tenures which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if a court determines the forestry operation would interfere with aboriginal rights. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if the tenures affect lands claimed by them. In 2002, the Provincial Government updated its policy on consultation with aboriginal groups to create some certainty. However, it remains unclear how the policy will be implemented. The Company continues to believe that the fostering of mutually beneficial business relationships with First Nations will continue to facilitate these consultations and accommodation processes. The Company has continued to develop working relationships with many First Nations and has entered into timber harvesting, silviculture, planning and other capacity building arrangements.

The issues surrounding aboriginal title and rights are not likely to be resolved by the Provincial Government in the near future. The Company is committed to working with both the Provincial Government and First Nations to resolve the issues.

CAPITAL EXPENDITURES

The Company's capital expenditures in 2002 totalled $29.6 million, all of which was expended in the solid wood segment. Approximately $27.6 million of the solid wood capital expenditures was for logging roads, timber development and logging equipment.

The following table summarizes the capital expenditures of the Company's two business segments for each of the last five years:

                                                                             YEARS ENDED DECEMBER 31,
                                 FIVE YEARS            ------------------------------------------------------------------
                               ENDED DECEMBER             2002          2001          2000          1999          1998
                                  31, 2002
                               --------------          ----------    ----------    ----------    ----------    ----------
                                                                             (millions of dollars)
Solid wood segment                 $190.0                 $29.8         $42.9         $33.9         $33.3         $50.1
Pulp segment                         30.3                  (0.2)          0.7           8.4           1.9          19.5
                                 ----------            ----------    ----------    ----------    ----------    ----------
                                   $220.3                 $29.6         $43.6         $42.3         $35.2         $69.6
                                 ----------            ----------    ----------    ----------    ----------    ----------
                                 ----------            ----------    ----------    ----------    ----------    ----------

SOFTWOOD LUMBER DISPUTE

On March 22, 2002 and further adjusted on April 25, 2002, the USDOC issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from May 22, 2002, the effective date of the Final Order. The USDOC's final determination in the antidumping investigation resulted in Company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an all other rate of 8.43% for all other companies, including the Company. On May 16, 2002, the USITC published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, effective from the Final Order date, cash deposits are required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 were refunded. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels.

The Company has recorded approximately $22.3 million as a reduction of sales revenue for the period from May 22, 2002 to December 31, 2002 representing the combined final countervailing and antidumping duties of 27.22%. The Company had accrued approximately $6.6 million for the period from August 17, 2001 to December 15, 2001 representing the preliminary USDOC countervailing duty rate of 19.31%, and approximately $7.1 million for the period from November 6, 2001 to May 6, 2002, representing the preliminary USDOC antidumping duty rate of 12.58%. In April 2002, the Company reversed these accruals, totalling approximately $13.7 million to reflect the effective date of the Final Order. The reversal has been recorded as a credit to sales. Of the reversal in the second quarter, approximately $12.4 million related to fiscal 2001 sales and approximately $1.3 million to 2002 sales. Any further adjustments resulting from a change in the countervailing and antidumping duty rates will be made prospectively.

HUMAN RESOURCES

The Company has approximately 2,400 employees. The majority of the Company's hourly paid workers in its solid wood segment are represented by the Industrial, Wood & Allied Workers of Canada (the "IWA"). The Company is a member of

Forest Industrial Relations Limited, which represents forestry companies in the coastal region of the Province of British Columbia in their negotiations with the IWA. The three-year labour agreement will expire in June, 2003. Negotiations are now underway and will continue until a new agreement is reached.

The majority of the Company's hourly workers in the pulp segment are represented by either the Communications, Energy and Paperworkers Union of Canada or the Pulp, Paper and Woodworkers Union of Canada. In April 2003, the Company signed a five year collective agreement with the Pulp, Paper and Woodworkers Union of Canada. The Communications, Energy and Paperworkers Union of Canada collective agreements expired in April, 2003. Negotiations for a new collective agreement are continuing.

RESEARCH AND DEVELOPMENT

The Company has in-house laboratories and testing facilities for its pulp segment and also uses the services and technical expertise of independent laboratories. Research and development in the solid wood segment is conducted primarily by the Company's employees at the Company's Saanich Forestry Centre (the "Centre") on Vancouver Island and at its Port McNeill forest operations. The Centre is located north of Victoria, British Columbia and was founded in 1964.

The Centre has seed orchards, a seedling nursery with an annual capacity of approximately 3 million seedlings, and a laboratory that provides technical support to maintain seed and seedling quality. The Centre provides the Company with the ability to select and breed trees with superior growth and form that will improve the quality and quantity of timber produced overtime. The Centre's nine seed orchards occupy 15 hectares and produce Douglas fir, western hemlock, western red cedar and Sitka spruce seed with improved properties. Yellow cedar hedges are also maintained for the production of improved cutting material. The nursery supplies the Company's requirements for most species of seedlings. The Company spent approximately $500,000 on research and development in 2002.

                            SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table is a summary of selected financial information concerning the Company for each of the last five years:

                                                                           YEARS ENDED DECEMBER 31,
                                               ----------------------------------------------------------------------------------
                                                  2002              2001              2000              1999              1998
                                               ----------        ----------        ----------        ----------        ----------
                                                              (thousands of dollars except per share amounts)
OPERATING RESULTS
  Sales                                         $634,934          $769,977          $955,404          $873,636          $779,241
  Operating earnings (loss) before
    interest expense                             (62,557)         (347,107)           81,239            26,048            (7,082)
  Interest expense(3)                             97,754           173,362           142,834            42,589           144,419
  Operating loss                                (160,311)         (520,469)          (61,595)          (16,541)         (151,501)
  Other income (expense)                          (2,984)           14,399             3,787            (1,966)           (2,510)
  Net loss                                      (164,105)         (412,854)          (39,750)          (21,828)          (96,711)
FINANCIAL POSITION
  Working capital                                149,074           232,161           395,057           378,347           222,385
  Total assets                                   843,926           974,532         1,473,534         1,504,695         1,414,755
  Long-term debt                               1,061,725         1,071,954         1,050,400         1,024,743           884,257
SHAREHOLDERS' EQUITY
  Preferred shareholders                          64,076            64,076            64,076            64,076            64,076
  Equity shareholders(1)                        (479,597)         (304,940)          107,914           137,099           162,300
  Net loss per Equity Share(2)
    Basic                                          (3.97)            (9.82)            (1.04)            (0.61)            (2.37)
    Diluted                                        (3.97)            (9.82)            (1.04)            (0.61)            (2.37)
DIVIDENDS PER EQUITY
Share Cash                                            --                --                --                --                --

----------
(1)  Before accrued dividends on preferred shares.

(2) After giving retroactive effect to stock dividends and after provision for dividends on preferred shares.

(3) Including foreign exchange gains and losses on translation of long-term debt.

                                  DIVIDENDS

The payment of dividends on the Equity Shares is at the discretion of the Board and depends on the financial condition of the Company, the need to finance capital expenditures, financial covenants in credit agreements and other factors the Board may consider appropriate. The quarterly cash dividends on the Equity Shares were suspended in the third quarter of 1996 by the Board in order to preserve cash.

The following table shows the dividends paid per share by the Company in each of the last five years:

                                                                  YEARS ENDED DECEMBER 31,
                                           ----------------------------------------------------------
                                            2002         2001         2000         1999         1998
                                           ------       ------       ------       ------       ------
Class A Preferred Shares, Series 4           --           --           --           --          3.00
Class A Common Shares                        --           --           --           --           --
Non-Voting Shares                            --           --           --           --           --

The Company's Class A Preferred Shares, Series 4 are entitled to dividends in priority to the payment of dividends on the other classes of shares. As of May 12, 2003, 1,281,526 Class A Preferred Shares, Series 4 were outstanding and entitled to cumulative variable dividends. The dividend rate on the Class A Preferred Shares, Series 4 is 6% or $3.8 million per annum until January 31, 2004. Thereafter, the dividend rate will be the greater of: (i) 6%; and (ii) one-half of bank prime rate plus 1%. The Company has deferred dividend payments on the Class A Preferred Shares, Series 4 since December, 1998.

The Noteholder Agreements each contain covenants limiting certain Restricted Payments (as defined in the Noteholder Agreements), including the payment of dividends on Equity Shares (other than stock dividends). The Noteholder Agreements provide, among other things, that the Company will not make a Restricted Payment unless: (i) no default has occurred and is continuing; (ii) the Company meets the fixed charge coverage ratios in the Noteholder Agreements; and (iii) such Restricted Payment along with all other Restricted Payments is less than the aggregate amount of Restricted Payments permitted pursuant to a ratio as set forth in the Noteholder Agreements.

                             DIRECTORS AND OFFICERS

The names and municipalities of residence, offices held within the Company and principal occupations of the directors and officers of the Company are as follows:

NAME AND ADDRESS                         PRINCIPAL OCCUPATIONS IN THE LAST 5 YEARS                           DIRECTOR SINCE
----------------                         -----------------------------------------                           --------------
HARBANSE S. DOMAN                        Chairman of the Board of the Company; formerly President and        1955-99, 2000
Duncan, B.C.                             Chief Executive Officer of the Company(1)

JASPAUL H. DOMAN(2)                      President and Chief Executive Officer of the Company; formerly      1988
Cowichan Valley                          Manager, North American Lumber Sales of the Company(3)
Regional District, B.C.

JACOB BROUWER(4)(5)(6)(7)                Chairman of Brouwer Claims Canada & Co. Ltd.                        1985
West Vancouver, B.C.

IAN DANVERS(7)(8)                        President, Camelback Travel Centre                                  1964-1983, 2002
Maricopa County, Arizona,
U.S.A.

JOSEPH R. FRUMENTO(4)(5)(6)(7)           Consultant(9)                                                       1974
North Cowichan, B.C.

CHESTER A. JOHNSON(4)(5)(6)(7)           Corporate Director; formerly Chairman of the Board of the           1982-85, 1990
Garibaldi Highlands, B.C.                Vancouver International Airport Authority

STUART D.B. SMITH(2)(6)(7)               Businessman                                                         2002
Kamloops, B.C.

NAME AND ADDRESS                         PRINCIPAL OCCUPATIONS IN THE LAST 5 YEARS                           DIRECTOR SINCE
----------------                         -----------------------------------------                           --------------
ROGER STANYER(2)(5)                      Consultant; formerly Chairman and Chief Executive Officer of        2001
Duncan, B.C.                             Forest Renewal B.C.

PHILIP G. HOSIER                         Vice-President, Finance and Secretary of the Company; Chief         N/A
Vancouver, B.C.                          Financial Officer of WFPL

RAMESH V. MANIAR                         Treasurer of the Company                                            N/A
Vancouver, B.C.

----------
(1) H.S. Doman resigned as President and Chief Executive Officer of the Company and was appointed Chairman of the Board of the Company in February, 2001. He is subject to an enforcement order dated October 14, 1999 issued by the British Columbia Securities Commission ("BCSC") which, among other things, provides that certain exemptions under securities legislation are not available to him until October 25, 2009, prohibits him from acting as a director or officer of a reporting issuer other than the Company until October 25, 2009, and requires him to pay the BCSC certain fees and charges incurred by the BCSC relating to the hearing.

(2)  Member of the Industrial Relations Committee.

(3) J. H. Doman was appointed President and Chief Executive Officer in February, 2001.

(4)  Member of the Audit Committee.

(5)  Member of the Environmental, Risk and Public Policy Committee.

(6)  Member of the Governance and Compensation Committee.

(7) Member of the Special Committee of the Board constituted in connection with the restructuring of the Company.

(8) I. Danvers is the owner of a small travel agency, Camelback Travel Centre, which is currently subject to Chapter 11 proceedings in the U.S. due to a lawsuit.

(9) J. R. Frumento was President of the Company from October, 1999 until June, 2000.

As at May 12, 2003, 3,150 Class A Common Shares or less than 1% of the Class A Common Shares outstanding were beneficially owned, directly or indirectly, or control or direction was exercised over those shares, by the directors and senior officers of the Company as a group, excluding H.S. Doman. H.S. Doman, beneficially owned, directly or indirectly, 3,416,248 Class A Common Shares or approximately 71.5% of the Class A Common Shares outstanding as at May 12, 2003.

Each director is elected to hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with either the By-laws of the Company or the provisions of the relevant legislation. The Company does not have an executive committee of directors.

                             MARKET FOR SECURITIES

The Equity Shares are listed for trading on The Toronto Stock Exchange.

                                                                    STOCK
                                                                    SYMBOL
                                                                    ------
Class A Common Shares                                               DOM.A
Non-Voting Shares                                                   DOM.B

The Non-Voting Shares have "coat-tail" provisions attached to them as set out in the Articles of the Company. Under the "coat-tail" provisions, each Non-Voting Share will be deemed to be a Class A Common Share if an offer to purchase (an "Offer") is made to all or substantially all of the holders of Class A Common Shares. The deemed conversion will not occur, however, if, in general terms: (i) less than 50% of the outstanding Class A Common Shares are tendered in acceptance of the Offer; or (ii) H.S. Doman, his children, grandchildren and other descendants, and certain companies and trusts holding Class A Common Shares on their behalf, hold at least 20% of the outstanding Class A Common Shares, and H.S. Doman (or his estate) certifies that he will not accept the Offer. The deemed conversion will also not occur if, at the time of the Offer, an offer on the same terms and conditions is made to substantially all of the holders of the Non-Voting Shares. While these "coat-tail" provisions are designed to provide the holders of the Non-Voting Shares with the right to participate in an Offer subject to the foregoing exceptions, there may be circumstances in which effective control of the Company could be acquired by a third party without the "coat-tail" provisions becoming operative by their terms.

           MANAGEMENT'S DISCUSSION AND ANALYSIS AND FINANCIAL STATEMENTS

The Company's Management's Discussion and Analysis ("MD&A") and the audited comparative financial statements ("Financial Statements") of the Company for the year ended December 31, 2002 and contained in the Annual Statutory Report at pages 75 and 85, respectively, are incorporated herein by this reference. The MD&A and Financial Statements are available on SEDAR at www.sedar.com under the Company's name, Doman Industries Limited.

                INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains statements which constitute forward-looking statements within the meaning of the United States SECURITIES EXCHANGE ACT OF 1934. Those statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of the Company. Such statements may be indicated by words such as "estimate", "expect", "intend", "the Company believes", and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors, including general economic and business conditions, changes in government regulation, fluctuations in demand and supply for the Company's products, industry production levels, the ability of the Company to emerge from the CCAA proceedings and execute its business plan and misjudgments in the course of preparing forward-looking statements. The information contained in this Annual Information Form, including, without limitation, the information set forth under the heading "Business of the Company" and the information contained in "Management's Discussion and Analysis" included in the Annual Statutory Report identifies important factors that could cause such differences. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by such cautionary statements.

                            ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and a statement as to the interest of insiders in material transactions is contained in the management information circular for the Company's most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Consolidated Financial Statements for the financial year ended December 31, 2002.

The Company will provide to any person, upon request to the Secretary of the Company at 3rd Floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9:

(a) when securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

     (i) one copy of the Company's annual information form, together with one copy of any document, or the pertinent pages from any document, incorporated by reference in the annual information form;

     (ii) one copy of the comparative consolidated financial statements of the Company for its most recently completed financial year for which the financial statements have been filed, together with the accompanying report of the auditors and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

     (iii) one copy of the Company's information circular relating to its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular; and

     (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or short form prospectus other than those referred to in items (i) to (iii) above; or

(b)  at any other time, one copy of any of the documents referred to in (a)(i),
    (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the financial condition and results of operations of the Company for the years ended December 31, 2002 and 2001 should be read in conjunction with the Annual Information Form and the consolidated financial statements and related notes thereto included in the Company's Annual Statutory Report for each year, respectively. In the following discussion and analysis, "EBITDA" refers to operating earnings (losses) before interest, income and capital taxes, depreciation, amortization and other non-operating income and expenses. The Company has included information concerning EBITDA because the Company understands that it is used by certain investors as a measure of the Company's performance. EBITDA does not represent cash generated from operations as defined by generally accepted accounting principles and it is not necessarily indicative of cash available to fund cash needs. "EBIT" refers to operating earnings (losses) before interest, income and capital taxes and other non-operating income and expenses.

REORGANIZATION PROCEEDINGS

The Company is reorganizing its affairs under protection of the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada) ("CCAA"). On November 7, 2002, the Company and its subsidiaries were granted protection from their creditors pursuant to an order issued by the Supreme Court of British Columbia (the "Court") under the CCAA. Under the terms of the Court order the Company is required to file a plan of compromise or arrangement (the "Plan") with the Court setting out the terms of the restructuring. The Company submitted a draft Plan to the Court in March 2003. This draft Plan was not approved by the Court based upon objections to the form of the draft Plan raised by an ad hoc committee of the Company's secured noteholders. Further negotiations with representatives of certain unsecured noteholders are necessary before a revised draft Plan can be presented to the Court. In the circumstances, the Company does not expect to be in a position to file a revised draft Plan before June. The Company expects that the revised draft Plan will continue to involve a substantial exchange of the Company's debt to equity and a reorganization of the share capital of the Company. The ability of the Company to continue as a going concern will depend on its ability to emerge from CCAA.

SUMMARY OF OPERATING RESULTS

The following table sets forth selected operating results for the Company for each of the last two years:


                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                   -------------------------------------
                                                       2002                     2001
                                                   ------------             ------------
SALES VOLUMES
  --lumber, millions of board feet                       591                      674
  --logs, thousands of cubic metres                      782                    1,064
  --wood chips, thousands of units                       288                      271
  --pulp, thousands of ADMT                              262                      301

                                                          (MILLIONS OF DOLLARS)
SALES
  --lumber                                             $ 320.9                  $ 354.7
  --logs                                                 123.3                    156.5
  --by-products                                           19.5                     20.8
                                                   ------------             ------------
  Solid wood segment                                     463.7                    532.0
  Pulp segment                                           171.2                    238.0
                                                   ------------             ------------
  Consolidated                                         $ 634.9                  $ 770.0
                                                   ------------             ------------
                                                   ------------             ------------

EBITDA
  Solid wood segment                                   $  78.3                  $  36.7
  Pulp segment                                           (17.8)                   (19.2)
  General corporate                                       (7.1)                    (5.7)
                                                   ------------             ------------
  Consolidated                                         $  53.4                  $  11.8
                                                   ------------             ------------
                                                   ------------             ------------

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT
  Solid wood segment                                   $  38.3                  $  42.2
  Pulp segment                                            10.2                     25.0
                                                   ------------             ------------
  Consolidated                                         $  48.5                  $  67.2
                                                   ------------             ------------
                                                   ------------             ------------

EBIT
  Solid wood segment                                   $  40.1                  $  (5.5)
  Pulp segment                                           (28.0)                   (44.2)
  General corporate                                       (7.1)                    (5.7)
                                                   ------------             ------------
                                                           5.0                    (55.4)
  Write-down of assets & related costs                   (67.5)                  (291.7)
                                                   ------------             ------------
  Consolidated                                         $ (62.5)                 $(347.1)
                                                   ------------             ------------
                                                   ------------             ------------

CAPITAL EXPENDITURES
  Solid wood segment                                   $  29.8                   $ 42.9
  Pulp segment                                            (0.2)                     0.7
                                                   ------------             ------------
  Consolidated                                         $  29.6                   $ 43.6
                                                   ------------             ------------
                                                   ------------             ------------

QUARTERLY FINANCIAL INFORMATION

The following table is a summary of selected quarterly financial information concerning the Company for each of the last eight quarters to December 31, 2002:

                                                       2002                                           2001
                                    -------------------------------------------     --------------------------------------------
                                       DEC        SEPT       JUNE        MARCH         DEC       SEPT        JUNE         MARCH
                                    --------   --------    --------     --------    --------   --------    --------     --------
                                                          (THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
Sales                               $169,409   $175,558    $158,229     $131,738    $161,176   $174,116    $214,823     $219,862
Costs and expenses(1)                236,353    171,346     147,624      142,168     478,134    190,055     223,329      225,566
                                    --------   --------    --------     --------    --------   --------    --------     --------
Operating earnings (loss) before
  interest expense                   (66,944)     4,212      10,605      (10,430)   (316,958)   (15,939)     (8,506)      (5,704)
Interest expense (income)             20,943     75,909     (27,226)      28,128      38,302     70,802     (16,790)      81,048
                                    --------   --------    --------     --------    --------   --------    --------     --------

                                                       2002                                           2001
                                    -------------------------------------------     --------------------------------------------
                                       DEC        SEPT       JUNE        MARCH         DEC       SEPT        JUNE         MARCH
                                    --------   --------    --------     --------    --------   --------    --------     --------
                                                          (THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
Operating income (loss)              (87,887)   (71,697)     37,831      (38,558)   (355,260)   (86,741)      8,284      (86,752)
Other income (expense)                  (488)    (1,458)       (959)         (79)     (2,530)        88        (308)      17,149
                                    --------   --------    --------     --------    --------   --------    --------     --------
Income (loss) before income
  taxes                              (88,375)   (73,155)     36,872      (38,637)   (357,790)   (86,653)      7,976      (69,603)
Income tax expense (recovery)         (1,489)       656         891          752     (35,143)   (36,309)      2,700      (24,464)
                                    --------   --------    --------     --------    --------   --------    --------     --------
Net income (loss)                   $(86,886)  $(73,811)    $35,981     $(39,389)  $(322,647)  $(50,344)     $5,276     $(45,139)
                                    --------   --------    --------     --------    --------   --------    --------     --------
                                    --------   --------    --------     --------    --------   --------    --------     --------
Provision for preferred
  dividends                           $1,162     $1,150      $1,109       $1,078      $1,115     $1,148      $1,132       $1,119
                                    --------   --------    --------     --------    --------   --------    --------     --------
                                    --------   --------    --------     --------    --------   --------    --------     --------
Net loss per Equity Share:
  Basic                               $(2.07)    $(1.76)     $0.82        $(0.95)     $(7.62)    $(1.21)      $0.10       $(1.09)
                                    --------   --------    --------     --------    --------   --------    --------     --------
                                    --------   --------    --------     --------    --------   --------    --------     --------
  Fully diluted                       $(2.07)    $(1.76)     $0.82        $(0.95)     $(7.62)    $(1.21)      $0.10       $(1.09)
                                    --------   --------    --------     --------    --------   --------    --------     --------
                                    --------   --------    --------     --------    --------   --------    --------     --------

(1) Including amortization of property, plant and equipment and write-down of capital assets and restructuring costs.

GENERAL

The Company's business is the harvesting of timber and the manufacturing and sale of lumber and pulp for worldwide markets. Factors that have affected and will continue to affect operating results include the economic health of the U.S., Japan and Canada, which are the leading markets for the Company's lumber products, and of Asia and Europe, which are the leading markets for the Company's pulp products.

Demand for the Company's lumber products is significantly driven by the level of U.S. housing starts, and indirectly is a function of the health of the U.S. economy and mortgage borrowing rates. The supply of lumber to the U.S. is tied to the levels of lumber industry production, the ability or inability of certain producers to shift production between different lumber markets and, recently, the countervailing duties and anti-dumping rates imposed by the U.S. upon Canadian producers of softwood lumber exports to the U.S. The Company, as a result, is unable to maintain significant lumber shipments to the U.S. without incurring significant costs. In 1997 the Company acquired certain solid wood assets, including sawmills, from Pacific Forest Products Limited that targeted the Japanese market. As a result, the condition of the Japanese economy has significant impact on the demand for the Company's lumber products.

The pulp industry is highly competitive on a global basis and producers compete primarily on price. Over the long-term, demand for Northern Bleached Softwood Kraft ("NBSK") pulp is a function of economic growth generally, and paper and paperboard demand specifically. The supply of market pulp is a function of both industry production and the level of inventories that exist, and, over short periods of time, NBSK prices are subject to wide fluctuations depending on the balance between demand and supply. The expansion of hardwood pulp production in recent years and the implementation of new paper making technologies have made the partial substitution of hardwood pulp for NBSK pulp a feasible alternative for certain products. Due to its more limited supply, broader industrial uses and higher production costs, dissolving sulphite pulp prices have historically been both higher and more stable than NBSK pulp prices.

OVERVIEW

The Company's operations in 2002 continued to be negatively impacted by low lumber and pulp commodity prices. Although demand for lumber in the U.S., as reflected in the housing start statistics, was high, nevertheless production and supply levels from Canada increased in order to combat the effect of the softwood lumber duties and as a result prices remained depressed. Imports of lumber into the U.S. from non-traditional sources, also climbed as a result of the softwood lumber duties and currency differentials, and this too had a dampening effect on product pricing. NBSK pulp prices which had been weak at the start of 2002 remained that way throughout the year, except for a brief rally in the third quarter, and the monthly list price never reached U.S.$500 per air dried metric tonne ("ADMT").

Restructuring efforts were underway throughout 2002 and management of cash flow and working capital, especially inventory levels, resulted in frequent curtailment of operations.

The Company recorded a net loss of $164.1 million in 2002 compared to a net loss of $412.9 million in 2001. Earnings before interest, amortization and write down of assets was $53.4 million in 2002 compared to $11.9 in 2001. The 2002 results include a pre-tax write-down of assets and related costs of $67.5 million compared to $291.7 million in 2001.

GOING CONCERN

The consolidated financial statements for 2002 have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because of the CCAA reorganization proceedings and circumstances relating to this event, including the Company's current debt structure, recent losses and cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon, among other things, confirmation of a Plan, future profitable operations and the ability to generate sufficient cash from operations and financing arrangements to meet obligations.

There can be no assurance that the Company will successfully emerge from its reorganization proceedings. Approval of a Plan and the emergence from CCAA proceedings are subject to a number of conditions.

If a Plan is confirmed by the Court, the reorganized Company will be required to adopt fresh start accounting and report in accordance with Canadian GAAP. This accounting will require that assets and liabilities be recorded at their fair value at the date of emergence from the Company's CCAA proceedings. As a result, the reported amounts in the consolidated financial statements could materially change, because they do not give effect to the adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting.

As a result of the CCAA proceedings and the suspension of interest payments due on its long-term debt, the Company is in default of its long-term debt covenants under its secured and unsecured notes.

WRITE-DOWN OF ASSETS

At December 31, 2002, the Company reviewed the carrying value of its pulpmills, sawmills and logging assets and determined that based on current economic conditions and plans, the carrying values for the Port Alice pulpmill and certain sawmill assets were not likely recoverable from future cash flows from operations and, or sale. As a result, the Company has recorded a $58.7 million write-down of its Port Alice pulpmill assets including non-consumable supplies inventories and recorded a charge of $8.8 million to write down its sawmill assets and provide for restructuring costs.

Although recent studies indicate that the Port Alice pulpmill has the potential to achieve positive cash flows with manning reductions and capital upgrades, Canadian generally accepted accounting principles dictate that the net recoverable test should not consider these contingent events as there is no certainty they will be successfully implemented.

ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") in respect of Stock-based Compensation and Other Stock-based Payments. This new standard is mandatory for fiscal years beginning on or after January 1, 2002. Under this new standard, stock-based compensation awards that can be settled in cash or other assets should be valued at fair value at the grant date of the award and treated as compensation expense in the period in which the award is granted. The Company was already complying with all disclosures required by the new standards in its audited consolidated financial statements at December 31, 2001. There have been no stock-based compensation awards since that time.

Effective January 1, 2002, the Company adopted the new recommendations of the CICA relating to Goodwill and Other Intangible Assets. This new standard is mandatory for fiscal years beginning on or after January 1, 2002. Under this new standard, goodwill and intangible assets with indefinite lives are no longer amortized and are to be tested for impairment annually by comparing the book value with the fair value of the goodwill or intangible assets. Any deficiency in the book value compared to the fair value is to be recognized as an impairment loss. Intangible assets with a definite life are amortized to their estimated residual values over their estimated useful lives.

As a result of the new standard, the Company has written off the balance of goodwill at December 31, 2001 of $10,552,000 by a charge to opening January 1, 2002 retained earnings.

U.S. SOFTWOOD LUMBER DUTIES

On March 22, 2002 and further adjusted on April 25, 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from May 22, 2002, the effective date of the Final Order. The USDOC's final determination in the antidumping investigation resulted in Company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an all other rate of 8.43% for all other companies, including the Company. On May 16, 2002, the U.S. International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, effective from the Final Order date, cash deposits are required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 were refunded. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels.

The Company has recorded approximately $22.3 million as a reduction of sales revenue for the period from May 22, 2002 to December 31, 2002 representing the combined final countervailing and antidumping duties of 27.22%. The Company had accrued approximately $6.6 million for the period from August 17, 2001 to December 15, 2001 representing the preliminary USDOC countervailing duty rate of 19.31%, and approximately $7.1 million for the period from November 6, 2001 to May 6, 2002, representing the preliminary USDOC antidumping duty rate of 12.58%. In April 2002, the Company reversed these accruals, totalling approximately $13.7 million to reflect the effective date of the Final Order. The reversal has been recorded as a credit to sales. Of the reversal in the second quarter, approximately $12.4 million related to fiscal 2001 sales and approximately $1.3 million to 2002 sales. Any further adjustments resulting from a change in the countervailing and antidumping duty rates will be made prospectively.

RESULTS OF OPERATIONS - 2002 VERSUS 2001

In 2002, the Company's sales decreased by approximately 18% to $634.9 million from $770.0 million in 2001 as a result of a reduction in sales in both the solid wood and pulp segments.

Sales for the solid wood segment decreased by approximately 13% to $463.7 million in 2002 from $532.0 million in 2001, primarily as a result of a decrease in lumber sales of approximately 9% to $320.9 million in 2002 from $354.7 million in 2001 and a decrease in log sales of approximately 21% to $123.3 million in 2002 from $156.5 million in 2001. Despite strong housing statistics, lumber sales into the U.S. were impacted by an oversupply situation. In addition, the Japanese market continued to remain weak in 2002 reflecting on-going economic problems in that country.

Sales for the pulp segment decreased to $171.2 million in 2002 from $238.0 million in 2001 as a result of lower sales of dissolving pulp where prices for commodity grades, in particular, remained weak. Sales of NBSK pulp were consistent between the two years with a higher sales volume in 2002 but a lower average price.

Cost of goods sold in 2002 decreased to $562.4 million from $738.2 million in 2001 primarily as a result of decreased sales. Cost of goods sold in the solid wood segment decreased to $376.6 million in 2002 from $486.0 in 2001 reflecting the lower sales volumes of both lumber and logs. In the pulp segment, cost of goods sold in 2002 decreased to $185.8 million from $252.2 million in 2001 as a result of lower sales volumes.

Amortization of property, plant and equipment decreased to $48.5 million in 2002 from $67.2 million in 2001. Of this $18.7 million reduction, $14.8 million is attributable to the pulpmill segment where amortization rates were lower in 2002, as a result of the pulpmill asset write-downs taken in 2001, as well as lower total production in 2002. The balance of the $3.9 million decrease in amortization reflects lower amortization of logging roads as a higher percentage of logging in 2002 was in the lower cost northern Vancouver Island region.

Interest expense decreased to $97.8 million in 2002 from $173.4 million in 2001 primarily as a result of including in earnings the full amount of unrealized foreign exchange gains and losses on translating long-term debt at current exchange rates. The year end exchange rates for the $U.S. at December 31, 2002, 2001 and 2000 were 1.5776, 1.5928 and 1.4995 respectively. The cash component of interest expense was $102.7 million in 2002 compared to $101.0 million in 2001. As a result of the CCAA Court order, interest payments were stayed after November 7, 2002 but continued to be accrued.

Other income decreased to $4.3 million in 2002 from $14.4 million in 2001. The 2002 figure comprises primarily a $5.5 million gain on sale of surplus properties whereas the 2001 figure includes an $18.3 million gain on the buy-back of senior notes.

Expenses in 2002 include financial restructuring charges of $7.3 million. These costs include investment banking and legal fees, fees paid to the monitor appointed by the Court under the CCAA proceedings as well as a non-cash charge associated with writing off deferred finance costs.

The income tax expense of $0.8 million in 2002 relates to large corporation tax. In 2001 an income tax recovery of $93.2 million was shown in the financial statements reflecting the net recovery after applying a valuation allowance that is more fully described in the notes to the audited consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, the unused portion of its credit facility, cash flow generated from operations and working capital. At December 31, 2002 the Company had cash on hand of $22.6 million compared to $46.3 at the end of December 2001. The Company also had available to it the unused portion of its credit facility amounting to $36.6 million at December 31, 2002.

Working capital used in operations was $66.9 million in 2002, compared to $104.3 million in 2001. After the change in non-cash working capital items, funds used in operating activities totalled $28.0 million in 2002 compared to funds provided by operations of $30.5 million in 2001.

Financing activities, which in 2002 represented primarily the drawdown of the Company's operating credit facility, provided cash of $19.4 million. In 2001 financing activities, representing primarily the buy-back of senior notes, used cash of $24.1 million.

Investing activities used cash of $15.0 million in 2002, compared to $33.2 million in 2001. Capital expenditures on property, plant and equipment aggregated $29.6 million in 2002 compared to $43.6 million in 2001. Approximately, $28.1 million of the capital expenditures in 2002 was for the construction of logging roads, timber development and logging equipment. Proceeds from the sale of non-core surplus assets was $14.3 million in 2002 compared to $11.0 million in 2001.

CYCLICAL NATURE OF BUSINESS: COMPETITIVE POSITION

The Company competes at both a domestic and international level with a large number of forest products firms, ranging from very large integrated firms to smaller specialty firms. Many of these competitors have substantially greater financial and operating resources than the Company. The Company also competes indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. The markets for pulp and lumber are highly competitive and sensitive to cyclical changes in industry capacity and the economy, both domestically and international. Changes in the level of competition, industry capacity and the global economy have a significant impact on the Company's selling prices and overall profitability. The Company's competitive position is influenced by the availability, quality and cost of fibre, energy and labour, and its plant efficiencies and productivity in relation to its competitors.

PRODUCT PRICING

The following table illustrates the effect of changes in selling prices for pulp and lumber on the Company's net earnings, based on 2002 and 2001 sales, respectively:

                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                            ----------------------------
                                                               2002              2001
                                                            ----------        ----------
                                                                (THOUSANDS OF DOLLARS
                                                               EXCEPT PER SHARE AMOUNTS)
Pulp - $50 per ADMT change
  EBITDA                                                    $   13,082        $   15,048
  Net earnings                                              $    8,422        $    9,237
  Per share                                                       0.20              0.22

Lumber - $10 per thousand board feet change
  EBITDA                                                    $    5,909        $    6,735
  Net earnings                                              $    3,804        $    4,134
  Per share                                                       0.09              0.09

FOREIGN CURRENCIES

Since a significant amount of the Company's sales are conducted in international markets, its financial results are subject to foreign currency rate fluctuations. In particular, all of the Company's pulp sales are made in U.S. dollars, as are its lumber sales to the U.S. As a result, a significant amount of the Company's sales revenue is denominated in U.S. dollars, while a large proportion of its costs are in Canadian dollars. U.S. dollar based sales, expressed in Canadian dollars, were $490.7 million in 2002 and $563.9 million in 2001 representing 77% and 73% of total sales, respectively. The value of the Canadian dollar per U.S. $1.00 in 2002 and 2001 averaged 1.5700 and 1.5436, respectively.

The following table illustrates the effect of changes in currency exchange rates on the Company's net earnings, based on 2002 and 2001 sales, respectively:

                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                            ----------------------------
                                                               2002              2001
                                                            ----------        ----------
                                                                (THOUSANDS OF DOLLARS
                                                               EXCEPT PER SHARE AMOUNTS)
1% change in the U.S. dollar
  EBITDA                                                    $    4,907        $    5,639
  Net earnings                                              $    3,159        $    3,630
  Per share                                                       0.07              0.08

All of the Company's long-term debt of U.S.$673 million at December 31, 2002, is denominated in U.S. dollars. The year end exchange rate was
1.5776. A 1% change in the U.S. dollar has an effect of $10.6 million on the Company's debt when translated into Canadian dollars.

The Company has in the past used forward foreign currency contracts to manage foreign currency exposure, as well as for speculative purposes. Currently, the Company does not have any forward foreign currency contracts outstanding.

OTHER MATTERS

The Company's principal products are sold in international markets. As a result, economic conditions in the U.S., Japan and Europe, the strength of the housing markets in the U.S. and Japan and the strength of world markets for NBSK pulp can all have a significant effect on the operations and results of the Company.

Other factors which may affect the Company's operations and results are common to forestry companies in North America and particularly those in British Columbia, and are discussed below.

EXPORTS OF CANADIAN LUMBER TO THE U.S.

Because the Company sells over 60% of its lumber into the U.S. market and because its sales include high value cedar and other non-commodity grade lumber, the impact of countervailing and antidumping duties described above is immense.

The Company and other Canadian forest product companies, the Federal Government and Canadian Provincial Governments ("Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. Notwithstanding the duty rates established by USITC and USDOC, the final amount of countervailing and/or antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels.

TIMBER HARVESTING AND FIBRE SUPPLY

The Provincial Government met its announced goal of protecting, through the establishment of parks, 12% of the land area of British Columbia from development by the end of 2000. However, meeting this protection goal did not end land use planning processes that have continued through 2002. While tenures contributing some 60% of the Company's AAC have been dealt with under the regional Vancouver Island Summary Land Use Plan, the balance remain subject to other sub-regional land use processes. Four Land and Resource Management Plans ("LRMP's"), namely Central Coast, North Coast, Queen Charlotte Island/Haida Gwaii and Sea-to-Sky, which cover most of the Company's remaining AAC, are scheduled for completion in 2003 and 2004.

Through 2002 the Company remained engaged with the Central Coast LRMP through the Coast Forest Conservation Initiative (a strategic forum of the five licensees operating in the area) and the Joint Solutions Project. The latter subprocess has provided a mediated forum for communication and understanding between licencees, contractors and various environmental non-government organizations ("ENGO's") with interests in the Central Coast. A government extension of the LRMP timeline resulted in the provincial Chief Forester making a temporary AAC reduction of approximately 235,000 m3 to two of the three Company tenures in the planning area.

The Provincial Government brought the FOREST PRACTICES CODE OF BRITISH COLUMBIA ACT (the "Code") into force in 1995 and it became fully effective in mid-1997. The Code has had a significant impact on harvesting practices and has increased the timber harvesting and silviculture costs of all companies in the forest industry in British Columbia. As a result of problems with, and higher than anticipated costs from, implementing the Code, the Provincial Government announced a major re-write of the Code following public and industry consultation. In December 2002, two new Bills were introduced. Bill 75-2002, the FOREST STATUTES AMENDMENT ACT (No.2), made transitional changes to the existing Code and FOREST ACT. Bill 74 introduced the new results-based FOREST AND RANGE PRACTICES ACT. Bill 44-2003 the FORESTS STATUTES AMENDMENTS ACT (No. 2), 2003 further amends the Code and the FOREST AND RANGE PRACTICES ACT. Bill 75 is in effect; the FOREST AND RANGE PRACTICES ACT is not yet effective.

It is not possible to gauge the impacts of these legislative changes until the accompanying regulations are published. The Provincial Government has indicated that the new regulations will focus on outcomes rather than mandated processes.

BRITISH COLUMBIA'S NEW FORESTRY LEGISLATION

In March and again in May, 2003, the Government of British Columbia introduced legislation to effect the most significant reforms in the Province's forest industry in over 40 years. The reforms address the following areas, among others
(1) market pricing - for stumpage purposes (2) appurtenancy - the removal of the requirement to link fibre supply under harvesting licenses to specified conversion facilities (3) auction-based pricing system - the awarding of timber-sale licenses using a competitive auction-based pricing system (4) cut control - the requirement for minimum cut volumes during control periods (5) industry rationalization - through transfers of forest tenures, mergers and changes of control of licencees.

The most controversial aspect of the new legislation involves the Provincial Government taking back 20% of the AAC contributed by public lands from all licencees, including the Company, having crown cutting rights in excess of 200,000 m3 per year. About half of this AAC will then be redistributed for woodlots, community forests and First Nations. The other half will be sold at auction, as one of the primary stated objectives of this take-back is to increase the volume of wood available for auction sales in order to replace the current stumpage system with a market based timber pricing system. Compensation is to be paid for the tenure reductions, based on the value of the harvesting rights and improvements. However, the basis of valuation is to be set by regulation. The legislation provides for a period of up to three years for the tenure reductions to be negotiated and in the meantime harvesting is to continue as normal. Considerable uncertainty and concern exists as to the amount of compensation payable for the tenure take-back, the operational logistics associated with it and the impact on stumpage rates of the new auction based stumpage system.

FORESTRY CAMPAIGNS

Forestry campaigns directed by ENGO's were muted during 2002, due in part to the Central Coast engagement process that has focused all parties on a resolution of land use issues in that area. The fact that this engagement has also resulted in a significant short-term curtailment of harvesting on the Company's tenures within the planning area, has also contributed to the general quiet.

ENVIRONMENT

The various operations of the Company are subject to a wide variety of environmental legislation and regulations. With the exception of particulate emissions under some circumstances at the Squamish kraft mill (where continuing investigations are underway), the Company believes that it generally complies with the various environmental laws.

With respect to the pulp and paper industry, both the federal government and Provincial Government generally acknowledge that effluent discharges are acceptable and that further work in this area is not necessary. However the governments are now focussing their attention on air issues. The federal government is identifying "Criteria Air Contaminants" for which limits will be established. Included in the criteria air contaminants are, sulphur dioxide and particulate matter less than 10 microns and less than 2.5 microns. In addition, the federal government's primary initiative with respect to air quality improvement is greenhouse gas reduction (Kyoto Protocol). The Company cannot assess the costs of complying with these requirements at this time.

FIRST NATIONS LAND CLAIMS

First Nations in British Columbia have made claims of ownership or interests in substantial portions of land in the Province and are seeking compensation from the government with respect to these claims. To address these claims, the governments of Canada and British Columbia instituted a tripartite negotiation process under the administration of a treaty commission. A British Columbia Treaty Commission was established to oversee the treaty negotiation process. Any settlements that may result from the tripartite negotiation process may involve a combination of cash and resources and grants of conditional rights to gather food on public lands and some rights of self-government. The effect of any treaties on timber tenure rights, including timber tenures of the Company, cannot be estimated at this time.

In December, 1997, the Supreme Court of Canada held that the aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors. The Court's decision did not apply to any particular lands and was stated in general terms. The Court held that aboriginal rights and title are not absolute and may be infringed upon by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test and being consistent with the honour of the Crown. It is not possible to determine how the general principles enunciated by the Court will be applied until subsequent decisions provide clarification. In addition, the effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been determined. The Company expects that consultations with First Nations and the process of obtaining operating authorizations from the government may be affected by the uncertainties created by the decision of the Supreme Court of Canada and resulting increased demands from First Nations. However, the Company believes that the fostering of mutually beneficial business relationships with First Nations will facilitate these consultations and processes.

FORWARD LOOKING STATEMENTS

THE FOREGOING CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THOSE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS DOCUMENT AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY, ITS DIRECTORS OR ITS OFFICERS PRIMARILY WITH RESPECT TO MARKET AND GENERAL ECONOMIC CONDITIONS, FUTURE COSTS, EXPENDITURES, AVAILABLE HARVEST LEVELS AND FUTURE OPERATING PERFORMANCE OF THE COMPANY. SUCH STATEMENTS MAY BE INDICATED BY WORDS SUCH AS "ESTIMATE", "EXPECT", "INTEND", "THE COMPANY BELIEVES", AND SIMILAR WORDS AND PHRASES. READERS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND MAY INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING GENERAL ECONOMIC AND BUSINESS CONDITIONS, CHANGES IN GOVERNMENT REGULATION, FLUCTUATIONS IN DEMAND AND SUPPLY FOR THE COMPANY'S PRODUCTS, INDUSTRY PRODUCTION LEVELS, THE ABILITY OF THE COMPANY TO EMERGE FROM THE CCAA PROCEEDINGS AND EXECUTE ITS BUSINESS PLAN AND MISJUDGMENTS IN THE COURSE OF PREPARING FORWARD-LOOKING STATEMENTS. THE INFORMATION CONTAINED IN THE ANNUAL INFORMATION FORM, INCLUDED IN THE ANNUAL STATUTORY REPORT, IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON BEHALF OF THE COMPANY ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY SUCH CAUTIONARY STATEMENTS.

                           Consolidated Financial Statements of


                           DOMAN  INDUSTRIES  LIMITED


                           Years ended December 31, 2002 and 2001

MANAGEMENT'S REPORT

The management of Doman Industries Limited is responsible for the preparation of all information included in the Company's Annual Statutory Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on management's informed judgements and estimates. A reconciliation with United States generally accepted accounting principles is also included therein. Financial information included elsewhere in the Company's Annual Statutory Report is consistent with the consolidated financial statements.

To assist management in fulfilling its responsibilities, a system of internal accounting and administrative controls has been established to provide reasonable assurance that the consolidated financial statements are relevant and reliable, and that assets are safeguarded. The concept of reasonable assurance is based on the recognition that the cost of a system of internal controls must not exceed the related benefits. Management believes that the system of internal controls has operated effectively during the year ended December 31, 2002.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal controls. The Audit Committee of the Board is responsible for reviewing the annual consolidated financial statements and recommending them to the Board for approval, making recommendations with respect to the appointment and remuneration of the Company's external auditors and reviewing the scope of the annual audit.

The consolidated financial statements for the years ended December 31, 2002 and 2001 have been audited by KPMG LLP, Chartered Accountants, whose report follows.



"J.H. DOMAN"                              "P.G. HOSIER"

J.H. Doman                                P.G. Hosier
President                                 Vice President, Finance

Vancouver, Canada

February 7, 2003

[LOGO]

        KPMG LLP                                       Telephone (604) 691-3000
        CHARTERED ACCOUNTANTS                          Telefax   (604) 691-3031
        Box 10426, 777 Dunsmuir Street                 www.kpmg.ca
        Vancouver BC V7Y 1K3
        Canada


AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Doman Industries Limited as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2002, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


KPMG LLP (SIGNED)

Chartered Accountants


Vancouver, Canada

February 7, 2003



COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements, and when there is change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 2(k)(ii). Our report to the shareholders dated February 7, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions or to such change in accounting principles in the auditor's report when these are adequately disclosed in the financial statements.


KPMG LLP (SIGNED)

Chartered Accountants


Vancouver, Canada

February 7, 2003

[LOGO] KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

DOMAN INDUSTRIES LIMITED
Consolidated Balance Sheets
(Expressed in thousands of dollars)

December 31, 2002 and 2001

------------------------------------------------------------------------------------------------------
                                                                              2002                2001
------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
    Cash                                                               $    22,599         $    46,276
    Accounts receivable                                                     86,038              68,432
    Inventories (note 3)                                                   199,989             227,264
    Prepaid expenses                                                        10,363               9,101
    --------------------------------------------------------------------------------------------------
                                                                           318,989             351,073

Investments (note 4)                                                         9,784               8,489

Property, plant and equipment (note 5)                                     485,091             566,328

Goodwill (notes 2(k) and 5)                                                      -              10,553

Other assets (note 6)                                                       30,062              38,089
------------------------------------------------------------------------------------------------------
                                                                       $   843,926         $   974,532
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities:
    Bank indebtedness (note 7)                                         $    21,819         $     1,309
    Accounts payable and accrued liabilities                               102,730             117,603
    Accounts payable subject to compromise (note 8)                         45,366                   -
    --------------------------------------------------------------------------------------------------
                                                                           169,915             118,912

Long-term debt subject to compromise (note 9)                              809,309                   -

Long-term debt (note 9)                                                    252,416           1,071,954

Other liabilities                                                           27,807              24,530
------------------------------------------------------------------------------------------------------
                                                                         1,259,447           1,215,396

Shareholders' deficiency:
    Share capital (note 10(a)):
        Preferred shares                                                    64,076              64,076
        Common and non-voting shares                                       242,942             242,942
    Deficit                                                               (722,539)           (547,882)
    --------------------------------------------------------------------------------------------------
                                                                          (415,521)           (240,864)
------------------------------------------------------------------------------------------------------
                                                                       $   843,926         $   974,532
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

Going concern (note 1)
Commitment and contingencies (note 14)


See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:


"J.H. DOMAN"                               "CHESTER JOHNSON"
-------------------------------------      -------------------------------------
J.H. Doman, Director                       Chester Johnson, Director

DOMAN INDUSTRIES LIMITED
Consolidated Statements of Operations
(Expressed in thousands of dollars, except for share and per share amounts)

Years ended December 31, 2002 and 2001

------------------------------------------------------------------------------------------------------
                                                                              2002                2001
------------------------------------------------------------------------------------------------------
Sales (notes 2(h) and 14(b))                                           $   634,934         $   769,977

Costs and expenses:
    Cost of goods sold                                                     562,520             738,281
    Selling and administration                                              19,036              19,831
    Amortization of property, plant and equipment (note 17(a))              48,481              67,235
    Write-down of property, plant and equipment and
      operating restructg costs (notes 5 and 12)                            67,454             291,737
    --------------------------------------------------------------------------------------------------
                                                                           697,491           1,117,084
------------------------------------------------------------------------------------------------------

Operating loss                                                             (62,557)           (347,107)

Interest expense (note 17(b))                                              (97,754)           (173,362)
Other income (note 17(c))                                                    4,275              14,399
Financial restructuring costs (note 13)                                     (7,259)                  -
------------------------------------------------------------------------------------------------------

Loss before income taxes                                                  (163,295)           (506,070)

Income tax expense (recovery) (note 11)                                        810             (93,216)
------------------------------------------------------------------------------------------------------

Net loss                                                                  (164,105)           (412,854)

Provision for dividends on preferred shares                                  4,499               4,514
------------------------------------------------------------------------------------------------------

Net loss attributable to common and non-voting shares                  $  (168,604)        $  (417,368)
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

Loss per share:
    Basic                                                              $     (3.97)        $     (9.82)
    Diluted (note 17(j))                                                     (3.97)              (9.82)

Weighted average number of common and non-voting
  shares outstanding (thousands of shares)                                  42,481              42,481
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

DOMAN INDUSTRIES LIMITED
Consolidated Statements of Deficit
(Expressed in thousands of dollars)

Years ended December 31, 2002 and 2001

------------------------------------------------------------------------------------------------------
                                                                              2002                2001
------------------------------------------------------------------------------------------------------
Deficit, beginning of year:
    As previously reported                                             $  (547,882)        $  (135,028)
    Cumulative effect of adoption of new accounting
      standard (note 2(k))                                                 (10,552)                  -
    --------------------------------------------------------------------------------------------------
    As restated                                                           (558,434)           (135,028)

Net loss                                                                  (164,105)           (412,854)
------------------------------------------------------------------------------------------------------

Deficit, end of year                                                   $  (722,539)        $  (547,882)
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

DOMAN INDUSTRIES LIMITED
Consolidated Statements of Cash Flows
(Expressed in thousands of dollars)

Years ended December 31, 2002 and 2001

------------------------------------------------------------------------------------------------------
                                                                              2002                2001
------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
    Net loss                                                           $  (164,105)        $  (412,854)
    Items not involving cash:
        Write-down of property, plant and equipment (notes 5 and 12)        53,288             276,158
        Amortization of property, plant and equipment                       48,481              67,235
        Amortization and write-down of deferred charges                      9,069               5,846
        Foreign currency translation loss (gain)                           (10,228)             66,561
        Future income taxes                                                      -             (95,775)
        Gain on property, plant and equipment disposals                     (5,527)             (5,180)
        Gain on senior notes buy-back                                            -             (18,294)
        Loss on disposal of investments                                          -               5,760
        Long-term restructuring costs                                            -               4,789
        Other                                                                2,076               1,404
    --------------------------------------------------------------------------------------------------
                                                                           (66,946)           (104,350)
    Net change in non-cash working capital items (note 17(d))               38,900             134,868
    --------------------------------------------------------------------------------------------------
                                                                           (28,046)             30,518

Investments:
    Additions to property, plant and equipment                             (29,612)            (43,621)
    Disposals of property, plant and equipment                              14,274              11,048
    Other                                                                      298                (582)
    --------------------------------------------------------------------------------------------------
                                                                           (15,040)            (33,155)

Financing:
    Bank indebtedness                                                       20,510               1,309
    Senior Notes buy-back                                                        -             (23,431)
    Finance costs                                                           (1,101)             (1,960)
    --------------------------------------------------------------------------------------------------
                                                                            19,409             (24,082)
------------------------------------------------------------------------------------------------------

Decrease in cash                                                           (23,677)            (26,719)

Cash, beginning of year                                                     46,276              72,995
------------------------------------------------------------------------------------------------------

Cash, end of year                                                      $    22,599         $    46,276
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

Supplementary information (note 17(e))


See accompanying notes to consolidated financial statements.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

 1.  GOING CONCERN:

     On November 7, 2002 the Company was granted protection from its creditors under the Companies Creditors Arrangement Act ("CCAA"), pursuant to an Order ("Court Order") issued by the Supreme Court of British Columbia (the "Court"). Under terms of the Court Order, the Company is required to present to the Court a Plan of Arrangement and Compromise (the "Plan") setting out the terms of the restructuring of its debt and other obligations. The effect of the Court Order is to stay the Company's current obligations to creditors until the plan can be approved and implemented.

     Highlights of the Company's proposed Plan are as follows:

     (a) In exchange for their 8-3/4% and 9-1/4% Senior Unsecured Notes with an aggregate face value of US$513,000,000 plus accrued interest, Noteholders will receive a pro rata share of new 12% Junior Secured Notes totalling US$112,860,000 and new common shares representing 85% of the common equity of the restructured Company.

     (b) The remaining 15% of the new common shares will be divided between the holders of the Company's (I) Class A Preferred shares and (II) the class A common and the Class B non-voting shares. There will be only one class of common shares in the restructured Company and each will be entitled to one vote.

     (c) Holders of the Company's 12% Senior Secured Notes due 2004 with face value of US$160 million and the Company's $65 million secured working capital facility provided by CIT Business Credit Canada Inc. ("CIT"), will not be compromised.

     (d) The Company will authorize the issuance of a maximum US$100 million of 8% convertible secured debentures due 2007 of which up to US$65 million will be exercisable by way of a rights offering to shareholders of the restructured Company. The Tricap Restructuring Fund has provided a standby commitment of US$32.5 million under the rights offering thereby guaranteeing a minimum amount of new liquidity for the restructured Company.

     (e) All employees and creditors with claims under $10,000 are being paid in the normal course, and creditors with larger claims can expect to be paid in full as part of the plan process subject to a $23.5 million cap.

     (f) A new board of directors will be appointed that is anticipated to initially consist of eight persons of whom six will be nominees of the Senior Unsecured Noteholders, one will be a nominee of the present shareholders and one will be the Chief Executive Officer of the Company.

     There can be no assurance that the Company will successfully emerge from its reorganization proceedings. Approval of the Plan and emergence from reorganization proceeding are subject to a number of conditions.

     As a result of the CCAA proceedings and the suspension of interest payments due on its long-term debt, the Company is in default of its long-term debt covenants under its secured and unsecured notes.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

 1.  GOING CONCERN (CONTINUED):

     Basis of presentation:

     The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because of the CCAA reorganization proceedings and circumstances relating to this event, including the Company's current debt structure, recent losses and cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

     The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon, among other things, confirmation of a plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and financing arrangements to meet obligations.

     If the Plan is confirmed by the Court the reorganized Company will be required to adopt fresh start accounting and report in accordance with Canadian GAAP. This accounting will require that assets and liabilities be recorded at their fair value at the date of emergence from the Company's reorganization proceedings. As a result, the reported amounts in the consolidated financial statements could materially change, because they do not give effect to the adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting.

 2.  SIGNIFICANT ACCOUNTING POLICIES:

     These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Information regarding United States generally accepted accounting principles ("US GAAP") as it affects the Company's consolidated financial statements is presented in note 18.

     The significant policies are summarized below.

     (a)  Basis of consolidation:

          These consolidated financial statements include the accounts of Doman Industries Limited and all of its subsidiaries (see note 17(i)) (individually and collectively referred to as the "Company").

     (b)  Inventories:

          Inventories, other than supplies which are valued at cost, are valued at the lower of average cost and net realizable value.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

 2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (c)  Investments:

          Investments in companies over which the Company has the ability to exercise significant influence are accounted for using the equity method whereby the Company's proportionate share of earnings and losses is included in earnings. Dividends received are credited to the investment accounts.

          Other investments are accounted for using the cost method whereby income is included in earnings when received or receivable.

     (d)  Property, plant and equipment:

          Property, plant and equipment, including those under capital leases, are initially recorded at cost, including capitalized interest and start-up costs incurred for major projects during the period of construction. Amortization of the pulp mills is provided on a unit-of-production basis over twenty-five years except for (I) the modernized portion of the Squamish pulp mill which is over forty years and (II) other major replacements and renewals which are over twelve years. Amortization of the solid wood facilities and equipment is provided for the period these facilities are in operation on a straight-line basis over fifteen to twenty years for buildings and major plant and equipment and over five to ten years for mobile and office equipment. These rates reflect the estimated useful lives of the assets. Amortization of timberlands and logging roads is computed on the basis of the volume of timber cut.

          The Company conducts reviews for the impairment of property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. During 2002 and 2001, the Company recorded an impairment loss (note 5).

     (e)  Deferred financing costs:

          These costs are amortized on a straight-line basis over the term of the related debt. The amount of the amortization is included in interest on long-term debt.

     (f)  Foreign currency translation:

          Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the year-end exchange rate. All exchange gains and losses are included directly in earnings. Exchange gains and losses included in earnings that relate to long-term debt are considered to be an integral part of financing costs and accordingly, are included in interest expense.

     (g)  Reforestation obligation:

          Timber is harvested under various licences issued by the Province of British Columbia. The future estimated reforestation obligation is accrued on the basis of the volume of timber cut. The non-current and current portion of this obligation are included in other liabilities and accounts payable and accrued liabilities, respectively.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

 2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (h)  Revenue recognition:

          Sales are recognized at the time products are shipped to external customers. Sales are recorded net of countervailing and anti-dumping duties.

     (i)  Income taxes:

          The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the assets will not be realized.

     (j)  Employee future benefits:

          The Company recognizes the cost of retirement benefits and certain other post-employment benefits over the periods in which the employees render services to the entity in return for the benefits and with respect to pensions, requires the use of a discount rate, that is set with reference to market interest rates on high-quality debt instruments, to measure the accrued pension benefit obligation.

     (k)  Adoption of new accounting standards:

          (i)  Stock-based compensation:

               Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") in respect of STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS. This new standard is mandatory for fiscal years beginning on or after January 1, 2002. Under this new standard, stock-based compensation awards that can be settled in cash or other assets should be valued at fair value at the grant date of the award treated as compensation expense in the period in which the award is granted. The Company was already complying with all disclosures required by the new standards in its audited consolidated financial statements at December 31, 2001. There have been no stock-based compensation awards since that time.

         (ii)  Goodwill and other intangible assets:

               Effective January 1, 2002, the Company adopted the new recommendations of the CICA relating to Goodwill and Other Intangible Assets. This new standard is mandatory for fiscal years beginning on or after January 1, 2002. Under this new standard, goodwill and intangible assets with indefinite lives are no longer amortized and are to be tested for impairment annually by comparing the book value with the fair value of the goodwill or intangible assets. Any deficiency in the book value compared to the fair value is to be recognized as an impairment loss. Intangible assets with a definite life are amortized to their estimated residual values over their estimated useful lives.

               As a result of the new standard, the Company has written off the balance of goodwill at December 31, 2001 of $10,552,000 by a charge to opening January 1, 2002 retained earnings.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

 2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (l)  Comparative figures:

          Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

 3.  INVENTORIES:

     ---------------------------------------------------------------------------------------
                                                                   2002                 2001
     ---------------------------------------------------------------------------------------
     Raw materials                                        $       1,916        $       3,129
     Logs                                                        76,695               58,760
     Finished pulp                                               21,868               26,326
     Lumber                                                      70,919               98,823
     Supplies and other                                          28,591               40,226
     ---------------------------------------------------------------------------------------
                                                          $     199,989        $     227,264
     ---------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------

 4.  INVESTMENTS:

     Included in investments at December 31, 2002 is $2,212,000 of restricted cash resulting from the sale of collateralized property. The funds must be used to invest in replacement collateral or to purchase senior secured notes and therefore have been classified as long-term.

 5.  PROPERTY, PLANT, EQUIPMENT AND GOODWILL:

     ------------------------------------------------------------------------------------------------
                                                                      Accumulated
                                                                     amortization            Net book
     2002                                                Cost     and write-downs               value
     ------------------------------------------------------------------------------------------------
     Land, buildings and equipment:
        Pulp mills                               $    735,184        $    541,598        $    193,586
        Solid wood facilities                         269,771             176,186              93,585
        Land                                           13,151                   -              13,151
        ---------------------------------------------------------------------------------------------
                                                    1,018,106             717,784             300,322
     Timberlands                                      154,206              39,886             114,320
     Logging roads                                    336,427             265,978              70,449
     ------------------------------------------------------------------------------------------------
                                                 $  1,508,739        $  1,023,648        $    485,091
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------

     At December 31, 2002, the Company reviewed the carrying value of its pulp mills and sawmills and determined that based on current economic conditions and plans, the carrying values for one of the Company's pulp mills and a sawmill were not likely recoverable from future cash flows from operations and or sale. As a result, the Company recorded a write-down of the property, plant and equipment by $53,288,000 (2001 - $276,158,000).

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

 5.  PROPERTY, PLANT, EQUIPMENT AND GOODWILL (CONTINUED):

     ------------------------------------------------------------------------------------------------
                                                                      Accumulated
                                                                     amortization            Net book
     2001                                                Cost     and write-downs               value
     ------------------------------------------------------------------------------------------------
     Land, buildings and equipment:
         Pulp mills                              $    761,981        $    509,965        $    252,016
         Solid wood facilities                        296,983             186,889             110,094
         Land                                          19,032                   -              19,032
         --------------------------------------------------------------------------------------------
                                                    1,077,996             696,854             381,142
     Timberlands                                      154,206              36,893             117,313
     Logging roads                                    308,787             240,914              67,873
     ------------------------------------------------------------------------------------------------
                                                 $  1,540,989        $    974,661        $    566,328
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------
     Goodwill                                    $     67,920        $     57,367        $     10,553
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------

 6.  OTHER ASSETS:

     ---------------------------------------------------------------------------------------
                                                                   2002                 2001
     ---------------------------------------------------------------------------------------
     Pension and post retirement (note 17(f))             $      21,730        $      23,444
     Deferred financing costs, net of amortization                6,677               14,645
     Other                                                        1,655                    -
     ---------------------------------------------------------------------------------------
                                                          $      30,062        $      38,089
     ---------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------

 7.  BANK CREDIT FACILITY:

     In March 2002, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 1%. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $65,000,000.

     At December 31, 2002, of the full $65,000,000 facility that was available to the Company, $21,819,000 had been drawn down and $6,629,000 was used to support standby letters of credit.

 8.  ACCOUNTS PAYABLE SUBJECT TO COMPROMISE:

     Accounts payable subject to compromise consist of the following (note 1):

     ---------------------------------------------------------------------------------------
     Trade payables                                                            $      18,634
     Interest on 8-3/4% unsecured Senior Notes                                        15,332
     Interest on 9-1/4% unsecured Senior Notes                                        11,400
     ---------------------------------------------------------------------------------------
                                                                               $      45,366
     ---------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

 9.  LONG-TERM DEBT:

     -------------------------------------------------------------------------------------------
                                                                       2002                 2001
     -------------------------------------------------------------------------------------------
     Doman Industries Limited:
         Senior Notes (US$388,000,000), 8.75% due in 2004     $     612,109        $     618,006
         Senior Notes (US$125,000,000), 9.25% due in 2007           197,200              199,100
         Senior Secured Notes (US$160,000,000), 12.00%
           due in 2004                                              252,416              254,848
     -------------------------------------------------------------------------------------------
                                                              $   1,061,725        $   1,071,954
     -------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------

     The Senior Notes are contemplated in the Plan to be subject to compromise. The Senior Secured Notes are not currently subject to compromise under the proposed Plan.

     The Senior Notes are guaranteed by all of the Company's subsidiaries, except for Doman Industries (US) Limited and Doman's Freightways Ltd. The 8.75% Senior Notes are unsecured and are redeemable at the option of the Company at any time after March 15, 1999 at their principal amount plus (I) a premium (which decreases annually to 2002) and (II) any accrued and unpaid interest. The 12.00% Senior Notes are redeemable at the option of the Company at any time after July 1, 2002 at their principal amount plus (I) a premium (which decreases annually to 2003) and (II) any accrued and unpaid interest. The 12.00% Senior Notes are secured by a first priority lien upon a portion of the Company's timber tenures, eight of the Company's solid wood facilities, the Squamish pulp mill and the value-added lumber remanufacturing plant. The 9.25% Senior Notes are unsecured and are redeemable at the option of the Company at any time after November 15, 2002 at their principal amount plus (I) a premium (which decreases annually to 2005) and (II) any accrued and unpaid interest. The Indentures governing the Senior Notes contain certain restrictions regarding, among other things, the ability of the Company to incur additional indebtedness (with certain exceptions) and the payment of cash dividends in certain circumstances.

     Long-term debt principal payments under the agreements without considering default provisions are as follows:

     --------------------------------------------------------------
     2003                                             $           -
     2004                                                   864,525
     2005                                                         -
     2006                                                         -
     2007                                                   197,200
     --------------------------------------------------------------
                                                      $   1,061,725
     --------------------------------------------------------------
     --------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

10.  SHARE CAPITAL:

     (a)  Authorized and issued share capital:

          Authorized shares (without par value):

              5,000,000 Class A preferred

              100,000 Class B preferred

              unlimited Class A common

              unlimited Class B non-voting

          Issued shares:

          -------------------------------------------------------------------------------------------------------
                                                                                          2002               2001
          -------------------------------------------------------------------------------------------------------
          1,281,526 (2001 - 1,281,526) Class A preferred, series 4               $      64,076       $     64,076
          4,774,971 (2001 - 4,794,341) Class A common                                      903                907
          37,706,012 (2001 - 37,686,642) Class B non-voting, series 2                  242,039            242,035
          -------------------------------------------------------------------------------------------------------
                                                                                 $     307,018      $     307,018
          -------------------------------------------------------------------------------------------------------
          -------------------------------------------------------------------------------------------------------

     (b)  Rights of classes of issued shares:

          The Class A preferred shares, series 4 have a cumulative annual dividend, generally payable quarterly, of 6% until January 31, 2004 and thereafter at the greater of (I) 6% and (II) one-half of bank prime rate plus 1%. These preferred shares are redeemable at the option of the Company at any time at $50.00 per share plus any accrued and unpaid dividends. The Class A preferred shares carry the right to one vote at the Annual General meeting on all matters, other than the election of the directors in which respect they are entitled to vote separately, as a class, for up to two directors.

          The Class A common shares are convertible at the option of the holder into Class B non-voting shares, series 2 on a share-for-share basis. The Class B non-voting shares, series 2 have the same rights as the Class A common shares except that (I) they have no right to vote at meetings of shareholders and (II) they are not convertible into another class of shares of the Company. However, if an offer to purchase is made to all or substantially all of the holders of the Class A common shares, each Class B non-voting share, series 2 shall, in certain circumstances, be deemed to be a Class A common share.


     (c)  Changes in issued shares:

          The changes in the issued shares since December 31, 2000 were as follows:

          Common and non-voting shares:

          --------------------------------------------------------------------------------------------------------------
                                                                      Number of shares
                                                       -----------------------------------------------
                                                                          Class B,
                                                         Class A          series 2               Total            Amount
          --------------------------------------------------------------------------------------------------------------
          Balance, December 31, 2000
            and 2001                                   4,794,341        37,686,642          42,480,983        $  242,942
          Conversion of Class A common
            to Class B non-voting, series 2              (19,370)           19,370                   -                 -
          --------------------------------------------------------------------------------------------------------------
          Balance, December 31, 2002                   4,774,971        37,706,012          42,480,983        $  242,942
          --------------------------------------------------------------------------------------------------------------
          --------------------------------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

10.  SHARE CAPITAL (CONTINUED):

     (d)  Dividends:

          The payment of quarterly cash dividends on the common and non-voting shares was suspended by the Company in the third quarter of 1996. The Company has deferred the payment of the quarterly cumulative dividends on the Series 4 Class A preferred shares from December 1, 1998 in the aggregate amount of $18,231,000.

     (e)  Stock options:

          The Company grants, from time to time, stock options to directors, officers and employees to purchase its common and non-voting shares at the quoted market value on the date of the grant.

          At December 31, 2002, there were options outstanding to purchase 80,000 (2001 - 80,000) Class A common shares at $7.65 per share, and 270,000 (2001 - 315,000) Class B non-voting shares, series 2, at $7.65 per share, exercisable on a cumulative basis as to 20% annually over a five-year period ending in March 2003.

11.  INCOME TAXES:

     Income tax expense for the years ended December 31, 2002 and 2001 differs from the amount that would be computed by applying Federal and Provincial statutory rates as follows:


     ----------------------------------------------------------------------------------------------------
                                                                                2002                 2001
     ----------------------------------------------------------------------------------------------------
     Net loss before taxes                                             $    (163,295)       $    (506,070)
     ----------------------------------------------------------------------------------------------------
     Combined Basic Federal and Provincial income tax rates                    35.62%               38.62%
     Expected income tax recovery                                      $     (58,166)       $    (195,444)
     Tax effect of:
         Change in future tax rates                                                -                7,079
         Increase in valuation allowance                                      41,907               84,053
         Change in characterization of unrealized foreign exchange
           losses and other filing differences                                18,591                    -
         Non-deductible goodwill amortization                                      -                9,241
         Large corporation taxes                                                 810                2,559
         Other                                                                (2,332)                (704)
     ----------------------------------------------------------------------------------------------------
     Income tax expense (recovery) per financial statements            $         810        $     (93,216)
     ----------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------
     Income tax expense (recovery) comprised of:
         Current income tax expense                                    $         810        $       2,559
         Future income tax recovery                                                -              (95,775)
     ----------------------------------------------------------------------------------------------------
                                                                       $         810        $     (93,216)
     ----------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

--------------------------------------------------------------------------------

Years ended December 31, 2002 and 2001

11.  INCOME TAXES:

     The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities at December 31, 2002 and 2001 are presented below:

     ----------------------------------------------------------------------------------------------------
                                                                                2002                 2001
     ----------------------------------------------------------------------------------------------------
     Future tax assets:
         Losses carried forward                                        $     172,968        $     195,689
         Unrealized foreign exchange loss                                     23,494                   -
         Accrued restructuring costs                                           3,068                5,549
         Inventory, primarily due to timing of realization of
           inter-company profits                                               2,438                  837
         Reforestation obligation, due to accrual for financial
           statement purposes                                                    993                  825
         Deferred, finance costs, due to differences in timing of
           deductibility for tax                                                  70                    -
         Other                                                                 4,228                3,222
         ------------------------------------------------------------------------------------------------
                                                                             207,259              206,122
     Valuation allowance                                                    (125,960)             (84,053)
     ----------------------------------------------------------------------------------------------------
                                                                              81,299              122,069
     Future tax liabilities:
         Property, plant and equipment, due to differences in net
           book value and unamortized capital cost                           (79,359)            (116,087)
         Pensions, due to accrual for financial statement purposes            (1,865)              (3,326)
         Deferred financing costs, due to differences in timing of
           deductibility for tax                                                   -               (2,323)
         Other                                                                   (75)                (333)
         ------------------------------------------------------------------------------------------------
                                                                             (81,299)            (122,069)
     ----------------------------------------------------------------------------------------------------
     Net future tax liability                                          $           -        $          -
     ----------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------


12.  WRITE-DOWN OF PROPERTY, PLANT AND EQUIPMENT AND OPERATING
     RESTRUCTURING COSTS:

     The Company recorded restructuring costs, property, plant and equipment write-downs and other items consisting of the following:

     ----------------------------------------------------------------------------------------------------
                                                                                2002                 2001
     ----------------------------------------------------------------------------------------------------
     Property, plant and equipment write-downs                         $      53,288        $     276,158
     Inventory write-down                                                     11,010                  995
     Severance and other restructuring costs                                   3,156               14,584
     ----------------------------------------------------------------------------------------------------
                                                                       $      67,454        $     291,737
     ----------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

13.  FINANCIAL RESTRUCTURING COSTS:

     The Company has incurred the following pre-tax charges for costs associated with reorganizing its affairs under the protection of CCAA as follows:

     -------------------------------------------------------------------
     Investment banking and financing                        $     2,599
     Legal                                                         1,686
     Monitoring                                                       81
     Accounting                                                       41
     Credit negotiations                                             229
     Write-off of deferred finance costs                           2,623
     -------------------------------------------------------------------
                                                             $     7,259
     -------------------------------------------------------------------
     -------------------------------------------------------------------

14.  COMMITMENT AND CONTINGENCIES:

     (a)  Operating leases:

          Future minimum lease payments at December 31, 2002 under operating leases were as follows:

     -------------------------------------------------------------------
     2003                                                    $     4,866
     2004                                                          3,701
     2005                                                          2,733
     2006                                                          1,984
     2007                                                          1,362
     Thereafter                                                    1,007
     -------------------------------------------------------------------
                                                             $    15,653
     -------------------------------------------------------------------
     -------------------------------------------------------------------

     (b)  Contingent liability:

          On March 21, 2002 and further adjusted on April 25, 2002, the US Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from the effective date of the Final Order (May 22, 2002 as discussed below). The USDOC's final determination in the antidumping investigation resulted in Company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an all other rate of 8.43% for all other companies including this Company.

          On May 16, 2002, the US International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the US industry. As a result, effective from the Final Order date of May 22, 2002, cash deposits are required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 were refunded.

          The Company has recorded $22,271,000 as a reduction of sales revenue for the period from May 22, 2002 to December 31, 2002 representing the combined final countervailing and antidumping duties of 27.22%.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

14.  COMMITMENT AND CONTINGENCY (CONTINUED):

     (b)  Contingent liability (continued):

          The Company had accrued $6,627,000 for the period from August 17, 2001 to December 15, 2001 representing the preliminary USDOC countervailing duty rate of 19.31%, and $7,119,000 for the period from November 6, 2001 to May 6, 2002, representing the preliminary USDOC antidumping duty rate of 12.58%. In April 2002, the Company reversed these accruals, totaling $13,746,000 to reflect the effective date of the Final Order. The reversal has been recorded as a credit to sales. Of the reversal in the second quarter, $12,390,000 related to fiscal 2001 sales and $1,356,000 to 2002 sales. Any further adjustments resulting from a change in the countervailing and antidumping duty rates will be made prospectively.

          The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the US cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels.

          The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this US Trade dispute. Canadian Interests may appeal the decision of these administrative agencies to the appropriate courts, NAFTA panels and the WTO. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete.

     (c)  Contingency:

          In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.

15.  SEGMENTED INFORMATION:

     (a)  Industry segments:

          The Company is an integrated Canadian forest products company operating in two industry segments. The Solid Wood Segment comprises the Company's timber harvesting, reforestation, sawmilling, value-added lumber remanufacturing and lumber marketing operations. The Pulp Segment comprises the Company's dissolving sulphite and kraft ("NBSK") pulp manufacturing, pulp management and sales operations.

          -------------------------------------------------------------------------------------------------
                                                                          December 31, 2002
                                                        ---------------------------------------------------
                                                          Solid wood               Pulp               Total
          -------------------------------------------------------------------------------------------------
          Sales:
              To external customers                     $    463,727       $    171,207        $    634,934
              To other segment(1)                             45,270                  -              45,270
          -------------------------------------------------------------------------------------------------
                                                        $    508,997       $    171,207        $    680,204
          -------------------------------------------------------------------------------------------------
          -------------------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

15. SEGMENTED INFORMATION (CONTINUED):

     (a)  Industry segments (continued):

          -------------------------------------------------------------------------------------------------
                                                                          December 31, 2002
                                                        ---------------------------------------------------
                                                          Solid wood               Pulp               Total
          -------------------------------------------------------------------------------------------------
          Segmented operating earnings (loss)           $     34,467       $    (86,727)       $    (52,260)
          General corporate expenses                                                                (10,942)
          Interest expense                                                                          (97,754)
          Other income (expense)                                                                     (2,339)
          Income tax expense                                                                           (810)
          -------------------------------------------------------------------------------------------------
          Net loss                                                                             $   (164,105)
          -------------------------------------------------------------------------------------------------
          -------------------------------------------------------------------------------------------------
          Identifiable assets                           $    543,397       $    282,102        $    825,499
          Corporate assets, including investments                                                    18,427
          -------------------------------------------------------------------------------------------------
                                                                                               $    843,926
          -------------------------------------------------------------------------------------------------
          -------------------------------------------------------------------------------------------------
          Amortization of property, plant
            and equipment                               $     38,278       $     10,203        $     48,481
          -------------------------------------------------------------------------------------------------
          Capital expenditures                          $     29,808       $       (196)       $     29,612
          -------------------------------------------------------------------------------------------------

           -------------------------------------------------------------------------------------------------
                                                                           December 31, 2001
                                                         ---------------------------------------------------
                                                           Solid wood               Pulp               Total
           -------------------------------------------------------------------------------------------------
           Sales:
               To external customers                    $     532,037       $     237,940       $   769,977
               To other segment(1)                             27,400                   -            27,400
           -------------------------------------------------------------------------------------------------
                                                        $     559,437       $     237,940       $   797,377
           -------------------------------------------------------------------------------------------------
           -------------------------------------------------------------------------------------------------
           Segmented operating earnings (loss)          $     (39,504)      $    (301,923)      $  (341,427)
           General corporate expenses                                                                (5,680)
           Interest expense                                                                        (173,362)
           Other income (expense)                                                                    14,399
           Income tax recovery                                                                       93,216
           -------------------------------------------------------------------------------------------------
           Net loss                                                                             $  (412,854)
           -------------------------------------------------------------------------------------------------
           -------------------------------------------------------------------------------------------------
           Identifiable assets                          $     592,530       $     358,868       $   951,398
           Corporate assets, including investments                                                   23,134
           -------------------------------------------------------------------------------------------------
                                                                                                $   974,532
           -------------------------------------------------------------------------------------------------
           -------------------------------------------------------------------------------------------------
           Amortization of property, plant
             and equipment                              $      42,232       $      25,003       $    67,235
           -------------------------------------------------------------------------------------------------
           Capital expenditures                         $      42,952       $         669       $    43,621
           -------------------------------------------------------------------------------------------------

           (1) Inter-segment sales are accounted for at prevailing market prices.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

15.  SEGMENTED INFORMATION (CONTINUED):

     (b)  Geographic information:

          (i)  Sales:

               The Company's sales, based on the known origin of the customer, during the last two years were as follows:

               -----------------------------------------------------------------
                                                        2002                2001
               -----------------------------------------------------------------
               Canada                          $     175,180       $     214,986
               United States                         204,932             230,333
               Asia                                  184,728             221,521
               Europe                                 62,438              89,433
               Other                                   7,656              13,704
               -----------------------------------------------------------------
                                               $     634,934       $     769,977
               -----------------------------------------------------------------
               -----------------------------------------------------------------

         (ii)  Property, plant and equipment:

               All of the Company's property, plant and equipment are located in British Columbia, Canada.

16.  RELATED PARTY TRANSACTIONS:

     During 2002, the Company sold two non-core real estate assets to Doman family members for fair value proceeds of $1,926,000, resulting in a gain on disposal of $1,015,000.

17.  OTHER INFORMATION:

     (a)  Amortization of property, plant and equipment:

          ---------------------------------------------------------------------------------
                                                                   2002                2001
          ---------------------------------------------------------------------------------
          Amortization of buildings and equipment           $     20,425       $     33,097
          Amortization of timberlands and logging roads           28,056             34,138
          ---------------------------------------------------------------------------------
                                                            $     48,481       $     67,235
          ---------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------

     (b)  Interest expense:

          ---------------------------------------------------------------------------------
                                                                   2002                2001
          ---------------------------------------------------------------------------------
          Bank indebtedness                                 $       995         $         -
          Long-term debt                                         96,759             174,279
          ---------------------------------------------------------------------------------
                                                                 97,754             174,279
          Interest income                                             -                (917)
          ---------------------------------------------------------------------------------
                                                            $    97,754         $   173,362
          ---------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------

          Interest on long-term debt includes foreign currency translation gains (losses) amounting to $10,228,000 in 2002 and ($66,561,000)
          in 2001, and amortization of deferred financing costs amounting to $5,268,000 in 2002 and $5,846,000 in 2001.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

17.  OTHER INFORMATION (CONTINUED):

     (c)  Other income (expense):

          ---------------------------------------------------------------------------------
                                                                   2002                2001
          ---------------------------------------------------------------------------------
          Gain (loss) on sale of properties                 $     5,526         $      (580)
          BC Corporations capital tax                              (118)             (3,423)
          Write-off of deferred financing costs                  (1,178)                  -
          Gain on buy-back of Senior Notes                            -              18,294
          Other                                                      36                  46
          Equity in operating earnings of significantly
            influenced investees                                      9                  62
          ---------------------------------------------------------------------------------
                                                            $     4,275         $    14,399
          ---------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------

     (d)  Changes in non-cash working capital items:

          ---------------------------------------------------------------------------------
                                                                   2002                2001
          ---------------------------------------------------------------------------------
          Decrease (increase) in:
              Accounts receivable                           $   (17,606)       $     50,033
              Inventories                                        27,275             104,995
              Prepaid expenses                                   (1,262)             (1,354)

          Increase (decrease) in:
              Accounts payable and accrued liabilities           30,493             (18,806)
          ---------------------------------------------------------------------------------
                                                            $    38,900        $    134,868
          ---------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------

     (e)  Supplementary cash flow information:

          ---------------------------------------------------------------------------------
                                                                   2002                2001
          ---------------------------------------------------------------------------------
          Cash paid for:
              Interest                                      $   102,716         $   100,954
              Income taxes                                        2,506               2,559

          Non-cash item:
              Trade-in of equipment for new equipment
                under operating leases                              463                   -
          ---------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------

     (f)  Pension plans:

          (i) The Company's hourly paid employees are members of union pension plans established pursuant to collective bargaining agreements. The aggregate contributions made by the Company and charged to earnings amounted to $7,762,000 in 2002 and $8,301,000 in 2001.
               An expense was recorded in 2002 of $1,700,000 to recognize accrued benefit obligations arising under hourly bridging plans which are unfunded arrangements.

         (ii) The Company has defined benefit pension plans which cover substantially all salaried employees. The plans provide pensions based on length of service and final average annual earnings
               (as defined). The Company also has health care plans covering certain hourly and retired salaried employees.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

17.  OTHER INFORMATION (CONTINUED):

     (f)  Pension plans (continued):

          Information about the Company's salaried pension plans and other non-pension benefits, in aggregate, for 2002 is as follows:

          -----------------------------------------------------------------------------------
                                                                 Salaried         Non-pension
                                                            pension plans               plans
          -----------------------------------------------------------------------------------
          Plan assets:
              Market value, beginning of year               $     101,872       $           -
              Company contributions                                   580                 363
              Employees' contributions                                154                   -
              Benefits paid                                        (5,748)               (363)
              Actual return on assets                              (5,442)                 -
              -------------------------------------------------------------------------------
              Market value, end of year                     $      91,416       $          -
              -------------------------------------------------------------------------------
              -------------------------------------------------------------------------------
          Accrued benefit obligation:
              Balance at beginning of year                  $      94,780       $     10,948
              Company current service cost                          3,248                291
              Past service cost                                       221                  -
              Employees' contributions                                154                  -
              Benefits paid                                        (5,748)              (363)
              Interest on obligation                                6,373                748
              Actuarial loss (gain)                                (2,037)               135
              -------------------------------------------------------------------------------
              Balance at end of year                        $      96,991       $     11,759
              -------------------------------------------------------------------------------
              -------------------------------------------------------------------------------
          Funded status (end of year):
              Funded status surplus (deficit)               $     (5,575)       $    (11,759)
              Unamortized past service costs                         212                   -
              Unamortized net actuarial losses                    22,299               1,772
              -------------------------------------------------------------------------------
              Balance sheet asset                           $     16,936        $     (9,987)
              -------------------------------------------------------------------------------
              -------------------------------------------------------------------------------


          Included in the above pension plan accrued benefits obligations are the liabilities for the Supplementary Plans which are unfunded arrangements. At December 31, 2002, the accrued benefit obligations for the Supplementary Plans are $6,291,500.

          The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows:

          -----------------------------------------------------------------------------------
          Discount rate:
              Beginning of year                                                           6.75%
              End of year                                                                 6.75%
          Expected long term return on assets:
              WFP and Doman Plan                                                          7.50%
              Other plans                                                                   n/a
          Rate of compensation increases                                                   4.0%
          Health care cost trend rate                     5.5% for 2002 grading to 4.5% in 2005
              -------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

17.  OTHER INFORMATION (CONTINUED):

     (f)  Pension plans (continued):

          The Company's salaried pension and non-pension benefits expense for 2002 is as follows:


          -----------------------------------------------------------------------------------
                                                                 Salaried         Non-pension
                                                            pension plans               plans
          -----------------------------------------------------------------------------------
          Current service cost                              $   3,248,000       $     291,000
          Interest on obligation                                6,373,000             748,000
          Expected return on assets                            (7,495,000)                  -
          Amortization of past service cost                         9,000                   -
          Amortization of net actuarial loss                      124,000              34,000
          -----------------------------------------------------------------------------------
                                                            $   2,259,000       $   1,073,000
          -----------------------------------------------------------------------------------
          -----------------------------------------------------------------------------------

     (g)  Concentration of credit risk:

          The Company has significant exposures to individual customers. However, all of the Company's sales are either made on a cash basis, without credit terms, or are insured with the Export Development Corporation or a private United States credit insurance company.

     (h)  Fair value of financial instruments:

          The estimated fair values of the Company's financial instruments as at December 31, 2002 and 2001 are as follows:

          --------------------------------------------------------------------------------------------------------
                                                           2002                                    2001
                                                --------------------------              --------------------------
                                                   Carrying           Fair                 Carrying           Fair
                                                     amount          value                   amount          value
          --------------------------------------------------------------------------------------------------------
          Accounts receivable                   $    86,038    $    86,038              $    68,432    $    68,432
          Other investments                           9,784          9,784                    8,489          8,489
          Accounts payable and
            accrued liabilities                     148,096        148,096                  117,603        117,603
          8.75% Senior Notes                        612,109         76,514                  618,006         92,701
          9.25% Senior Notes                        197,200         24,650                  199,100         29,865
          12.00% Senior Notes                       252,416        232,538                  254,848        217,258
          --------------------------------------------------------------------------------------------------------
                                                $ 1,305,643    $   577,620              $ 1,266,478    $   534,348
          --------------------------------------------------------------------------------------------------------
          --------------------------------------------------------------------------------------------------------

          The fair value of the Company's accounts receivable, bank indebtedness, and accounts payable and accrued liabilities was estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of the Company's other investments, as a result of their nature, was also estimated to approximate their carrying values. The fair value of the Company's Senior Notes was estimated based on the last quoted market prices, where they existed, or on the current rates available to the Company for similar debt.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

17.  OTHER INFORMATION (CONTINUED):

     (i)  Subsidiaries:

          The active subsidiaries of the Company, all wholly owned, are as follows:

               Western Pulp Limited Partnership
               Doman Forest Products Limited
               Western Forest Products Limited
               Western Pulp Inc.
               Eacom Timber Sales Ltd.
               Doman-Western Lumber Ltd.

     (j)  Earnings per share:

          The Company currently has options outstanding to purchase 80,000 Class A common shares and 270,000 class B non-voting shares.
          In addition, under the proposed Plan, The Company will authorize the issuance of US$100 million 8% convertible debentures. These securities could be dilutive in the future, but are currently anti-dilutive.

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     As indicated in note 2, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, the measurement principles of which conform in all material respects with US GAAP, except as set forth below.

     (a)  Adjustments to consolidated statements of operations:

          (i)  Net loss:

               ----------------------------------------------------------------------------------------------------
                                                                                            2002               2001
               ----------------------------------------------------------------------------------------------------
               Net loss in accordance with Canadian GAAP                           $    (164,105)     $    (412,854)
               Adjustments for pensions(c)                                                   500                500
               Write-down of property, plant and equipment(d)                            (41,954)                 -
               Future tax impact of adjustment for pensions and write-down
                 of property, plant and equipment(e)                                      14,766               (679)
               Increase in valuation allowance resulting from pension
                 adjustment and write-down of property, plant and
                 equipment(e)                                                            (14,766)            (5,775)
               ----------------------------------------------------------------------------------------------------

               Net loss in accordance with US GAAP                                      (205,559)          (418,808)
               Provision for dividends on preferred shares                                (4,499)            (4,514)
               ----------------------------------------------------------------------------------------------------

               Loss available to common shareholders                               $    (210,058)     $    (423,322)
               ----------------------------------------------------------------------------------------------------
               ----------------------------------------------------------------------------------------------------

               Weighted average number of shares outstanding                              42,481             42,481
               ----------------------------------------------------------------------------------------------------
               ----------------------------------------------------------------------------------------------------

               Basic loss per share in accordance with US GAAP                     $       (4.94)        $    (9.96)

               Diluted loss per share in accordance with US GAAP                           (4.94)             (9.96)
               ----------------------------------------------------------------------------------------------------
               ----------------------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (a)  Adjustments to statement of operations (continued):

          (ii) Sales:

               Under Canadian GAAP, the Company includes freight costs totalling $58,894,000 (2001 - $69,368,000) and countervailing and anti-dumping duties on export sales to the United States of $9,881,000 (2001 - $12,390,000) as deductions from sales in the statement of operations. Under US GAAP, such costs are included as costs of goods sold. As a result, sales, cost of goods sold and total costs and expenses for the year ended December 31, 2002 would increase under US GAAP by $68,775,000 (2001 - $81,758,000).

         (iii) Under US GAAP, supplies inventory write-downs of $11,010 is included in cost of sales.

     (b) Adjustments to consolidated assets, liabilities and shareholders' equity:

               ----------------------------------------------------------------------------------------------------
                                                                                          2002                 2001
               ----------------------------------------------------------------------------------------------------
               Total assets in accordance with Canadian GAAP                    $      843,926        $     974,532
               Adjustment for pensions(c)                                              (15,712)             (16,212)
               Write-down of property, plant and equipment(d)                          (41,954)                   -
               ----------------------------------------------------------------------------------------------------

               Total assets in accordance with US GAAP                          $      786,260        $     958,320
               ----------------------------------------------------------------------------------------------------
               ----------------------------------------------------------------------------------------------------

               Total liabilities in accordance with Canadian GAAP               $    1,259,447        $   1,215,396
               Future income taxes relating to:
                 Adjustment for pensions(c)                                             (5,597)              (5,775)
                 Write-down of property, plant and equipment(d)                        (14,944)                   -
                 Increase in valuation allowance due to adjustment
                   for pensions and write-down of property, plant and
                   equipment(e)                                                         20,541                5,775

               ----------------------------------------------------------------------------------------------------

               Total liabilities in accordance with US GAAP                     $    1,259,447        $   1,215,396
               ----------------------------------------------------------------------------------------------------
               ----------------------------------------------------------------------------------------------------

               Total shareholders' deficiency in accordance
                 with Canadian GAAP                                             $     (415,521)       $    (240,864)
               Cumulative change in deficit relating to:
                 Adjustment for pensions(c)                                            (15,712)             (10,437)
                 Write-down of property, plant and equipment(d)                        (41,954)                   -
                 Increase in valuation allowance due to adjustment
                   for pensions and write-down of property, plant and
                   equipment(e)                                                              -               (5,775)
               ----------------------------------------------------------------------------------------------------

               Total shareholders' deficiency in accordance with US GAAP        $     (473,187)       $    (257,076)
               ----------------------------------------------------------------------------------------------------
               ----------------------------------------------------------------------------------------------------

               Total liabilities and shareholders' equity                       $      786,260        $     958,320
               ----------------------------------------------------------------------------------------------------
               ----------------------------------------------------------------------------------------------------

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     Adjustments:

     (c) In 2000, the Company adopted new Canadian accounting standards relating to pension and other post retirement benefits. The change in pensions and post retirement benefits was applied retroactively with an adjustment to opening deficit. The adjustment to assets, liabilities and opening deficit at December 31, 2002 under Canadian GAAP includes $15,712,000 increase in pension assets, $5,597,000 increase in future income taxes and $10,115,000 decrease in opening deficit relating to prior year experience gains which would not have been recorded under US GAAP but rather would be recognized over the expected average remaining service life of the employee group to the extent the gains exceeded certain thresholds. For US GAAP purposes, the 2002 and 2001 effect of the adjustment posted has been reversed and amortization of the experience gain of $500,000 (2001 - $500,000) and related future income tax expense of $178,000 (2001 - $679,000) have been recorded.

     (d) Under US GAAP, in 2001 certain pulp mill assets were classified as "long-lived assets to be disposed of by sale" and were written down to fair market value. During 2002, these assets were reclassified to "long-lived assets held for use" as the Company no longer intends to sell these assets. For Canadian GAAP purposes, the assets have been measured at their net recoverable amount (note 2(d)). US GAAP requires that a long-lived asset that is reclassified be measured at the lower of its (a) carrying amount before the asset was classified as held for sale, adjusted for any amortization expense that would have been recognized had the asset been continuously classified as held and used, and, or (b) fair value at the date of the subsequent decision not to sell. In the case of the pulp mill assets, the lower amount is the fair value at the date of the subsequent decision not to sell. The fair value is $41,954,000 less then the net book value of the pulp mill assets. As a result, for US GAAP purposes, a further write-down of $41,954,000 and related future income tax recovery of $14,944,000 was charged to results from operations.

     (e) Under both Canadian and US GAAP, future tax assets and liabilities are measured using the income tax rates and income tax laws that, at the balance sheet date, are expected to apply when the assets are realized or the liabilities settled. In Canada, announcements of changes in income tax rates and tax laws by governments can have the effect of being substantively enacted at the balance sheet date even though the effective date is subsequent to the balance sheet date. When persuasive evidence exists that the government is able and committed to enacting the proposed changes in the foreseeable future, the substantively enacted rates and income tax laws are used to measure the future tax assets and liabilities. Under US GAAP, only the income tax rates and income tax laws enacted at the balance sheet date are used to measure the future income tax assets and liabilities. For the years ended December 31, 2002 and 2001, tax rate changes announced by governments in Canada but not yet enacted did not materially affect the amounts of future tax assets and liabilities reflected on the balance sheet and no adjustment is required for these amounts to be in accordance with US GAAP.

          The future tax impact of the US GAAP adjustments noted in (c) and
          (d) would result in a future income tax recovery of $14,766,000 for 2002 and a future income tax adjustment to the balance sheet of $20,541,000. However, due to the Company not meeting the "more likely then not" requirement, a valuation allowance has been provided for these amounts.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (f)  Recent accounting pronouncements:

          (i) In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 143 ("SFAS 143"), "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS" which provides accounting requirements for retirement obligations associated with long-lived assets for which the legal obligation to settle is a result of an existing legal obligation, including those obligations to settle due to an existing or enacted law and written or oral contract. Such obligations include reforestation and other environmental liabilities normally associated with the Company's logging and pulp operations. Such an obligation would be recognized in the period in which it meets the definition of a liability, and on initial recognition, the liability would be measured at fair value. SFAS 143 requires the recognition of changes in the liability resulting from
               (A) the passage of time and (B) revisions in cash flow estimates. SFAS 143 is effective for years beginning after June 15, 2002. The Company has not yet determined the effect of SFAS 143 on the consolidated financial statements.

          (ii) In July 2002 the FASB released Statement of Financial Accounting No. 146 ("SFAS 146"), "ACCOUNTING FOR COSTS ASSOCIATED WITH
               EXIT OR DISPOSAL ACTIVITIES". SFAS 146 relates to the recognition of a liability for costs associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. Previously, a liability for an exit cost was recognized when an exit plan was committed to. SFAS 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities. As a result, SFAS
               146 significantly reduces the ability to recognize a liability for future expenses related to restructuring.
               Certain costs that were recognized as liabilities at the date an exit plan was committed to, will now be recognized at a later date. In addition, SFAS 146 provides additional guidance for the recognition and measurement of certain costs that are often associated with exit or disposal activities including one-time termination benefits and other associated costs. SFAS 146 is effective for exit and disposal activities initiated after December 31, 2002.

         (iii) In December 2002, FASB approved the issue of Statement of Financial Accounting Standard No. 148, ("SFAS 148"), "ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE". SFAS 148 provides for three transition options if a company elects to adopt the principles of SFAS 123 for measuring stock-based compensation granted to employees at their fair value. The provisions of SFAS 148 also increase the prominence and frequency of financial disclosure including additional disclosures of stock-based compensation amounts in year end financial statements and will require that interim financial statements include similar disclosure relating to stock-based compensation as is presently required for year end financial statements including all of the disclosure provisions of SFAS 123. The provisions of SFAS 148 are not applicable to these consolidated financial statements.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (f)  Recent accounting pronouncements (continued):

          (iv) In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (the "Interpretation"), "GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES,
               INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS", which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception.

               The disclosure requirements of the Interpretation apply at December 31, 2002 and the recognition and measurement provisions apply to all guarantees entered into or modified after December 31, 2002. To date the Company does not have material guarantees that require recognition.

          (v) In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 ("FIN 46"), "CONSOLIDATION OF VARIABLE INTEREST ENTITIES". FIN 46 provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate the variable interest entities. This interpretation applies immediately to all variable interest entities created after January 31, 2003.
               The effective date for applying FIN 46's consolidation requirements to variable interest entities acquired before February 1, 2003 is the beginning of our third quarter 2003.
               The Company does not expect the adoption of FIN 46 to have a material impact on the consolidated financial statements.

                DOMAN INDUSTRIES LIMITED - CORPORATE INFORMATION

BOARD OF DIRECTORS                       OFFICERS
H.S. DOMAN                               H.S. DOMAN
DUNCAN,                                  CHAIRMAN OF THE BOARD
BRITISH COLUMBIA

J.H. DOMAN                               J.H. DOMAN
COWICHAN VALLEY REGIONAL DISTRICT,       PRESIDENT AND CHIEF EXECUTIVE OFFICER
BRITISH COLUMBIA

J. BROUWER                               P.G. HOSIER
WEST VANCOUVER,                          VICE-PRESIDENT, FINANCE AND SECRETARY
BRITISH COLUMBIA

I. DANVERS                               RAMESH V. MANIAR
MARICOPA COUNTY,                         TREASURER
ARIZONA, U.S.A.

J.R. FRUMENTO                            SOLICITORS
NORTH COWICHAN,                          FASKEN MARTINEAU DUMOULIN LLP
BRITISH COLUMBIA

C.A. JOHNSON, F.C.A., C.M.               AUDITORS
GARIBALDI HIGHLANDS,                     KPMG LLP
BRITISH COLUMBIA

S.D.B. SMITH, Q.C.                       STOCK EXCHANGE
KAMLOOPS,                                THE TORONTO STOCK EXCHANGE
BRITISH COLUMBIA

R. STANYER                               TRADING SYMBOLS
DUNCAN,                                  DOM.A
BRITISH COLUMBIA                         DOM.B

HEAD OFFICE                              TRANSFER AGENT AND REGISTRAR FOR SHARES
3rd Floor, 435 Trunk Road                CIBC MELLON TRUST COMPANY
Duncan, British Columbia
Canada V9L 2P9                           TRANSFER AGENT AND REGISTRAR FOR
Tel: 250 748 3711                          SENIOR NOTES
Fax: 250 748 6045                        BANK OF NEW YORK, NEW YORK
                                         WELLS FARGO BANK MINNESOTA, N.A.
Visit us at our website:
www.domans.com
--------------


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